Chun Fai How
Direct Dial: +852-2912-2509
chunfai.how@lw.com

LATHAM & WATKINS LLP

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April 25, 2006

Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20549
U. S. A.

Re: Jiangsu Expressway Company Limited – File No. 82-34677

Dear Sir or Madam:

On behalf of Jiangsu Expressway Company Limited (the "Company"), a foreign private issuer claiming exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), I am enclosing herewith copies of additional documents to be furnished to the Securities and Exchange Commission (the "Commission") that the Company made public, filed with the Stock Exchange of Hong Kong Limited or the Shanghai Stock Exchange or distributed to the security holders since our last submission dated September 2, 2005, and a revised index of exhibits listing all the documents that have been so furnished.

This letter, together with the enclosures, shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall this letter constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to the foregoing, please contact the undersigned in the Hong Kong office of Latham & Watkins LLP by telephone at (852) 2912 2509 or by facsimile at (852) 2522 7006.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed, stamped, self-addressed envelope.

Very truly yours,

Chun Fai HOW
of LATHAM & WATKINS LLP

Enclosures

cc (by email and w/o encl.):
Mr. Yong Jia Yao
Jiangsu Expressway Company Limited

David T. Zhang, Esq.
Latham & Watkins LLP

Janet Cheung, Esq.
Richards Butler

INDEX TO EXHIBITS

Listed below are all exhibits made public, filed with the Stock Exchange of Hong Kong Limited or the Shanghai Stock Exchange or distributed to the security holders of the Company since January 1, 2001. Exhibits 104 through 124 are furnished herewith. Exhibits 1 through 103 were previously furnished to the Commission before or on September 9, 2005.

Exhibit Number	Exhibit
1.	Notice of Special General Meeting dated February 20, 2001
2.	Announcement of the results of the Special General Meeting dated April 9, 2001
3.	Teletext announcement of a summary in respect of the financial results of the Company for the year ended December 31, 2000 dated April 11, 2001
4.	Announcement of the intention of the Company to acquire equity interests in Suzhou Sujiahang Expressway Company Limited dated April 12, 2001
5.	Announcement of the resolutions passed by the Seventh Session of the Third Board of Directors Meeting held on April 11, 2001 dated April 12, 2001
6.	Notice of Annual General Meeting dated April 12, 2001
7.	Annual Report for 2000 dated April 12, 2001
8.	Teletext announcement on exceptional price & turnover movement dated May 21, 2001
9.	Announcement of the resolutions passed at 2000 Annual General Meeting dated June 8, 2001
10.	Announcement of the extension of book close period dated June 8, 2001
11.	Teletext announcement of the summary financial results of the Company for the six months ended June 30, 2001 dated August 21, 2001
12.	Announcement of the summary financial results of the Company for the six months ended June 30, 2001 dated August 21, 2001
13.	Teletext announcement to clarify a reclassification of item in the teletext summary announcement of August 21, 2001 dated August 22, 2001
14.	Announcement of the Eighth Session of the Third Board of Directors Meeting dated August 21, 2001
15.	Announcement on a connected transaction – acquisition of 8.8% interest in Yangtze Bridge Company – dated September 4, 2001

16. Interim Report for the six months ended June 30, 2001 dated August 21, 2001

17. Teletext announcement of a summary in respect of the financial results of the Company for the year ended December 31, 2001 dated April 8, 2002

18. Announcement of the financial results of the Company for the year ended December 31, 2001 dated April 8, 2002

19. Announcement of a connected transaction – acquisition of 33.33% equity interests in Sujiahang Expressway Company Limited – dated April 8, 2002

20. Notice of Annual General Meeting, dated April 8, 2002 (together with an Introduction to the proposed directors, including independent directors, and Supervisors to be appointed at the Annual General Meeting), and Announcement of the resolutions passed by the Ninth Session of the Third Board of Directors Meeting held on April 8, 2002, dated April 8, 2002 (together with declarations made by the nominator of the independent directors of the Company and declaration of independence by the proposed independent directors to be appointed at the Annual General Meeting)

21. Circular of a connected transaction - acquisition of 33.33% equity interests in Sujiahang Expressway Company Limited – dated April 26, 2002

22. Announcement of the First Quarter Results of 2002 dated April 29, 2002

23. Announcement in respect of the dispatch of Annual Report, connected transaction circular and a circular setting out the proposed amendments to its Articles of Association and the proposed rules and bye-laws to be adopted in the Annual General Meeting and related documents dated April 29, 2002

24. Circular on the proposed amendments to the Articles of Association of the Company, adoption of procedural rules and bye-laws and election by H Share shareholders of form of financial information dated April 29, 2002

25. Annual Report for 2001 dated April 8, 2002

26. Announcement of the resolutions of 2001 Annual General Meeting dated May 28, 2002

27. Announcement regarding connected transaction – investment of equity interests in Jiangsu Zulin – dated May 28, 2002

28. Announcement regarding connected transaction – independent financial opinion of Huatai Securities Limited on investment of equity investments in Jiangsu Zulin – dated May 29, 2002

29. Teletext announcement of the summary financial results of the Company for the six months ended June 30, 2002 dated August 15, 2002

30. Announcement of the summary financial results of the Company for the six months ended June 30, 2002 dated August 15, 2002

31. Interim Report for the six months ended June 30, 2002 dated August 27, 2002

32. 2002 Third Quarterly Report dated October 30, 2002

33. Announcement regarding connected transactions – proposed establishment of Jiangsu Sundian Engineering Co., Ltd. and proposed transfer of outdoor advertising billboards – dated March 20, 2003

34. Announcement of the Final Results for the Year 2002 dated March 20, 2003

35. Notice of 2002 Annual General Meeting dated March 20, 2003

36. Announcement of the 16th Session of the Third Board of Directors Meeting dated March 20, 2003

37. Announcement of the 8th Session of the Third Supervisory Committee Meeting dated March 20, 2003

38. Announcement on Change of Accounting Standard for the year ended December 31, 2002 dated March 25, 2003

39. Supplementary announcement on Change of Accounting Standard for the year ended December 31, 2002 dated March 26, 2003

40. Announcement of the resolutions of the 2002 Annual General Meeting; Announcement of the 1st Session of the Fourth Board of Directors Meeting and Announcement of the 1st Session of the Fourth Supervisory Committee Meeting dated May 15, 2003

41. Announcement regarding connected transactions – Road Maintenance Service Contracts with Jiangsu Sundian Engineering Co., Ltd. – dated June 30, 2003

42. Summary of 2003 Interim Results dated August 14, 2003

43. Announcement Corrigendum to the interim result announcement dated August 28, 2003

44. 2003 Third Quarterly Report dated October 24, 2003

45. Announcement of the 3rd Session of the Fourth Board of Directors Meeting dated October 24, 2003

46. Announcement in relation to Toll Collection according to the Weight of the Lorries and Adjustment to the Toll Rates dated December 25, 2003

47. Further Announcement in relation to Toll Collection according to the Weight of the Lorries dated December 30, 2003

48. Announcement – the 4th Session of the 4th Board of Directors Meeting dated January 30, 2004

49. Announcement on Proposed Change of Auditors, Proposed Amendments to Articles of Association and Book Close Date dated February 3, 2004

50. Circular on Proposed Amendments to Articles of Association and Proposed Appointment of Auditors dated February 4, 2004

51. Announcement of the Resolutions of the First Extraordinary General Meeting of 2004 dated March 23, 2004

52. Announcement of the 5th Session of the Fourth Board of Directors dated April 1, 2004

53. Announcement of the 4th Session of the Fourth Supervisory Committee Meeting dated April 1, 2004

53A. Results Announcement (Summary) dated April 1, 2004

54. Preliminary Announcement on 2003 Annual Results dated April 1, 2004

55. 2003 Annual Report dated April 1, 2004

56. Announcement – Major Transaction: Widening of Shanghai-Nanjing Expressway; Discloseable Transaction: Second Supplemental Contract of the Contract for the Transfer of the Operating Rights of Nanjing-Shanghai Class 2 Highway and Resumption of Trading, dated April 14, 2004

57. Circular – Major Transaction: Widening of Shanghai-Nanjing Expressway; Discloseable Transaction: Second Supplemental Contract to the Contract for the Transfer of the Operating Rights for Nanjing-Shanghai Class 2 Highway, Amendments to Articles and Annual General Meeting, dated May 5, 2004

58. Announcement of the Opinion of the Board of Directors dated April 14, 2004

59. Announcement of the Opinion of the Independent Directors dated April 14, 2004

60. Announcement of the 7th Session of the Fourth Board of Directors dated April 26, 2004

61. 2004 First Quarterly Report dated April 26, 2004

62. Announcement – Connected Transactions: Road Maintenance Service Contracts with Jiangsu Sundian Engineering Co., Ltd. dated April 28, 2004

63. Notice of Annual General Meeting May 5, 2004

64. Corrigendum dated May 10, 2004

65. Announcement – Traffic Control in relation to the Jiangsu Section of the Shanghai-Nanjing Expressway dated May 31, 2004

66. Announcement of the Resolutions of the 2003 Annual General Meeting dated June 28, 2004

67. Announcement – Traffic Control in relation to the Jiangsu Section of the Shanghai-Nanjing Expressway dated July 26, 2004

67A. Results Announcement (Summary) dated August 20, 2004

68. Summary of 2004 Interim Results dated August 20, 2004, including Announcement of the 8th Session of the Fourth Board of Directors dated August 20, 2004

69. 2004 Interim Report dated August 20, 2004

70. Teletext announcement on unusual volume movement dated September 16, 2004

71. Announcement of the 9th Session of the Fourth Board of Directors dated October 27, 2004

72. Announcement of 2004 Third Quarterly Report dated October 27, 2004

73. Change of Process Agent dated October 27, 2004

74. Announcement of Adjustment to Toll Rate Policy dated January 7, 2005

75. Announcement of the 10th Session of the Fourth Board of Directors Meeting dated March 16, 2005

76. Announcement of the 6th Session of the Fourth Supervisory Committee Meeting dated March 18, 2005

76A. Results Announcement (Summary) dated March 18, 2004

77. Announcement on 2004 Annual Results dated March 18, 2005

78. 2004 Annual Report dated March 18, 2005

79. Announcement – Delay in the appointment of Qualified Accountant dated March 18, 2005

80. Notice of 2004 Annual General Meeting dated April 1, 2005

81. Proxy form for holders of H Shares for use at the Annual General Meeting and any adjournment thereof

82. Confirmation Slip for H Shares Shareholders in respect of the Annual General Meeting to be held on May 18, 2005

83. Announcement of the 7th Session of the Fourth Supervisory Committee Meeting dated April 22, 2005

84. Announcement of the 11th Session of the Fourth Board of Directors Meeting dated

April 22, 2005

85. Announcement – 2005 First Quarterly Report dated April 22, 2005

86. 2005 First Quarterly Report dated April 22, 2005 ('glossy version')

87. Announcement – Continuing Connected Transaction Road Maintenance Service Contract with Jiangsu Sundian Engineering Co., Ltd. dated April 22, 2005

88. Supplemental Notice of 2004 Annual General Meeting dated April 25, 2005

89. Circular – Amendments to the Board Meeting Rules and the Supervisory Committee Meeting Rules; Amendments to Articles and Annual General Meeting dated April 25, 2005

90. Proxy form for holders of H Shares for use at the Annual General Meeting and any adjournment thereof

91. Announcement of the Resolutions of the 2004 Annual General Meeting dated May 18, 2005

92. Announcement on rate of business tax dated May 23, 2005

93. Announcement – Waiver from strict compliance of Rule 3.24 dated June 14, 2005

94. Announcement of the 4th Session of the 12th Board of Directors Meeting dated July 18, 2005

95. Notice of 2005 First Extraordinary General Meeting dated July 22, 2005

96. Circular on Short-term Commercial Paper Program and 2005 First Extraordinary General Meeting dated July 22, 2005

97. Proxy form for holders of H Shares for use at the 2005 First Extraordinary General Meeting of September 9, 2005 and any adjournment thereof dated

98. Confirmation Slip for H Shares Shareholders in respect of 2005 First Extraordinary General Meeting to be held on September 9, 2005

99. Results Announcement (Summary) announced on August 19, 2005

100. Summary of 2005 Interim Results dated August 19, 2005

101. Announcement of the 13th Session of the 4th Board of Directors Meeting dated August 19, 2005

102. Announcement – Opening for Truck Traffic on the Section between Nanjing and the Henglin Intersection in Changzhou of Shanghai-Nanjing Expressway dated August 19, 2005

103. 2005 Interim Report dated August 19, 2005

104. Announcement of the Resolutions of the 2005 First Extraordinary General Meeting dated September 9, 2005

105. Announcement – 2005 Third Quarterly Report dated October 25, 2005

106. 2005 Third Quarterly Report dated October 25, 2005

107. Announcement – Successful launch of RMB4,000,000,000 short term commercial paper dated November 7, 2005

108. Suspension of trading announced on December 28, 2005

109. Announcement – The entire Jiangsu Expressway opens to trucks – Resumption of Trading dated December 28, 2005

110. Announcement – In relation to the convening of liaison meeting of holders of non-circulating A shares of Jiangsu Expressway Company Limited dated February 17, 2006

111. Announcement – Share Segregation Reform Proposal dated March 3, 2006

112. Announcement on Reform Proposal dated March 14, 2006

113. Overseas Regulatory Announcement – Delay of A Shareholders General Meeting dated March 21, 2006

114. Announcement – Revised Share Segregation Reform Proposal dated April 6, 2006

115. Announcement on 2005 Annual Results dated April 7, 2006

116. Announcement of the 15th Session of the Fourth Board of Directors Meeting dated April 7, 2006

117. Announcement on a Continuing Connected Transaction – Road Maintenance Service Contract with Jiangsu Sundian Engineering Co., Ltd. dated April 7, 2006

118. Announcement of the 9th Session of the Fourth Supervisory Committee Meeting dated April 7, 2006

119. Announcement on Approval Reply relating to Share Segregation Reform Proposal dated April 18, 2006

120. Notice of 2005 Annual General Meeting dated April 20, 2006

121. Proxy form for holders of H Shares for use at the Annual General Meeting and any adjournment thereof

122. Confirmation Slip for H Shares Shareholders in respect of the Annual General Meeting to be held on June 5, 2006

123. 2005 Annual Report dated April 7, 2006

124. Announcement of the Voting Results of the Relevant Shareholders' Meeting on the A Share Segregation Reform Proposal dated April 24, 2006



江蘇寧滬高速公路股份有限公司
JIANGSU EXPRESSWAY COMPANY LIMITED

(Incorporated in the People's Republic of China with limited liability as a joint-stock limited company)

(Stock Code: 177)

ANNOUNCEMENT OF THE RESOLUTIONS OF THE 2005 FIRST EXTRAORDINARY GENERAL MEETING

This announcement is made pursuant to the general disclosure obligations under Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The 2005 First Extraordinary General Meeting (the "EGM") of Jiangsu Expressway Company Limited (the "Company") was held at Jiangsu Communications Building, 69 Shigu Road, Nanjing, Jiangsu, the People's Republic of China at 9:00 a.m. on Friday, 9 September 2005. The EGM was attended by 5 shareholders either attending in person or by proxy. The shareholders who attended the EGM, either in person or by proxy, represented 4,589,095,244 shares with voting rights, representing 91.0942% of the Company's total issued share capital (among which, 3,379,214,600 shares were non-listed and 1,209,880,644 shares were listed), which was in compliance with the quorum required by the Company's articles of association. The EGM was presided by Mr. Chen Xiang Hui.

The following resolution was passed as a special resolution at the EGM:

> "**THAT** (i) a short-term commercial paper program of the Company (the "Short-term Commercial Paper Program") pursuant to which the Company may issue short-term commercial papers with an aggregate amount not exceeding RMB4 billion be and is hereby approved; and (ii) the Board of Directors and the management of the Company be and are hereby authorized to, within 1 year from the date of this resolution, determine matters in relation to the Short-term Commercial Paper Program having regards to the market conditions and the needs of the Company, including but not limited to, the final amount of issue, term of maturity, offering method and interest rate, and to take all necessary actions for the purpose of executing the Short-term Commercial Paper Program."

Resolution Voting						
Total number of shares	For		Against		Abstain from voting	
	Number of shares	(%)	*Number of shares*	(%)	*Number of shares*	(%)
4,589,095,244	4,589,095,244	100	—	—	—	—

The Company's auditors Deloitte Touche Tohmatsu has been appointed as the scrutineer for the vote-taking of the resolutions at the EGM.

The EGM was attended by Mr. Ju Jian Ping (居建平律師) of Jiangsu Shiji Tongren Law Office (江蘇世紀同仁律師事務所), and a legal opinion thereon has been issued. Based on the facts above and after verification, Mr. Ju Jian Ping was of the view that the convening of the EGM, the qualifications of the persons attending the EGM and the procedures conducted at the EGM were legal and valid.

By Order of the Board
Yao Yong Jia
Secretary to the Board

Nanjing, the PRC, 9 September 2005

As at the date of this announcement, Directors of the Company are: Shen Chang Quan, Sun Hong Ning, Chen Xiang Hui, Zhang Wen Sheng, Xie Jia Quan, Fan Yu Shu, Cui Xiao Long, Chang Yung Tsung, Fang Keng*, Fan Cong Lai* and Yang Xiong Sheng**

* *Independent Non-executive Directors*



江蘇寧滬高速公路股份有限公司
JIANGSU EXPRESSWAY COMPANY LIMITED

(Incorporated in the People's Republic of China with limited liability as a joint-stock limited company)

(Stock Code: 177)

2005 Third Quarterly Report

The 2005 Third Quarterly Report is prepared in accordance with the China Securities Regulatory Commission regulations on Disclosure of Information in Quarterly Reports for Listed Companies. All financial information set out in this quarterly report has been prepared in accordance with PRC Accounting Standards. The quarterly financial statements of the Company are unaudited. Shareholders of the Company and public investors should be aware of the risks of investment when trading in shares.

This announcement is made pursuant to the disclosure obligation requirement under rule 13.09(2) of the Rules Governing the Listing of Securities of The Stock Exchange of Hong Kong Limited.

§1. IMPORTANT

1.1 The board of directors (the "Board of Directors") and its directors of Jiangsu Expressway Company Limited (the "Company") confirms that there are no false representations or misleading statements contained in or material omissions from this report. The directors severally and jointly accept responsibility for the authenticity, accuracy and completeness of the content of this report.

1.2 Independent director Ms. Chang Yung Tsung was engaged in work and did not attend the Board of Directors meeting. She has appointed Mr. Fang Keng, independent director, to vote on her behalf.

1.3 This quarterly report is prepared in accordance with the regulations on Disclosure of Information in Quarterly Reports for Listed Companies by the China Securities Regulatory Commission. This report is published simultaneously in Hong Kong and the People's Republic of China. All financial information set out in this quarterly report has been prepared in accordance with PRC Accounting Standards. Shareholders of the Company and public investors should be aware of the risks of investment when trading in shares.

1.4 The financial statements in this third quarterly report are unaudited and have been reviewed by the Audit Committee of the Company.

1.5 Mr. Shen Chang Quan, Chairman of the Company, Mr. Xie Jia Quan, General Manager, and Madam Liu Wei, Financial Controller, guarantee the correctness and completeness of the financial statements in the quarterly report.

§2. BASIC INFORMATION OF THE COMPANY

2.1 Basic Corporate Information

	A Shares	H Shares	ADR
Abbreviation of Stock Name	寧滬高速	江蘇寧滬	JEXWW
Stock Code	600377	0177	477373104

	Secretary to the Board of Directors	Securities Officers
Name	Yao Yong Jia	Jiang Tao and Lou Qing
Correspondence Address	Jiangsu Communications Buildings, 69 Shigu Road, Nanjing, Jiangsu, the PRC	
Telephone Number	8625-84469332	8625-84200999-4706, 4716
Fax Number	8625-84466643	
E-mail Address	nhgs@jsexpressway.com	

2.2 Financial Information

2.2.1 **Major accounting data and financial indicators**

Unit: RMB'000

	End of the reporting period (unaudited)	End of last reporting year (audited)	% increase (decrease) at end of the reporting period compared to end of last reporting year
Total assets	24,656,742	20,638,701	19.47
Shareholders' equity (excluding minority interests)	14,428,139	14,666,085	-1.62
Net assets per share *(RMB)*	2.86	2.91	-1.62
Adjusted net assets per share *(RMB)*	2.86	2.91	-1.62

	The reporting period (July - September) (unaudited)	Beginning of the year to end of the reporting period (January - September) (unaudited)	% increase (decrease) for this reporting period compared to the corresponding period of the previous year
Net cash flow from operating activities	277,391	897,361	49.74
Earnings per share *(RMB)*	0.0319	0.0978	48.00
Return on net assets (%)	1.11	3.41	Increase 0.36 percentage point

Non-recurring Items (unaudited)	**As at end of the reporting period Amount** *(RMB'000)*
Amortisation of long-term equity investment difference	(8,998)
Income from disposal of investment	2,623
Income from short-term investment	238
Non-operating income/expenses	(6,909)
Income tax effect	1,336
Total	(11,710)

2.2.2 **Income statement (Unaudited)**

Unit: RMB

	Consolidated		The Company	
	The reporting period (July - September)	Corresponding period of the previous year (July - September)	The reporting period (July - September)	Corresponding period of the previous year (July - September)
1. Turnover	518,516,077	657,181,426	378,430,785	512,408,756
Less: Costs of sales	204,897,455	264,537,112	146,826,778	221,157,161
Sales tax	17,939,829	32,169,242	13,601,873	24,996,859
2. Gross profit	295,678,793	360,475,072	218,002,134	266,254,736
Add: Other operating profit	754,009	6,280,850	—	—
Less: Administrative expenses	44,749,262	47,683,451	40,003,929	37,774,437
Financial costs	51,660,874	31,311,584	52,106,223	32,252,376
3. Profit from operations	200,022,666	287,760,887	125,891,982	196,227,923
Add: Investment income	37,719,644	31,800,428	76,803,631	85,773,695
Subsidy income	800,000	—	—	—
Non-operating income	1,879,237	1,489,790	2,607,830	1,486,951
Less: Non-operating expenses	3,001,379	117,373,718	2,357,136	116,964,054
4. Profit before tax	237,420,168	203,677,387	202,946,307	166,524,515
Less: Income tax	69,036,149	85,472,982	42,352,029	54,304,384
Minority interests	7,816,525	9,158,988	—	—
Add: Unrecognised investment losses	—	-550,206	—	—
5. Net profit	160,567,494	108,495,211	160,594,278	112,220,131

Unit: RMB

	Consolidated		The Company	
	The reporting period (January - September)	**Corresponding period of the previous year (January - September)**	**The reporting period (January - September)**	**Corresponding period of the previous year (January - September)**
1. Turnover	1,522,261,097	2,550,468,130	1,128,352,169	2,092,292,143
Less: Costs of sales	578,837,728	826,387,198	453,426,896	700,813,610
Sales tax	66,820,601	125,316,038	50,286,624	102,887,144
2. Gross profit	876,602,768	1,598,764,894	624,638,649	1,288,591,389
Add: Other operating profit	-1,533,159	5,871,834	—	—
Less: Administrative expenses	132,003,909	135,580,825	117,646,068	122,666,570
Financial costs	105,356,163	78,692,832	111,577,060	81,040,737
3. Profit from operations	637,709,537	1,390,363,071	395,415,521	1,084,884,082
Add: Investment income	100,181,055	96,090,436	233,818,311	268,852,397
Subsidy income	800,000	—	—	—
Non-operating income	6,364,827	6,241,158	5,726,855	6,230,078
Less: Non-operating expenses	13,273,429	241,511,896	11,190,169	239,258,956
4. Profit before tax	731,781,990	1,251,182,769	623,770,518	1,120,707,601
Less: Income tax	214,153,170	455,897,992	130,584,833	355,577,428
Minority interests	25,100,990	30,154,604	—	—
5. Net profit	492,527,830	765,130,173	493,185,685	765,130,173

2.3 Total number of shareholders as at the end of the reporting period and the top ten holders of listed shares

Unit: share

Total number of shareholders at the end of the reporting period	As at 30th September 2005, there were 26,291 shareholders registered on the registers of members of the Company, among whom 25,438 were holders of domestic shares and 853 were holders of foreign shares.	
Top ten holders of listed shares		
Name of shareholder	**Number of listed shares held as at the end of the reporting period**	**Class of shares**
HSBC Investments (Hong Kong) Limited	122,658,000	H shares
Sumitomo Mitsui Asset Management Company Limited	97,302,000	H shares
JP Morgan Chase & Co.	90,814,500	H shares
Morgan Stanley	56,763,787	H shares
銀河證券有限責任公司	17,201,566	A shares
中國工商銀行 — 諾安平衡證券投資基金	13,216,991	A shares
Winner Glory Development Ltd	12,000,000	H shares
中國銀行 — 嘉實服務增值行業證券投資基金	11,343,504	A shares
中國銀行 — 海富通收益增長證券投資基金	8,880,000	A shares
中國工商銀行 — 東吳嘉禾優勢精選混合型開放式證券投資基金	6,197,094	A shares

§3. MANAGEMENT DISCUSSION AND ANALYSIS

3.1 Brief analysis of the overall situation of the Company's operating activities during the reporting period

During the third quarter of 2005, the Group's operations continued to be affected by the expansion works on Shanghai-Nanjing Expressway, the Group's main asset. Although the Shanghai-bound 4-lane road of the expressway was entirely completed and opened for traffic since 1st July 2005, traffic volume has not yet significantly improved as trucks were still forbidden and speed limits for other vehicles were imposed. As a result, the Group's operating income during the reporting period was still lower than that of the corresponding period of the previous year. In accordance with the PRC Accounting Standards, for the third quarter of 2005, the Group realised an operating revenue of approximately RMB520,512,000, representing a decrease of 21.61% over the corresponding period of the previous year, and a net profit of approximately RMB160,567,000, representing an increase of 48.00% over the corresponding period of the previous year. The increase in net profit was mainly due to the fact that there was a provision for impairment of RMB95,719,000 for the corresponding period of 2004.

During January-September 2005, the Group realised an operating revenue of approximately RMB1,540,850,000 and a net profit of approximately RMB492,528,000, representing decreases of 39.87% and 35.63%, respectively, over the corresponding period of the previous year.

As at 30th September 2005, the Group's total assets amounted to RMB24,656,742,000 while total liabilities amounted to RMB9,819,448,000, with a gearing ratio of 39.82%. Shareholders' equity stood at RMB14,428,139,000, while minority interests amounted to RMB409,155,000. During the reporting period, current liabilities increased by RMB732,171,000 and long-term liabilities increased by RMB496,593,000.

Data of daily average traffic volumes and daily average toll revenues of various roads and bridges during January — September 2005:

Expressway or bridge operation	Average daily traffic volume *(vehicles/day)*	Growth over the corresponding period of the previous year *(%)*	Average daily toll revenue *(RMB'000/day)*	Growth over the corresponding period of the previous year *(%)*
Jiangsu Section of Shanghai - Nanjing Expressway	20,450	-34.89	2,744.1	-52.63
Jiangsu Section of Nanjing - Shanghai Class 2 Highway	41,667	0.88	802.2	1.74
Nanjing Section of Nanjing - Lianyungang Highway	11,857	7.76	215.5	19.86
Guangjing Expressway	32,857	11.62	639.4	6.20
Xicheng Expressway	24,665	-2.99	693.7	-20.52
Jiangyin Yangtze Bridge	34,193	9.55	2,085.9	7.80
Sujiahang Expressway	16,856	-7.04	1,548.8	0.50

Progress of the expansion project

During the reporting period, the Shanghai-Nanjing Expressway expansion project has completed an investment of RMB1,322 million. As at 30th September 2005, the project has completed a total investment of RMB8,464 million.

While the road surface connection works for the southern 4-lane road was completed during the first half-year of 2005, the Company has further completed 240 km of the road surface connection works for the northern road as at the end of the reporting period. Except for certain interchanges, all the road and bridge works on the main road have been basically completed. As from 1st October, the 8-lane road along the whole 132-km section between Nanjing and the Henglin intersection (in Changzhou) has been opened for traffic, including truck traffic. Renovation and expansion works in all services areas, except for Yangchenghu Service Area, have been basically completed and the completed service areas have resumed normal operation. Works on traffic projects and auxiliary facilities have been closely undertaken contingent upon the works of the main road to match the need of through-traffic. According to the current construction progress, it is anticipated that the whole 8-lane main road of Shanghai-Nanjing Expressway will be opened for traffic, with truck traffic allowed along the whole expressway, by the end of 2005.

During the reporting period, the Nanjing-Shanghai Class 2 Highway expansion project made rapid progress in accordance with plan. As at the end of the third quarter, except for the 21.5-km Changzhou section, expansion works on the 260.5-km section of the highway was completed and opened for traffic. It is anticipated that the whole highway will be completed and opened for traffic by the end of 2005. As of the end of the reporting period, the Company has paid to the Jiangsu Provincial Highway Bureau a cumulative capital of RMB2.6 billion in accordance with the operating right transfer agreement.

Issue of short-term commercial papers

Pursuant to the 12th meeting of the fourth session of the Board of Directors, the Company applied during the reporting period to the People's Bank of China for the issue of short-term commercial papers in total value not exceeding RMB4 billion. The People's Bank of China granted its approval on 7th September and at an extraordinary general meeting convened by the Company on 9th September, the issue was considered and approved. Upon completion of the relevant issue procedures, the Company issued on 20th September the first batch of the short-term commercial papers, in the value of RMB2 billion, to institutional investors from the banking sector. The coupon rate for the issue was 2.923% and the commission rate for the issue was approximately 0.4%. The funds raised will be used primarily for the Shanghai-Nanjing Expressway expansion project as well as for repaying short-term bank loans. The issue of the balance RMB2 billion of the short-term commercial papers will be completed in the next reporting period.

3.1.1 Principal operating activities or products accounting for more than 10% of turnover or gross profit

√Applicable ☐Not applicable

Unit: RMB'000

Industry	**Turnover**	**Cost of sales**	**Gross profit margin** *(%)*
Shanghai-Nanjing Expressway	749,143	220,118	70.62
Nanjing-Shanghai Class 2 Highway	219,004	93,692	57.22
Guangjing Xicheng Expressways	363,958	94,981	73.90

3.1.2 Seasonal or cyclical characteristics of the Company's operation

☐Applicable √Not applicable

3.1.3 Structure of the Group's profit contributions during the reporting period

√Applicable ☐Not applicable

Unit: RMB'000

Item	**July - September 2005**	**Proportion to profit before taxation** *(%)*	**January - June 2005**	**Proportion to profit before taxation** *(%)*
Gross Profit	295,679	124.54%	580,924	117.51%
Other operating profit	754	0.32%	(2,287)	(0.46%)
Expenses for the period	(96,411)	(40.61%)	(140,950)	(28.51%)
Investment income	37,720	15.89%	62,461	12.63%
Subsidy income	800	0.33%	—	—
Non-operating income/expenses, net	(1,122)	(0.47%)	(5,786)	(1.17%)
Profit before taxation	237,420	100.00%	494,362	100.00%

Explanation of changes:
Structure of the Group's profit contributions during the reporting period was consistent with the previous reporting period. The increase of expenses for the period was mainly attributable to the changes of loan interests.

3.1.4 Circumstances and reasons for substantial changes in principal business and its structure compared to the previous reporting period

☐Applicable √Not applicable

3.1.5 Circumstances and reasons for substantial changes in the profitability (gross profit margin) of the principal business compared to the previous reporting period

☐Applicable √Not applicable

3.2 Analysis of impact of major events and solutions

☐Applicable √Not applicable

3.3 Accounting policy, accounting estimation, changes in the scope of consolidation and major accounting errors and its reasons

☐Applicable √Not applicable

3.4 Explanation of the Board and the Supervisory Committee in relation to "disclaimer of opinion" given in audited reports

☐Applicable √Not applicable

3.5 Warning and explanation in the forecast of the possible aggregate net profits from the beginning of the year to the end of the next reporting period becoming a loss or significant changes compared to the corresponding period of the previous year

☐Applicable √Not applicable

3.6 Rolling adjustments of the Company to the annual operating plans or budget as disclosed

☐Applicable √Not applicable

For and on behalf of
Jiangsu Expressway Company Limited
Shen Chang Quan
Legal Representative

Nanjing, the PRC, 25th October 2005

As at the date of this announcement, Directors of the Company included: Shen Chang Quan, Sun Hong Ning, Chen Xiang Hui, Zhang Wen Sheng, Xie Jia Quan, Fan Yu Shu, Cui Xiao Long, Chang Yung Tsung, Fang Keng*, Fan Cong Lai* and Yang Xiong Sheng**

* *Independent Non-executive Directors*

Please also refer to the published version of this announcement in South China Morning Post.

1. IMPORTANT

1.1 The board of directors (the "Board of Directors") and its directors of Jiangsu Expressway Company Limited (the "Company") confirm that there are no false representations or misleading statements contained in or material omissions from this report. The directors severally and jointly accept responsibility for the authenticity, accuracy and completeness of the content of this report.

1.2 Independent director Ms. Chang Yung Tsung was engaged in work and did not attend the Board of Directors meeting. She had appointed Mr. Fang Keng, independent director, to vote on her behalf.

1.3 This quarterly report is prepared in accordance with the regulations on Disclosure of Information in Quarterly Reports for Listed Companies by the China Securities Regulatory Commission. This report is published simultaneously in Hong Kong and the People's Republic of China. All financial information set out in this quarterly report has been prepared in accordance with PRC Accounting Standards. Shareholders of the Company and public investors should be aware of the risks of investment when trading in shares.

1.4 The financial statements in this third quarterly report are unaudited and have been reviewed by the Audit Committee of the Company.

1.5 Mr. Shen Chang Quan, Chairman of the Company, Mr. Xie Jia Quan, General Manager, and Madam Liu Wei, Financial Controller, guarantee the correctness and completeness of the financial statements in the quarterly report.

2. BASIC INFORMATION OF THE COMPANY

2.1 Basic Corporate Information

	A Shares	H Shares	ADR
Abbreviation of Stock Name	寧滬高速	江蘇寧滬	JEXWW
Stock Code	600377	0177	477373104

	Secretary to the Board of Directors	Securities Officers
Name	Yao Yong Jia	Jiang Tao and Lou Qing
Correspondence Address	Jiangsu Communications Buildings 69 Shigu Road, Nanjing Jiangsu, the PRC	Jiangsu Communications Buildings 69 Shigu Road, Nanjing Jiangsu, the PRC
Telephone Number	8625-84469332	8625-84200999-4706, 4716
Fax Number	8625-84466643	8625-84466643
E-mail Address	nhgs@jsexpressway.com	nhgs@jsexpressway.com

2.2 Financial Information

2.2.1 Major accounting data and financial indicators

Unit: RMB'000

	End of the reporting period (unaudited)	End of last reporting year (audited)	% increase (decrease) at end of the reporting period compared to end of last reporting year
Total assets	24,656,742	20,638,701	19.47
Shareholders' equity (excluding minority interests)	14,428,139	14,666,085	-1.62
Net assets per share (RMB)	2.86	2.91	-1.62
Adjusted net assets per share (RMB)	2.86	2.91	-1.62

	The reporting period (July - September) (unaudited)	Beginning of the year to end of the reporting period (January - September) (unaudited)	% increase (decrease) for this reporting period compared to the corresponding period of the previous year
Net cash flow from operating activities	277,391	897,361	49.74
Earnings per share (RMB)	0.0319	0.0978	48.00
Return on net assets (%)	1.11	3.41	Increase 0.36 percentage point

Non-recurring Items (unaudited)	As at end of the reporting period Amount (RMB'000)
Amortisation of long-term equity investment difference	(8,998)
Income from disposal of investment	2,623
Income from short-term investment	238
Non-operating income/expenses	(6,909)
Income tax effect	1,336
Total	(11,710)

2.2.2 Income statement (Unaudited)

Unit: RMB

		Consolidated		The Company	
		The reporting period (July - September)	Corresponding period of the previous year (July - September)	The reporting period (July - September)	Corresponding period of the previous year (July - September)
1.	**Turnover**	518,516,077	657,181,426	378,430,785	512,408,756
	Less: Costs of sales	204,897,455	264,537,112	146,826,778	221,157,161
	Sales tax	17,939,829	32,169,242	13,601,873	24,996,859
2.	**Gross profit**	295,678,793	360,475,072	218,002,134	266,254,736
	Add: Other operating profit	754,009	6,280,850	—	—
	Less: Administrative expenses	44,749,262	47,683,451	40,003,929	37,774,437
	Financial costs	51,660,874	31,311,584	52,106,223	32,252,376
3.	**Profit from operations**	200,022,666	287,760,887	125,891,982	196,227,923
	Add: Investment income	37,719,644	31,800,428	76,803,631	85,773,695
	Subsidy income	800,000	—	—	—
	Non-operating income	1,879,237	1,489,790	2,607,830	1,486,951
	Less: Non-operating expenses	3,001,379	117,373,718	2,357,136	116,964,054
4.	**Profit before tax**	237,420,168	203,677,387	202,946,307	166,524,515
	Less: Income tax	69,036,149	85,472,982	42,352,029	54,304,384
	Minority interests	7,816,525	9,158,988	—	—
	Add: Unrecognised investment losses	—	-550,206	—	—
5.	**Net profit**	160,567,494	108,495,211	160,594,278	112,220,131

		Consolidated		The Company	
		Beginning of the year to end of the reporting period (January - September)	Corresponding period of the previous year (January - September)	Beginning of the year to end of the reporting period (January - September)	Corresponding period of the previous year (January - September)
1.	**Turnover**	1,522,261,097	2,550,468,130	1,128,352,169	2,092,292,143
	Less: Costs of sales	578,837,728	826,387,198	453,426,896	700,813,610
	Sales tax	66,820,601	125,316,038	50,286,624	102,887,144
2.	**Gross profit**	876,602,768	1,598,764,894	624,638,649	1,288,591,389
	Add: Other operating profit	-1,533,159	5,871,834	—	—
	Less: Administrative expenses	132,003,909	135,580,825	117,646,068	122,666,570
	Financial costs	105,356,163	78,692,832	111,577,060	81,040,737
3.	**Profit from operations**	637,709,537	1,390,363,071	395,415,521	1,084,884,082
	Add: Investment income	100,181,055	96,090,436	233,818,311	268,852,397
	Subsidy income	800,000	—	—	—
	Non-operating income	6,364,827	6,241,158	5,726,855	6,230,078
	Less: Non-operating expenses	13,273,429	241,511,896	11,190,169	239,258,956
4.	**Profit before tax**	731,781,990	1,251,182,769	623,770,518	1,120,707,601
	Less: Income tax	214,153,170	455,897,992	130,584,833	355,577,428
	Minority interests	25,100,990	30,154,604	—	—
5.	**Net profit**	492,527,830	765,130,173	493,185,685	765,130,173

2.3 Total number of shareholders as at the end of the reporting period and the top ten holders of listed shares

Unit: share

Total number of shareholders at the end of the reporting period	As at 30th September 2005, there were 26,291 shareholders registered on the registers of members of the Company, among whom 25,438 were holders of domestic shares and 853 were holders of foreign shares.

Top ten holders of listed shares

Name of shareholder	**Number of listed shares held as at the end of the reporting period**	**Class of shares**
HSBC Investments (Hong Kong) Limited	122,658,000	H shares
Sumitomo Mitsui Asset Management Company Limited	97,302,000	H shares
JP Morgan Chase & Co.	90,814,500	H shares
Morgan Stanley	56,763,787	H shares
銀河證券有限責任公司	17,201,566	A shares
中國工商銀行－諾安平衡證券投資基金	13,216,991	A shares
Winner Glory Development Ltd	12,000,000	H shares
中國銀行－嘉實服務增值行業證券投資基金	11,343,504	A shares
中國銀行－海富通收益增長證券投資基金	8,880,000	A shares
中國工商銀行－東吳嘉禾優勢精選混合型開放式證券投資基金	6,197,094	A shares

3. MANAGEMENT DISCUSSION AND ANALYSIS

3.1 Brief analysis of the overall situation of the Company's operating activities during the reporting period

During the third quarter of 2005, the Group's operations continued to be affected by the expansion works on Shanghai-Nanjing Expressway, the Group's main asset. Although the Shanghai-bound 4-lane road of the expressway was entirely completed and opened for traffic since 1st July 2005, traffic volume has not yet significantly improved as trucks were still forbidden and speed limits for other vehicles were imposed. As a result, the Group's operating income during the reporting period was still lower than that of the corresponding period of the previous year. In accordance with the PRC Accounting Standards, for the third quarter of 2005, the Group realised an operating revenue of approximately RMB520,512,000, representing a decrease of 21.61% over the corresponding period of the previous year, and a net profit of approximately RMB160,567,000, representing an increase of 48.00% over the corresponding period of the previous year. The increase in net profit was mainly due to the fact that there was a provision for impairment of RMB95,719,000 for the corresponding period of 2004.

During January-September 2005, the Group realised an operating revenue of approximately RMB1,540,850,000 and a net profit of approximately RMB492,528,000, representing decreases of 39.87% and 35.63%, respectively, over the corresponding period of the previous year.

As at 30th September 2005, the Group's total assets amounted to RMB24,656,742,000 while total liabilities amounted to RMB9,819,448,000, with a gearing ratio of 39.82%. Shareholders' equity stood at RMB14,428,139,000, while minority interests amounted to RMB409,155,000. During the reporting period, current liabilities increased by RMB732,171,000 and long-term liabilities increased by RMB496,593,000.

Data of daily average traffic volumes and daily average toll revenues of various roads and bridges during January - September 2005:

Expressway or bridge operation	Average daily traffic volume (vehicles/day)	Growth over the corresponding period of the previous year (%)	Average daily toll revenue (RMB'000/day)	Growth over the corresponding period of the previous year (%)
Jiangsu Section of Shanghai - Nanjing Expressway	20,450	-34.89	2,744.1	-52.63
Jiangsu Section of Nanjing - Shanghai Class 2 Highway	41,667	0.88	802.2	1.74
Nanjing Section of Nanjing - Lianyungang Highway	11,857	7.76	215.5	19.86
Guangjing Expressway	32,857	11.62	639.4	6.20
Xicheng Expressway	24,665	-2.99	693.7	-20.52
Jiangyin Yangtze Bridge	34,193	9.55	2,085.9	7.80
Sujiahang Expressway	16,856	-7.04	1,548.8	0.50

Progress of the expansion project

During the reporting period, the Shanghai-Nanjing Expressway expansion project has completed an investment of RMB1,322 million. As at 30th September 2005, the project has completed a total investment of RMB8,464 million.

While the road surface connection works for the southern 4-lane road was completed during the first half-year of 2005, the Company has further completed 240 km of the road surface connection works for the northern road as at the end of the reporting period. Except for certain interchanges, all the road and bridge works on the main road have been basically completed. As from 1st October, the 8-lane road along the whole 132-km section between Nanjing and the Henglin intersection (in Changzhou) has been opened for traffic, including truck traffic. Renovation and expansion works in all services areas, except for Yangchenghu Service Area, have been basically completed and the completed service areas have resumed normal operation. Works on traffic projects and auxiliary facilities have been closely undertaken contingent upon the works of the main road to match the need of through-traffic. According to the current construction progress, it is anticipated that the whole 8-lane main road of Shanghai-Nanjing Expressway will be opened for traffic, with truck traffic allowed along the whole expressway, by the end of 2005.

During the reporting period, the Nanjing-Shanghai Class 2 Highway expansion project made rapid progress in accordance with plan. As at the end of the third quarter, except for the 21.5-km Changzhou section, expansion works on the 260.5-km section of the highway was completed and opened for traffic. It is anticipated that the whole highway will be completed and opened for traffic by the end of 2005. As of the end of the reporting period, the Company has paid to the Jiangsu Provincial Highway Bureau a cumulative capital of RMB2.6 billion in accordance with the operating right transfer agreement.

Issue of short-term commercial papers

Pursuant to the 12th meeting of the fourth session of the Board of Directors, the Company applied during the reporting period to the People's Bank of China for the issue of short-term commercial papers in total value not exceeding RMB4 billion. The People's Bank of China granted its approval on 7th September and at an extraordinary general meeting convened by the Company on 9th September, the issue was considered and approved. Upon completion of the relevant issue procedures, the Company issued on 20th September the first batch of the short-term commercial papers, in the value of RMB2 billion, to institutional investors from the banking sector. The coupon rate for the issue was 2.923% and the commission rate for the issue was approximately 0.4%. The funds raised will be used primarily for the Shanghai-Nanjing Expressway expansion project as well as for repaying short-term bank loans. The issue of the balance RMB2 billion of the short-term commercial papers will be completed in the next reporting period.

3.1.1 Principal operating activities or products accounting for more than 10% of turnover or gross profit

☑ Applicable ☐ Not applicable

Unit: RMB'000

Industry	Turnover	Cost of sales	Gross profit margin (%)
Shanghai-Nanjing Expressway	749,143	220,118	70.62
Nanjing-Shanghai Class 2 Highway	219,004	93,692	57.22
Guangjing Xicheng Expressways	363,958	94,981	73.90

3.1.2 Seasonal or cyclical characteristics of the Company's operation

☐ Applicable ☑ Not applicable

3.1.3 Structure of the Group's profit contributions during the reporting period

☑ Applicable ☐ Not applicable

Unit: RMB'000

Item	July - September 2005	Proportion to profit before taxation (%)	January - June 2005	Proportion to profit before taxation (%)
Gross Profit	295,679	124.54%	580,924	117.51%
Other operating profit	754	0.32%	(2,287)	(0.46%)
Expenses for the period	(96,411)	(40.61%)	(140,950)	(28.51%)
Investment income	37,720	15.89%	62,461	12.63%
Subsidy income	800	0.33%	—	—
Non-operating income/expenses, net	(1,122)	(0.47%)	(5,786)	(1.17%)
Profit before tax	237,420	100.00%	494,362	100.00%

Explanation of changes:

Structure of the Group's profit contributions during the reporting period was consistent with the previous reporting period. The increase of expenses for the period was mainly attributable to the changes of loan interests.

3.1.4 Circumstances and reasons for substantial changes in principal business and its structure compared to the previous reporting period

☐ Applicable ☑ Not applicable

3.1.5 Circumstances and reasons for substantial changes in the profitability (gross profit margin) of the principal business compared to the previous reporting period

☐ Applicable ☑ Not applicable

3.2 Analysis of impact of major events and solutions

☐ Applicable ☑ Not applicable

3.3 Accounting policy, accounting estimation, changes in the scope of consolidation and major accounting errors and its reasons

☐ Applicable ☑ Not applicable

3.4 Explanation of the Board and the Supervisory Committee in relation to "disclaimer of opinion" given in audited reports

☐ Applicable ☑ Not applicable

3.5 Warning and explanation in the forecast of the possible aggregate net profits from the beginning of the year to the end of the next reporting period becoming a loss or significant changes compared to the corresponding period of the previous year

☐ Applicable ☑ Not applicable

3.6 Rolling adjustments of the Company to the annual operating plans or budget as disclosed

☐ Applicable ☑ Not applicable

4. Appendix

Balance Sheet (Unaudited)
30th September 2005

Unit: RMB

Item	Consolidated		The Company	
	At the end of the period	At the beginning of the year	At the end of the period	At the beginning of the year
Current asset:				
Bank balances and cash	1,017,542,785	524,774,481	836,894,885	382,704,360
Dividend receivable	2,917,072	—	40,166,918	—
Interest receivable	211,040	405,440	211,040	211,040
Accounts receivable	28,825,849	15,843,717	3,385,071	3,019,974
Other receivables	82,060,285	39,031,352	64,505,541	37,451,190
Prepayments	47,238,903	20,422,888	514,411	9,172,797
Inventories	8,270,061	6,408,573	4,724,198	3,465,281
Long-term debt investments within one year	—	15,000,000	—	—
Total current assets	1,187,065,995	621,886,451	950,402,064	436,024,642
Long-term investments:				
Long-term equity investments	1,537,711,653	1,568,230,714	3,847,278,056	3,900,206,541
Total long-term investments	1,537,711,653	1,568,230,714	3,847,278,056	3,900,206,541
Fixed assets:				
Fixed assets at cost	12,926,375,007	12,864,447,028	10,252,556,357	10,210,093,783
Less: Accumulated depreciation	2,662,101,263	2,325,063,294	2,307,551,849	2,045,636,098
Fixed assets, net	10,264,273,744	10,539,383,734	7,945,004,508	8,164,457,685
Construction materials	111,145,321	114,037,781	91,416,132	114,037,781
Construction-in-progress	7,591,407,075	4,630,430,383	7,574,807,461	4,615,718,503
Total fixed assets	17,966,826,140	15,283,851,898	15,611,228,101	12,894,213,969
Intangible assets and other assets:				
Intangible assets	1,364,072,063	1,412,599,448	1,353,464,210	1,401,826,706
Long-term deferred expenses	1,066,250	2,132,501	—	—
Other long-term assets	2,600,000,000	1,750,000,000	2,600,000,000	1,750,000,000
Total intangible assets and other assets	3,965,138,313	3,164,731,949	3,953,464,210	3,151,826,706
Total assets	24,656,742,101	20,638,701,012	24,362,372,431	20,382,271,858

Balance Sheet (Unaudited) - cont'd
30th September 2005

Unit: RMB

Item	Consolidated		The Company	
	At the end of the period	At the beginning of the year	At the end of the period	At the beginning of the year
Current Liabilities:				
Short-term borrowings	3,843,200,000	1,950,000,000	4,043,200,000	2,150,000,000
Accounts payable	446,027,762	303,413,526	414,357,869	296,441,924
Advances from customers	61,286,589	3,769,626	50,002,000	1,341,111
Salary payable	10,474,766	13,549,342	10,474,766	10,359,342
Welfare payable	18,377,150	19,905,504	14,118,931	14,700,093
Dividend payable	43,677,314	9,709,367	29,206,102	9,709,367
Taxes payable	115,948,197	66,614,310	106,944,711	54,289,060
Other payables	132,397,171	107,513,784	114,279,536	91,705,407
Accrued expenses	716,036	—	684,188	—
Long-term liabilities due within one year	6,813,262	6,813,262	6,813,262	6,813,262
Total current liabilities	4,678,918,247	2,481,288,721	4,790,081,365	2,635,359,566
Long-term liabilities:				
Long-term borrowings	5,140,529,825	3,077,863,348	5,140,529,825	3,077,863,348
Total long-term liabilities	5,140,529,825	3,077,863,348	5,140,529,825	3,077,863,348
Total liabilities	9,819,448,072	5,559,152,069	9,930,611,190	5,713,222,914
Minority interests	409,154,578	413,463,934	—	—
Shareholders' equity:				
Share capital	5,037,747,500	5,037,747,500	5,037,747,500	5,037,747,500
Capital reserves	7,488,194,416	7,488,194,416	7,488,194,416	7,488,194,416
Surplus reserves	925,544,505	925,544,505	830,230,202	830,230,202
Including: public welfare fund	308,514,834	308,514,834	276,743,401	276,743,401
Undistributed profits	976,653,030	484,125,200	1,075,589,123	582,403,438
Dividend declared after balance sheet date	—	730,473,388	—	730,473,388
Total shareholders' equity	14,428,139,451	14,666,085,009	14,431,761,241	14,669,048,944
Total liabilities and shareholders' equity	24,656,742,101	20,638,701,012	24,362,372,431	20,382,271,858

Cash Flow Statement (Unaudited)

January to September 2005

Unit: RMB

Item	Consolidated	The Company
1. Cash flows from operating activities:		
Cash received from sale of goods and rendering of services	1,517,070,605	1,101,954,689
Other cash received relating to operating activities	6,364,827	5,726,855
Sub-total of cash inflows	1,523,435,432	1,107,681,544
Cash paid for goods and services	233,302,192	149,031,489
Cash paid to and on behalf of employees	98,581,575	80,177,431
Taxes paid	235,630,588	130,740,478
Other cash paid relating to operating activities	58,560,179	33,500,425
Sub-total of cash outflows	626,074,534	393,449,823
Net cash flows from operating activities	897,360,898	714,231,721
2. Cash flows from investing activities:		
Cash received from disposal of investments	15,000,000	—
Cash received from investment income	114,862,285	247,079,878
Cash received from disposal of fixed assets, intangible assets and other long-term assets	3,643,202	—
Other cash received relating to investing activities	3,872,245	2,289,220
Sub-total of cash inflows	137,377,732	249,369,098
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	3,477,022,491	3,459,901,593
Cash paid for purchase of investments	1,000,000	500,000
Sub-total of cash outflows	3,478,022,491	3,460,401,593
Net cash flows used in investing activities	-3,340,644,759	-3,211,032,495
3. Cash flows from financing activities:		
Cash received from borrowings	7,843,200,000	7,843,200,000
Sub-total of cash inflows	7,843,200,000	7,843,200,000
Repayments of borrowings	3,883,926,892	3,883,926,892
Cash paid for distribution of dividends, profits and interests	1,023,220,943	1,008,281,809
Including: dividend payable to minority shareholders	14,939,134	—
Sub-total of cash outflows	4,907,147,835	4,892,208,701
Net cash flows from financing activities	2,936,052,165	2,950,991,299
4. Effect of foreign exchange rate changes	—	—
5. Net increase in cash and cash equivalents	492,768,304	454,190,525

Cash Flow Statement (Unaudited) - cont'd

January to September 2005

Unit: RMB

Item	Consolidated	The Company
Supplementary Information		
1. Reconciliation of Net Profit to Cash Flow from Operating Activities:		
Net profit	492,527,830	493,185,685
Add: Profit/loss of minority shareholders	25,100,990	—
Depreciation of fixed assets	329,296,558	264,610,860
Amortisation of intangible assets	47,676,870	47,676,870
Amortisation of long-term deferred assets	1,126,251	—
Increase of accrued expenses	716,036	684,188
Finance costs	113,375,338	113,866,280
Investment income	-100,181,055	-233,818,311
Increase in inventories	-1,861,488	-1,258,917
Increase in receivables under operating activities	-47,270,480	-22,654,525
Increase in payables under operating activities	36,854,048	51,939,591
Net cash flow from operating activities	897,360,898	714,231,721
2. Net Decrease in Cash and Cash Equivalents:		
Cash at the end of the period	1,017,542,785	836,894,885
Less: Cash at the beginning of the period	524,774,481	382,704,360
Net increase in cash and cash equivalents	492,768,304	454,190,525

For and on behalf of

Jiangsu Expressway Company Limited
Shen Chang Quan
Legal Representative

Nanjing, the PRC, 25th October 2005



江蘇寧滬高速公路股份有限公司
JIANGSU EXPRESSWAY COMPANY LIMITED

(established in the PRC with limited liability)

(Code: 177)

Announcement

Successful launch of RMB4,000,000,000 short term commercial paper

This announcement is made pursuant to rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the listing rules requirements of the Shanghai Stock Exchange.

Further to the announcement and circular dated 18 and 22 July 2005 respectively, Jiangsu Expressway Company Limited (the "Company") would like to announce that the Company has obtained notification of registration dated 7 September 2005 from the People's Bank of China in respect of the issue of RMB4,000,000,000 short term commercial paper which was approved by shareholders in general meeting on 9 September 2005.

The short term commercial paper was issued in two tranches with CITIC Industrial Bank (中信實業銀行) as the leader underwriter of the underwriting consortium and by way of placing (through a book building process) in the national inter-bank debt market, at a discount.

The issue of the short term commercial paper was completed on 7 November 2005. The first tranche of the commercial paper totaled RMB2,000,000,000, with a term of 365 days, maturity at 22 September 2006, face value of RMB100 per unit and issued at RMB97.16 per unit; the second tranche of the commercial paper totaled RMB2,000,000,000, with a term of 365 days, maturity at 7 November 2006, face value of RMB100 per unit and issued at RMB97.16 per unit.

The proceeds of the issue will be applied as working capital to improve the financing structure and reduce financing cost of the Company.

The information memorandum on this issue and the related documents are available for inspection at: http://www.chinabond.com.cn.

By order of the Board
Yao Yong Jia
Secretary to the Board

Nanjing, the PRC, 7 November 2005

As at the date of this announcement, Directors of the Company are: Shen Chang Quan, Sun Hong Ning, Chen Xiang Hui, Zhang Wen Sheng, Xie Jia Quan, Fan Yu Shu, Cui Xiao Long, Chang Yung Tsung, Fang Keng*, Fan Cong Lai* and Yang Xiong Sheng**

** Independent Non-executive Directors*

JIANGSU EXPRESS<00177> - Suspension of Trading

At the request of Jiangsu Expressway Company Limited, trading in its H shares has been suspended with effect from 9:30 a.m. today (28/12/2005) pending the issue of a price sensitive information announcement.



江蘇寧滬高速公路股份有限公司
JIANGSU EXPRESSWAY COMPANY LIMITED

(established in the PRC with limited liability)

(Code: 177)

Announcement
The entire Jiangsu Expressway opens to trucks
Resumption of Trading

This announcement is made pursuant to rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the requirement of the Shanghai Listing Rules.

Trading of the H Shares (Stock Code: 177) was suspended with effect from 9:30 a.m. on 28 December 2005 pending the issue of this announcement. Application has been made for the resumption of trading of the H Shares with effect from 9:30 a.m. on 29 December 2005.

With effect from 1 January 2006, the 8-lane Changzhou Henglin (常州橫林) to Suzhou Huaqiao (蘇州花橋) section (approximately 118 km) of the Jiangsu Expressway will be open to road-users and trucks will be allowed to use the expressway; as such, the entire 8-lane Jiangsu Expressway (of approximately 248 km) will be open to trucks. The Company expects that with the allowance of trucks to use all the sections of the Jiangsu Expressway, there will be a better effect on the toll fee revenue of the Company.

Trading of the H Shares (Stock Code: 177) was suspended with effect from 9:30 a.m. on 28 December 2005 pending the issue of this announcement. Application has been made for the resumption of trading of the H Shares with effect from 9:30 a.m. on 29 December 2005.

By order of the Board
Yao Yong Jia
Secretary to the Board

Nanjing, the PRC, 28 December 2005

As at the date of this announcement, Directors of the Company are: Shen Chang Quan, Sun Hong Ning, Chen Xiang Hui, Zhang Wen Sheng, Xie Jia Quan, Fan Yu Shu, Cui Xiao Long, Chang Yung Tsung, Fang Keng*, Fan Cong Lai* and Yang Xiong Sheng*.*

* *Independent Non-executive Directors*



江蘇寧滬高速公路股份有限公司

JIANGSU EXPRESSWAY COMPANY LIMITED

(established in the PRC with limited liability)

(Code: 177)

Announcement

This announcement is made pursuant to rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Set out below the content of an announcement required to be made by Jiangsu Expressway Company Limited (the "Company") pursuant to the Shanghai Listing Rules:-

"In relation to the convening of liaison meeting of holders of non-circulating A shares of Jiangsu Expressway Company Limited

The board of directors of the Company was informed by its controlling shareholder, Jiangsu Communications Holdings Co., Ltd., that a meeting had been organised to be held at 10:00 a.m. on 27 February 2006 at 東郊賓館 (Dongjiao Hotel), Nanjing for discussion of a share segregation reform proposal with holders of non-circulating A shares of the Company. Notice of the meeting will be published in 上海證券報 (Shanghai Securities News), 中國證券報 (China Securities News) and the website of the Shanghai Stock Exchange (www.sse.com.cn) on 20 February 2006.

Investors and holders of Shares of the Company are advised to exercise caution in the dealings the shares of the Company."

By order of the Board
Yao Yong Jia
Secretary to the Board

Nanjing, the PRC, 17 February 2006

As at the date of this announcement, Directors of the Company are: Shen Chang Quan, Sun Hong Ning, Chen Xiang Hui, Xie Jia Quan, Zhang Wen Sheng, Fan Yu Shu, Cui Xiao Long, Chang Yung Tsung, Fang Keng*, Fan Cong Lai* and Yang Xiong Sheng**

** Independent Non-executive Directors*

江蘇寧滬高速公路股份有限公司
JIANGSU EXPRESSWAY COMPANY LIMITED
(established in the PRC with limited liability)
(Code: 177)

Announcement
Share Segregation Reform Proposal

The Board hereby announces that due to the implementation of the Reform Proposal, trading of A shares on the Shanghai Stock Exchange has been suspended since 20 February 2006.

Pursuant to the authorization and entrustment by more than two thirds of the Non-circulating Shareholders of the Company, the Company hereby announces details of the proposed arrangement by a number of Non-circulating Shareholders to the A Shareholders in respect of the Reform Proposal, in exchange for the consent of the A Shareholders on the conversion all the Non-circulating Shares held by the Non-circulating Shareholders into A Shares. A number of Non-circulating Shareholders of the Company proposed to allocate 2.5 Non-circulating Shares for every 10 A Shares held by each A Shareholder whose name appeared on the register of members at the close of business of the Proposal Record Date.

The above Non-circulating Shareholders do not intend to propose similar arrangements or proposal to the H Shareholders. The Reform Proposal has been approved and authorized by more than two thirds of the Non-circulating Shareholders, but is subject to amendment after discussion with the A Shareholders. The Company will issue a further announcement in this respect when necessary.

This announcement is made pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on the Stock Exchange.

Pursuant to the relevant rules and regulations issued by the PRC authorities, including "Certain Opinions on Furthering the Reform, Open-up and Steady Development of the Capital Market" (《關於推進資本市場改革開放和穩定發展的若干意見》) (Guo Fa [2004] No.3) issued by the State Council of the PRC, "Guidance Opinions on Share Segregation Reform of Listed Companies" (《關於上市公司股權分置改革的指導意見》) jointly issued by the CSRC, State-owned Assets Supervision and Administration Commission, the Ministry of Finance, the People's Bank of China and the Ministry of Commerce, "Administrative Measures on Share Segregation Reform of Listed Companies" (《上市公司股權分置改革管理辦法》) (Zheng Jian Fa [2005] No.86) issued by the CSRC and "Guidelines on the Practice and Operation of Share Segregation Reform Proposals of Listed Companies" (《上市公司股權分置改革業務操作指引》) jointly issued by the Shanghai Stock Exchange, the Shenzhen Stock Exchange and China Securities Depositing and Clearing Corporation Limited, the Board of Directors (the "Board") of the Company is pleased to announce that, pursuant to the authorization and entrustment by the Non-circulating Shareholders including Jiangsu Communications Holdings Co., Ltd. (江蘇交通控股有限公司, "Communications Holdings") (holding approximately 55.22% registered share capital of the Company), Huajian Transportation Economic Development Center (華建交通經濟開發中心, "Huajian Center")(holding approximately 11.86% registered share capital of the Company), Jiangsu Communications Construction Group Co., Ltd. (江蘇交通建設集團有限公司, "Communications Construction") (holding approximately 0.04% registered share capital of the Company), and Jiangsu Provincial Transportation Engineering Corporation Co., Ltd. ("Transportation Engineering") (holding approximately 0.03% registered capital of the Company), altogether representing approximately 67.27% registered share capital of the Company, a notice will be issued to A Shareholders and Non-circulating Shareholders of the Company on 6 March 2006 in respect of the convocation of a class meeting on 31 March 2006, for the purpose of approving by the A Shareholders and the Non-circulating Shareholders of the proposed conversion of all Non-circulating Shares held by the Non-circulating Shareholders into A Shares. The Non-circulating Shareholders do not intend to propose similar arrangement to holders of overseas-listed foreign shares ("H Shares") of the Company.

A summary of the Reform Proposal is set out below. All other documents in connection with the Reform Proposal and all other relevant documents required to be disclosed pursuant to the relevant regulations may be accessed from the website of the Shanghai Stock Exchange at www.sse.com.cn.

The Share Segregation Reform Proposal

A number of Non-circulating Shareholders of the Company proposed to the A Shareholders that 2.5 Non-circulating Shares be allocated to every 10 A Shares held by each A Shareholder on the close of business of the Proposal Record Date, in exchange for the consent of the A Shareholders on the conversion of all Non-circulating Shares into A Shares. The shares to be allocated to the A Shareholders shall be borne by the Non-circulating Shareholders, namely Communications Holdings, Huajian Center, Communications Construction and Transportation Engineering, in proportion to their respective shareholdings of the Non-circulating Shares.

The Company has an aggregate of 150,000,000 A Shares in issue, and accordingly an aggregate of 37,500,000 shares will be allocated to the A Shareholders. Upon completion of the Reform Proposal, the percentage and number of shares held by the A Shareholders and the Non-circulating Shareholders will be changed. However, the aggregate number of their shareholdings and total issued share capital of the Company will remain unchanged. In addition, financial indicators of the Company such as assets, liabilities, ownership interest and earnings per share will not be affected by the implementation of the Reform Proposal. All Non-circulating Shares, including those allocated to the A Shareholders, will be granted listing status on the Shanghai Stock Exchange on the first trading day immediately following the completion of the Reform Proposal, subject to certain restrictions on the sale of the shares.

The Non-circulating Shareholders do not intend to propose similar arrangements and proposal to the H Shareholders.

The Reform proposal has been approved and authorized by more than two thirds of the Non-circulating Shareholders, but is still subject to amendment after discussion with the A Shareholders. The Company will issue a further announcement in this respect when necessary.

Set out below is the shareholding structure of the Company before and after implemental of the Reform Proposal:

Before Implementation of the Reform Proposal			After Implementation of the Reform Proposal		
Share Type	No. of Shares	Percentage of Registered Share Capital	Share Type	No. of Shares	Percentage of Registered Share Capital
1. Total Unlisted Non-circulating Shares	3,665,747,500	72.77%	1. Total Restricted Circulating Shares	3,628,247,500	72.02%
State-owned Shares	2,781,743,600	55.22%	State-owned Shares	2,750,954,123	54.61%
State-owned Legal Person Shares	597,471,000	11.86%	State-owned Legal Person Shares	590,857,947	11.73%
Legal Person Shares	286,532,900	5.68%	Legal Person Shares	286,535,900	5.68%
2. Total Circulating Shares	1,372,000,000	27.24%	2. Total Circulating Shares	1,409,500,000	27.98%
A Shares	150,000,000	2.98%	A Shares	187,500,000	3.72%
H Shares	1,222,000,000	24.26%	H Shares	1,222,000,000	24.26%
3. Total Shares	5,037,747,500	100.00%	3. Total Shares	5,037,747,500	100.00%

Conditions Precedent of the Reform Proposal

Completion of the Reform Proposal is subject to the following conditions and is therefore subject to certain risks:

(1) approval by at least two thirds of the voting rights held by the A Shareholders and Non-circulating Shareholders attending the A Shares Class Meeting and by at least two thirds of the voting rights held by the A Shareholders attending the A Shares Class Meeting. If such approval is not granted, the Non-circulating Shareholders may again table the Reform Proposal for approval three months after the date of the A Shares Class Meeting in accordance with the relevant regulations; and

(2) approval by the relevant state-owned assets supervision and administration authorities. If such approval is not granted on or before the designated commencement date of the online poll for the A Shares Class Meeting, the A Shares Class Meeting may have to be postponed. If such approval is still not granted on or before the announced postponed date, the A Shares Class Meeting will be cancelled.

Share of Expenses in respect of the Share Segregation Reform

The objective of a share segregation reform is to resolve the issue of balance of interests among relevant shareholders in the A-share market of the PRC. As such, the Share Segregation Reform of the Company is to be agreed upon between the relevant shareholders in the A-share market of the PRC. Communications Holdings, Huajian Center, Communications Construction and Transportation Engineering have undertaken to bear all relevant expenses arising from the Share Segregation Reform.

Undertakings of the Non-circulating Shareholders

Pursuant to the relevant requirements of the "Administrative Measures on Share Segregation Reform of Listed Companies", shares held by the Non-circulating Shareholders of the Company shall not be traded or transferred within 12 months from the day on which the Reform Proposal is implemented. The Non-circulating Shareholders of the Company must comply with the above statutory requirement.

Special Undertakings of Communications Holdings and Hua Jian Center:

(1) Within 36 months from the day of being granted listing status, the original Non-circulating Shares of the Company held by Communications Holdings and Huajian Center will not be traded on the Shanghai Stock Exchange; and

(2) Communications Holdings and Huajian Center will put forward and vote for a proposal at each of the 2005-2007 annual general meetings of the Company regarding a cash dividend payment of not less than 85% of the distributable profit of the Company realized in the relevant year.

Liabilities of the Non-circulating Shareholders on Default

A number of Non-circulating Shareholders, namely Communications Holdings, Huajian Center, Communications Construction and Transportation Engineering, warrant to take up responsibilities pursuant to the relevant requirements of laws and regulations for non-performance or partial non-performing of their undertaking obligations.

Representations by the Non-circulating Shareholders

A number of Non-circulating Shareholders, namely Communications Holdings, Huajian Center, Communications Construction and Transportation Engineering, represent that they will perform their undertaking obligations in good faith and accept the relevant legal responsibilities. They further represent that they will not transfer any shares held by them unless the transferee(s) is/are willing and able to perform the undertaking obligations.

Opinions of the Sponsor and the Legal Advisers

Huatai Securities Limited (華泰證券有限責任公司), the sponsor of the Share Segregation Reform, considers that the Reform Proposal of the Company are in compliance with the relevant requirements under "Certain Opinions on Furthering the Reform, Open-up and Steady Development of the Capital Market" (《關於推進資本市場改革開放和穩定發展的若干意見》) issued by the State Council , "Guidance Opinions on Share Segregation Reform of Listed Companies" (《關於上市公司股權分置改革的指導意見》) jointly issued by the CSRC, State-owned Assets Supervision and Administration Commission, the Ministry of Finance, the People's Bank of China and the Ministry of Commerce, "Administrative Measures on Share Segregation Reform of Listed Companies" (《上市公司股權分置改革管理辦法》) (Zheng Jian Fa [2005] No.86) issued by the CSRC and "Guidelines on the Practice and Operation of Share Segregation Reform Proposals of Listed Companies" (《上市公司股權分置改革業務操作指引》) issued by the Shanghai Stock Exchange. In its opinion, the consideration offered by the Non-circulating Shareholders to the A Shareholders in connection with enabling the granting of listing status to the Non-circulating Shares is reasonable. As such, Huatai Securities Limited agrees and recommends the Company to proceed with the Share Segregation Reform.

Jiangsu Shiji Tongren Law Office, the legal advisers of the Share Segregation Reform, considers that the Company is a limited company legally incorporated and subsists in the PRC and has the legitimate capacity to participate in the Share Segregation Reform. It is of the view that the Non-circulating Shareholders of the Company are legally established and subsisting legal corporates, the Non-circulating Shares held by them have the legitimate capacity to apply for participation in the Share Segregation Reform. The steps taken by the Company in respect of the Share Segregation Reform so far comply with the requirements of existing laws and regulations. The H Shareholders will not be involved in the Share Segregation Reform Proposal and their legitimate rights will not be subject to any adverse effect, as implementation of the Reform Proposal will not affect the assets, total number of shares and shareholders' equity of the Company and the relevant expenses arising from the Share Segregation Reform will be borne by a number of Non-circulating Shareholders pursuant to their undertakings. The Share Segregation Reform Proposal is still subject to approval by the competent state-owned assets supervision and administration authorities and the A Shares Class Meeting of the Company.

Opinions of the Board and Independent Non-executive Directors

The Board considers that the Share Segregation Reform will enhance the shareholding system and structure of the Company, which will be beneficial to the strengthening of corporate governance on the basis of common interest, the enhancement of the Company's governance structure and the establishment of more effective supervision, control and incentive systems. It is believed that this will have a profound effect on the operating system, development model, and shareholders' relations and conduct of the Company.

Chang Yung Tsung, Fang Keng, Fan Cong Lai and Yang Xiong Sheng, the Independent Non-executive Directors of the Company, consider that the Reform Proposal reflects the principles of "openness, fairness and justness" and is in compliance with the relevant requirements of the existing laws and regulations. As such, they are agreeable to the Reform Proposal and have approved tabling the same for consideration at the A Shares Class Meeting of the Company.

Suspension and Resumption of Trading in the A Shares

The Board has applied for a suspension in trading in the A Shares on the Shanghai Stock Exchange with effect from 20 February 2006. Trading in the A Shares on the Shanghai Stock Exchange will remain suspended until not later than 15 March 2006, pending release of an announcement containing the finalized terms of the Reform Proposal. Trading in A Shares will resume on the trading day immediately following the day on which the aforesaid announcement is released but not later than 16 March 2006.

The Board will apply for a further suspension of trading in A Shares on the Shanghai Stock Exchange with effect from the trading day immediately following the record date (i.e. 23 March 2006) in relation to the A Shares Class Meeting of the Company. Trading in A Shares is expected to resume on the first trading day immediately following the completion of implementation of the Reform Proposal.

Definitions

"A Shares"	RMB ordinary shares of RMB1.00 each, which are issued by the Company in the PRC, subscribed in RMB and listed on the stock exchange in the PRC
"A Shares Class Meeting"	the class meeting of shareholders of the A-share market convened in accordance with the "Administrative Measures on Share Segregation Reform of Listed Companies" by the Board under written entrustment by shareholders holding separately or in aggregate two thirds of the Non-circulating Shares for the purpose of considering the Reform Proposal
"A Shareholders"	holders of A Shares
"Company"	Jiangsu Expressway Company Limited
"CSRC"	China Securities Regulatory Commission
"H Shares"	overseas-listed foreign shares of RMB1.00 each, which are issued by the Company in Hong Kong, subscribed in Hong Kong dollars and listed on the Stock Exchange
"H Shareholders"	holders of H Shares
"Non-circulating Shares"	unlisted non-circulating RMB ordinary shares of RMB1.00 each, which are issued by the Company in the PRC
"Non-circulating Shareholders"	Jiangsu Communications Holdings Co., Ltd.(江蘇交通控股有限公司), Huajian Transportation Economic Development Center (華建交通經濟開發中心), Jiangsu Communications Construction Group Co., Ltd. (江蘇交通建設集團有限公司) and Jiangsu Provincial Transportation Engineering Corporation Co., Ltd. and all social legal person shareholders
"PRC"	The People's Republic of China, excluding for the purpose of this announcement the Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan
"Reform Proposal"	the proposal made by the Non-circulating Shareholders in respect of the conversion of Non-circulating Shares held by them into A Shares as set out in this announcement
"Proposal Record Date"	The record date to determine the eligibility of A Shareholders in receiving the shares to be given by the Non-circulating Shareholders
"RMB"	Renminbi, the lawful currency of the PRC
"Shanghai Stock Exchange"	Shanghai Stock Exchange
"Share Segregation Reform"	the conversion of all Non-circulating Shares held by the Non-circulating Shareholders into A Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

By order of the Board
Yao Yong Jia
Secretary to the Board

Nanjing, the PRC, 3 March 2006

As at the date of this announcement, Directors of the Company are: Shen Chang Quan, Sun Hong Ning, Chen Xiang Hui, Xie Jia Quan, Zhang Wen Sheng, Fan Yu Shu, Cui Xiao Long, Chang Yung Tsung, Fang Keng*, Fan Cong Lai* and Yang Xiong Sheng**

** Independent Non-executive Directors*



江蘇寧滬高速公路股份有限公司
JIANGSU EXPRESSWAY COMPANY LIMITED

(established in the PRC with limited liability)

(Code: 177)

Announcement

The release of the announcement on details of the proposed adjustment to the Reform Proposal by Non-circulating Shareholders of the Company will be delayed.

This announcement is made pursuant to Rule 13.09 (2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

We refer to the announcement of Jiangsu Expressway Company Limited (the "Company") dated 6 March 2006 (the "Announcement"). Set out below the content of the announcement of the Company published pursuant to the requirements of the Shanghai Stock Exchange.

"Upon communications and discussions with the A Shareholders, the Non-circulating Shareholders of the Company have proposed to make adjustment to the Reform Proposal. However, the final confirmation of the Reform Proposal is subject to satisfaction of the relevant submission and approval procedures. As such, the Board of Directors of the Company hereby announces to postpone the release of the announcement on details of the proposed adjustment to the Reform Proposal by Non-circulating Shareholders of the Company. The announcement is scheduled to be released no later than 15 March 2006. Trading in the A Shares of the Company on the Shanghai Stock Exchange will remain suspended, pending release of the aforesaid announcement.

An announcement which contains contents similar to this announcement may be accessed from the website of the Shanghai Stock Exchange at www.sse.com.cn."

The Company will release the announcement as soon as possible to provide information to the shareholders and the potential investors.

By Order of the Board
Yao Yong Jia
Secretary to the Board

Nanjing, the PRC, 14 March 2006

*As at the date of this announcement, Directors of the Company are: Shen Chang Quan, Sun Hong Ning, Chen Xiang Hui, Xie Jia Quan, Zhang Wen Sheng, Fan Yu Shu, Cui Xiao Long, Chang Yang Tsung *, Fang Keng *, Fan Cong Lai * and Yang Xiong Sheng **

* *Independent Non-executive Directors*



江蘇寧滬高速公路股份有限公司

JIANGSU EXPRESSWAY COMPANY LIMITED

(established in the PRC with limited liability)

(Code: 177)

Overseas Regulatory Announcement
- Delay of A Shareholders General Meeting

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong limited.

Further to the announcement of Jiangsu Expressway Company Limited (the "Company") dated 6 March 2006, set out below the content of an announcement of the Company published pursuant to the requirements of the Shanghai Stock Exchange.

"Subsequent to the publication of the announcement of Jiangsu Expressway Company Limited (the "Company") dated 6 March 2006 in respect of the Share Segregation Reform Proposal, the holders of circulating and non-circulating shares have held discussion but have yet to come to consensus in respect of the adjusted proposal and discussion is on-going. The original proposed record date of 23 March 2006 for the meeting of A Shareholders and the original proposed A Shareholders meeting date of 31 March 2006 will need to be postponed. Further announcement will be made upon finalisation of the timetable. Suspension of trading in the A Shares of the Company shall continue."

By order of the Board
Yao Yong Jia
Secretary to the Board

Nanjing, the PRC, 21 March 2006

As at the date of this announcement, Directors of the Company are: Shen Chang Quan, Sun Hong Ning, Chen Xiang Hui, Xie Jia Quan, Zhang Wen Sheng, Fan Yu Shu, Cui Xiao Long, Chang Yung Tsung, Fang Keng*, Fan Cong Lai* and Yang Xiong Sheng**

** Independent Non-executive Directors*



江蘇寧滬高速公路股份有限公司
JIANGSU EXPRESSWAY COMPANY LIMITED

(established in the PRC with limited liability)

(Code: 177)

Announcement
Revised Share Segregation Reform Proposal

Pursuant to the authorization and entrustment of the Non-circulating Shareholders of the Company, the Company wishes to announce the proposed amendments to the Reform Proposal made by the Non-circulating Shareholders.

(1) that 3.2 Non-circulating Shares be allocated to each A Shareholder for every 10 A Shares held by such A Shareholder at the close of business on the Proposal Record Date; accordingly, an aggregate of 48,000,000 shares will be allocated by the Non-circulating Shareholders to the A Shareholders;

(2) that Communications Holdings and Huajian Center undertake that within five years from the date of implementation of the Reform Proposal, they shall not trade the Non-circulating Shares that they have originally held on the Shanghai Stock Exchange; and

(3) that Communications Holdings and Huajian Center undertake to put forward, and vote for, a proposal at each of the 2005 – 2008 annual general meetings of the Company regarding a cash dividend payment of not less than 85% of the distributable profit of the Company realized in the relevant year.

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on the Stock Exchange.

Reference is made to the announcement made by Jiangsu Expressway Company Limited (the "Company") on 6th March 2006 (the "Announcement"). Terms used in this announcement shall have the same meanings as defined in the Announcement unless the context indicates otherwise. This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on the Stock Exchange.

Pursuant to the authorization and entrustment by the Non-circulating Shareholders — Jiangsu Communications Holdings Company Limited ("Communications Holdings") and Huajian Transportation Economic Development Center ("Huajian Centre"), the board of directors (the "Board") of the Company hereby announces the proposed amendments to the Reform Proposal (as set out in the Announcement) made by the Non-circulating Shareholders. According to various communications and negotiations with A Shareholders, the Non-circulating Shareholders propose to revise the Reform Proposal as follows:

(1) that 3.2 Non-circulating Shares be allocated to each A Shareholder for every 10 A Shares held by such A Shareholder at the close of business on the Proposal Record Date; accordingly, an aggregate of 48,000,000 shares will be allocated by the Non-circulating Shareholders to the A Shareholders. Upon completion of the Reform Proposal, the percentage and number of shares held by the A Shareholders and the Non-circulating Shareholders will be changed. However, the aggregate number of their shareholdings and total issued share capital of the Company will remain unchanged. In addition, financial indicators of the Company such as assets, liabilities, ownership interest and earnings per share will not be affected by the implementation of the Reform Proposal;

(2) that Communications Holdings and Huajian Center, undertake that within five years from the date of implementation of the Reform Proposal, they shall not trade the Non-circulating Shares that they have originally held on the Shanghai Stock Exchange; and

(3) that Communications Holdings and Huajian Center undertake to put forward, and vote for, a proposal at each of the 2005 — 2008 annual general meetings of the Company regarding a cash dividend payment of not less than 85% of the distributable profit of the Company realized in the relevant year (the "Revised Reform Proposal").

Changes of the shareholding structures of the Company immediately before and after the implementation of the Revised Reform Proposal are set out below:

Before implementation of the Reform Proposal			**After implementation of the Reform Proposal**		
Share type	**No. of shares**	**Percentage of registered share capital**	**Share type**	**No. of shares**	**Percentage of registered share capital**
1. Total of Non-circulating Shares	3,665,747,500	72.77%	1. Total of restricted circulating shares	3,617,747,500	71.81%
State-owned shares	2,781,743,600	55.22%	State-owned shares	2,742,333,070	54.44%
State-owned legal person shares	597,471,000	11.86%	State-owned legal person shares	589,006,291	11.69%
Legal person shares	286,532,900	5.68%	Legal person sales	286,408,139	5.68%
2. Total of circulating Shares	1,372,000,000	27.24%	2. Total of circulating Shares	1,420,000,000	28.19%
A shares	150,000,000	2.98%	A shares	198,000,000	3.93%
H shares	1,222,000,000	24.26%	H shares	1,222,000,000	24.26%
3. Total shares	5,037,747,500	100%	3. Total shares	5,037,747,500	100%

Huatai Securities Limited, the sponsor to the Share Segregation Reform, and the independent non-executive directors of the Company consider (in accordance with the requirements of the relevant laws and regulations of the PRC) that the amendments to the Reform Proposal are in the interests of the A Shareholders. Jiangsu Shiji Tongren Law Office, the PRC legal advisers of the Share Segregation Reform, confirms the legality of the Revised Reform Proposal and that the rights and interests of the H Shareholders have not been adversely affected. The Share Segregation Reform Proposal is still subject to approval by the competent State-owned assets supervision and administration authorities and the A Shares Class Meeting of the Company.

Save as disclosed herein, other information set out in the Announcement remains unchanged.

The details of the Revised Reform Proposal and all other documents in connection with the Revised Reform Proposal and those required to be disclosed by the relevant regulations may be accessed from the website of the Shanghai Stock Exchange at www.sse.com.cn.

Trading in the A Shares on the Shanghai Stock Exchange will resume on 10th April 2006.

The Company will apply for a further suspension of trading in the A Shares on the Shanghai Stock Exchange with effect from the trading day immediately following the record date (i.e. 14th April 2006) in relation to the class meeting of domestic shareholders of the Company and trading in A Shares is expected to resume on the first trading day immediately following the completion of implementation of the Revised Reform Proposal.

Definitions

"A Shares"	RMB ordinary shares of RMB1.00 each, which are issued by the Company in the PRC, subscribed in RMB and listed on the stock exchange in the PRC
"A Shares Class Meeting"	the class meeting of shareholders of the A-share market convened in accordance with the "Administrative Measures on Share Segregation Reform of Listed Companies" by the Board under written entrustment by shareholders holding separately or in aggregate two thirds of the Non-circulating Shares for the purpose of considering the Reform Proposal
"A Shareholders"	holders of A Shares
"Company"	Jiangsu Expressway Company Limited
"H Shares"	overseas-listed foreign shares of RMB1.00 each, which are issued by the Company in Hong Kong, subscribed in Hong Kong dollars and listed on the Stock Exchange
"H Shareholders"	holders of H Shares
"Non-circulating Shares"	unlisted non-circulating RMB ordinary shares of RMB1.00 each, which are issued by the Company in the PRC
"Non-circulating Shareholders"	Jiangsu Communications Holdings Co., Ltd. (江蘇交通控股有限公司), Huajian Transportation Economic Development Center (華建交通經濟開發中心), Jiangsu Communications Construction Group Co., Ltd. (江蘇交通建設集團有限公司) and Jiangsu Provincial Transportation Engineering Corporation Co., Ltd. and all social legal person shareholders
"PRC"	The People's Republic of China, excluding for the purpose of this announcement the Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan

"Reform Proposal"	the proposal made by the Non-circulating Shareholders in respect of the conversion of Non-circulating Shares held by them into A Shares as set out in this announcement
"Proposal Record Date"	The record date to determine the eligibility of A Shareholders in receiving the shares to be given by the Non-circulating Shareholders
"RMB"	Renminbi, the lawful currency of the PRC
"Shanghai Stock Exchange"	Shanghai Stock Exchange
"Share Segregation Reform"	the conversion of all Non-circulating Shares held by the Non-circulating Shareholders into A Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

By order of the Board
Yao Yong Jia
Secretary to the Board

Nanjing, the PRC, 6th April 2006

As at the date of this announcement, Directors of the Company are: Shen Chang Quan, Sun Hong Ning, Chen Xiang Hui, Xie Jia Quan, Zhang Wen Sheng, Fan Yu Shu, Cui Xiao Long, Chang Yung Tsung, Fang Keng*, Fan Cong Lai* and Yang Xiong Sheng**

* *Independent Non-executive Directors*

Please also refer to the published version of this announcement in South China Morning Post.



江蘇寧滬高速公路股份有限公司

JIANGSU EXPRESSWAY COMPANY LIMITED

(established in the PRC with limited liability)

(Code: 177)

Announcement on 2005 Annual Results

This announcement is made pursuant to rule 13.09 of and paragraph 45 of appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("HK Listing Rules").

Information set out in paragraphs 2, 3.1, 4, 6.2-6.6, 8 and 9 is disclosed pursuant only to the Shanghai Listing Rules.

1. IMPORTANT

1.1 The board of directors (the "Board"), supervisory committee, directors, supervisors and senior management staff of Jiangsu Expressway Company Limited (the "Company") confirm that there are no false representations or misleading statements contained in or material omissions from this report; and severally and jointly accept responsibility for the authenticity, accuracy and completeness of the content of this report.

This announcement is extracted from the Company's annual report. The full text of the annual report will be posted on the websites of the Shanghai Stock Exchange (www.sse.com.cn), The Stock Exchange of Hong Kong Limited ("Hong Kong Stock Exchange") (www.hkex.com.hk) and the Company (www.jsexpressway.com) simultaneously. Investors should read the full text of the annual report carefully for details.

1.2 Ms. Chang Yung Tsung, independent non-executive director, did not attend the Board meeting due to work engagement. She had assigned Mr. Fan Chong Lai, independent non-executive director, to vote on her behalf.

1.3 Deloitte Touche Tohmatsu Certified Public Accountants Limited and Deloitte Touche Tohmatsu have issued an unqualified opinion in the auditors' reports in accordance with PRC Accounting Standards and Hong Kong Generally Accepted Accounting Principles ("HKGAAP") respectively.

1.4 Mr. Shen Chang Quan, chairman of the Company, Mr. Xie Jia Quan, general manager, and Madam Liu Wei, financial controller, warrant the accuracy and completeness of the financial statements in the annual report. The financial statements for the year have been reviewed by the audit committee.

2. BASIC INFORMATION OF THE LISTED COMPANY

2.1 Overview

Stock Name	寧滬高速 (A Shares)	Jiangsu Expressway (H Shares)	JEXWW (ADR)
Stock Code	600377	0177	477373104
Stock Exchange Listed	Shanghai Stock Exchange	Hong Kong Stock Exchange	United States
Registered and Office Address	Jiangsu Communications Building, 69 Shigu Road, Nanjing, Jiangsu, the PRC		
Postal code	210004		
Company's Website	http://www.jsexpressway.com		
E-mail Address	nhgs@public1.ptt.js.cn		

2.2 Contact person and contact method

	Secretary to the Board	**Securities Officers**
Names	Yao Yong Jia	Jiang Tao and Lou Qing
Correspondence Address	Jiangsu Communications Building 69 Shigu Road, Nanjing, Jiangsu, the PRC	
Telephones	8625-84469332	8625-84200999-4706, 4716
Fax	8625-84466643	
E-mail Address	nhgs@jsexpressway.com	

3. HIGHLIGHTS OF ACCOUNTING DATA AND FINANCIAL INDICATORS

3.1 Prepared in accordance with PRC Accounting Standards

Major accounting data

Unit: RMB'000

	2005	**2004**	**Change %**	**2003**
Revenue	2,194,736	3,060,081	(28.28)	2,731,760
Total profit	944,436	1,390,204	(32.06)	1,447,833
Net profit	696,456	826,725	(15.76)	950,531
Net profit after non-recurring profit/loss	706,513	1,093,567	(35.39)	944,738
Net cash flow from operating activities	1,285,000	1,675,403	(23.30)	1,453,795
	End of 2005	**End of 2004**	**Change %**	**End of 2003**
Total assets	27,223,147	20,638,701	31.90	16,732,357
Shareholders' equity (excluding minority interests)	14,632,560	14,666,085	(0.23)	14,562,325

Major financial indicators

	2005	2004	Change %	Unit: RMB'000 2003
Earnings per share	0.138	0.164	(15.76)	0.189
Return on net assets (%)	4.76	5.64	(15.60)	6.53
Return on net assets based on net profit after non-recurring profit/loss (%)	4.83	7.46	(35.25)	6.49
Net cash flow per share from operating activities	0.26	0.33	(23.30)	0.29
	End of 2005	**End of 2004**	**Change %**	**End of 2003**
Net asset value per share	2.90	2.91	(0.23)	2.89
Adjusted net asset value per share	2.90	2.91	(0.23)	2.89

Non-recurring profit/loss

☑ Applicable ☐ Not applicable

Non-recurring profit/loss	Unit: RMB'000 Amount
Loss on disposal of fixed assets	(13,386)
Profit from disposal of long-term equity investment	2,623
Government grants	800
Gain from short-term investments	2,707
Other operating income and expenses	(1,161)
Effects of income tax	(1,640)
Total	(10,057)

3.2 Prepared under HKGAAP

(i) Consolidated Income Statement

For the year ended 31st December 2005

	2005	2004
	RMB'000	*RMB'000*
		(Restated)
Revenue	2,110,981	2,951,996
Cost of sales and other direct operating costs	(963,086)	(1,144,436)
Gross profit	1,147,895	1,807,560
Other income	31,891	22,328
Administrative expenses	(159,371)	(373,359)
Financial costs	(168,334)	(132,534)
Share of results of associates	135,995	130,601
Gain from disposal of a subsidiary	—	6,642
Gain from disposal of associates	2,532	—
Profit before taxation	990,608	1,461,238
Taxation	(289,726)	(441,729)
Profit for the year	700,882	1,019,509
Profit attributable to:		
Equity holders of the Company	668,028	979,391
Minority interests	32,854	40,118
	700,882	1,019,509
Dividend	730,473	730,473
Earnings per share - basic	RMB0.133	RMB0.194

(ii) Application of Hong Kong Financial Reporting Standards

In the current year, the Group has applied, for the first time, a number of new Hong Kong Financial Reporting Standards ("HKFRSs"), Hong Kong Accounting Standards ("HKASs") and Interpretations (hereinafter collectively referred to as "new HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants that are effective for accounting periods beginning on or after 1st January 2005. The application of the new HKFRSs has resulted in a change in the presentation of the consolidated income statement, consolidated balance sheet and consolidated statement of changes in equity. In particular, the presentation of minority interests and share of tax of associates have been changed. The changes in presentation have been applied retrospectively. The adoption of the new HKFRSs has also resulted in changes to the Group's accounting policies in the following areas that have an effect on how the results for the current and/or prior accounting years are prepared and presented:

(1) *Business Combinations*

In the current year, the Group has applied HKFRS 3 "Business Combinations" which is effective for business combinations for which the agreement date is on or after 1st January 2005. The principal effects of the application of HKFRS 3 to the Group are summarised below:

(a) *Goodwill*

In previous periods, goodwill arising on acquisitions of associates was capitalised and amortised over its estimated useful life. The Group has applied the relevant transitional provisions in HKFRS 3 and eliminated the carrying amount of the related accumulated amortisation of RMB43,656,000 on 1st January 2005 with a corresponding decrease in the cost of goodwill. The Group has discontinued amortising such goodwill from 1st January 2005 onwards and goodwill will be tested for impairment at least annually. Goodwill arising on acquisitions of associates after 1st January 2005 is measured at cost less accumulated impairment losses (if any) after initial recognition. As a result of this change in accounting policy, no amortisation of goodwill has been charged in the current year. Comparative figures for 2004 have not been restated.

(b) *Excess of the Group's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost (previously known as "negative goodwill")*

In accordance with HKFRS 3, any excess of the Group's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over the cost of acquisition ("discount on acquisition") is recognised immediately in profit or loss in the period in which the acquisition takes place. In previous years, negative goodwill arising on acquisitions was presented as a deduction from assets and released to income based on an analysis of the circumstances from which the balance resulted. In accordance with the relevant transitional provisions in HKFRS 3, the Group has derecognised all negative goodwill at 1st January 2005, with a corresponding increase to retained profits.

(2) *Leasehold land*

In previous years, land use right was included in property, plant and equipment and amortised to write off the cost, commencing from the date of commencement of commercial operation of the related toll roads, based on the ratio of actual traffic volume compared to the total expected traffic volume of the toll roads as estimated by management or by reference to traffic projection reports prepared by independent traffic consultants. In the current year, the Group has applied HKAS 17 "Leases". Under HKAS 17, the land and buildings elements of a lease of land and buildings are considered separately

for the purposes of lease classification, unless the lease payments cannot be allocated reliably between the land and buildings elements, in which case, the entire lease is generally treated as a finance lease. To the extent that the allocation of the lease payments between the land and buildings elements can be made reliably, the land use rights in land are reclassified to prepaid lease payments under operating leases, which are carried at cost and amortised over the lease term on a straight-line basis. This change in accounting policy has been applied retrospectively. The financial impact is set out below.

(3) *Classification and measurement of financial assets and financial liabilities*

In the current year, the Group has applied HKAS 32 "Financial Instruments: Disclosure and Presentation" and HKAS 39 "Financial Instruments: Recognition and Measurement". HKAS 32 requires retrospective application. HKAS 39, which is effective for annual periods beginning on or after 1st January 2005, generally does not permit the recognition, derecognition or measurement of financial assets and liabilities on a retrospective basis. The Group has applied the relevant transitional provisions in HKAS 39 with respect to classification and measurement of financial assets and financial liabilities that are within the scope of HKAS 39.

By 31st December 2004, the Group classified and measured its equity securities in accordance with the benchmark treatment of Statement of Standard Accounting Practice 24 ("SSAP 24"). Under SSAP 24, the Group's investments in equity securities are classified as "investment securities" and are carried at cost less impairment losses (if any). From 1st January 2005 onwards, the Group classifies its equity securities as "available-for-sale financial assets" in accordance with HKAS 39. Under HKAS 39, "available-for-sale financial assets" are carried at fair value, with changes in fair values recognised in equity except for those investments in equity securities that do not have a quoted market price in an active market which are carried at cost less impairment as their fair value cannot be reliably measured. As a result of this change in accounting policy, the equity securities amounted to RMB2,000,000 have been reclassified to available-for-sale financial assets at 1st January 2005.

The effects of the changes in the accounting policies described above on the results for the current and prior year are as follows:

	2005	2004
	RMB'000	*RMB'000*
Non-amortisation of goodwill of associates	12,516	—
Decrease in release of negative goodwill of associates	(519)	—
cost of sales and other operating costs)	(35,548)	(26,490)
Increase in deferred tax assets as a result of increase in amortisation of land use right	11,731	8,742
Decrease in profit for the year	(11,820)	(17,748)

The cumulative effects of the application of the new HKFRSs at 31st December 2004 and 1st January 2005 are summarised below:

	At 31st December 2004 *(originally stated)*	Adjustments	At 31st December 2004 *(Restated)*	Adjustments	At 1st January 2005 *(Restated)*
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Balance sheet items					
Impact of HKAS 17					
Property, plant and equipment	15,332,322	(1,529,593)	13,802,729	—	13,802,729
Prepaid lease payments	—	1,412,599	1,412,599	—	1,412,599
Deferred tax assets	43,976	38,608	82,584	—	82,584
Impact of HKFRS 3					
Derecognition of negative goodwill included in interest in associates	1,566,231	—	1,566,231	2,855	1,569,086
Impact of HKAS 39					
Available-for-sale investments	—	—	—	2,000	2,000
Investment securities	2,000	—	2,000	(2,000)	—
Total effects on assets	16,944,529	(78,386)	16,866,143	2,855	16,868,998
Total effect on equity					
Retained profits	1,652,048	(78,386)	1,573,662	2,855	1,576,517

The financial effects of the application of the new HKFRSs to the Group's equity at 1st January 2004 are summarised below:

	As originally stated	**Adjustments**	**As restated**
	RMB'000	*RMB'000*	*RMB'000*
Retained profits	1,544,544	(60,638)	1,483,906

The Group has not early applied the following new standards, amendments and interpretations that have been issued but are not yet effective.

HKAS 1 (Amendment)	Capital disclosures[1]
HKAS 19 (Amendment)	Actuarial gains and losses, group plans and disclosures[2]
HKAS 21 (Amendment)	Net investment in a foreign operation[2]
HKAS 39 (Amendment)	Cash flow hedge accounting of forecast intragroup transactions[2]
HKAS 39 (Amendment)	The fair value option[2]
HKAS 39 & HKFRS 4 (Amendments)	Financial guarantee contracts[2]
HKFRS 6	Exploration for and evaluation of mineral resources[2]
HKFRS 7	Financial instruments: Disclosures[1]
HK(IFRIC) - INT 4	Determining whether an arrangement contains a lease[2]
HK(IFRIC) - INT 5	Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds[2]
HK(IFRIC) - INT 6	Liabilities arising from participating in a specific market - waste electrical and electronic equipment[3]
HK(IFRIC) - INT 7	Applying the restatement approach under HKAS 29 Financial Reporting in Hyperinflationary Economies[4]

[1] Effective for annual periods beginning on or after 1st January 2007

[2] Effective for annual periods beginning on or after 1st January 2006

[3] Effective for annual periods beginning on or after 1st December 2005

[4] Effective for annual periods beginning on or after 1st March 2006

The directors are considering the impact of HKAS 39 and IFRS 4 (Amendments) and HK(IFRIC) - INT 4, effective for accounting period commencing 1 January 2006, but is not yet in a position to determine the impact on the Company's financial statements. Except for this, the directors of the Company anticipate that the application of these standards, amendments or interpretations will have no material impact on the financial statements of the Group.

(iii) REVENUE

	2005 *RMB'000*	2004 *RMB'000*
Turnover comprises:		
Toll revenue	1,965,415	2,710,001
Sales of petro	180,838	244,228
Sales of food and beverages	40,819	90,825
Emergency assistance income	4,919	50,541
Advertising income	9,381	9,244
	2,201,372	3,104,839
Less: Business tax and other related taxes	(90,391)	(152,843)
	2,110,981	2,951,996

(iv) FINANCE COSTS

	2005 *RMB'000*	2004 *RMB'000*
Interest on bank and other borrowings wholly repayable:		
Within five years	279,918	142,212
Over five years	142,375	20,514
Total borrowing costs	422,293	162,726
Less: Amount capitalised	(253,959)	(30,192)
	168,334	132,534

Borrowing costs capitalised during the year arose on the general borrowing pool and are calculated by applying a capitalisation rate of 5.74% (2004: 4.96%) to expenditure on qualifying assets.

(v) TAXATION

	2005	2004
	RMB'000	*RMB'000*
		(Restated)
The charge comprises:		
PRC income tax	215,125	523,954
Deferred tax charge (credit)	74,601	(82,225)
Taxation attributable to the Company and its subsidiaries	289,726	441,729

The Company and its subsidiaries are subject to PRC income tax rate of 33% (2004: 33%) pursuant to the relevant PRC income tax laws.

No provision for Hong Kong Profits Tax has been made as the income neither arises, nor is derived from, Hong Kong.

The tax charge for the year can be reconciled to the profit before taxation per income statement as follows:

	2005		2004	
	RMB'000	%	*RMB'000*	%
			(Restated)	
Profit before taxation	990,608		1,461,238	
Tax at the domestic tax rate of 33% (2004: 33%)	326,900	33.0	482,209	33.0
Tax effect of income not taxable for tax purpose	(2,660)	(0.3)	(6,401)	(0.4)
Tax effect of expenses not deductible for tax purpose	6,676	0.7	4,457	0.3
Tax effect of share of results of associates	(41,190)	(4.2)	(38,536)	(2.6)
Tax charge and effective tax rate for the year	289,726	29.2	441,729	30.3

(vi) PROFIT FOR THE YEAR

	2005	2004
	RMB'000	*RMB'000*
		(Restated)
Profit for the year has been arrived at after charging:		
Staff costs including directors' emoluments	136,099	132,785
Retirement benefits scheme contributions	27,456	24,890
Total staff costs	163,555	157,675
Auditors' remuneration	1,300	1,180
Impairment loss on other receivables	11,552	11,702
Depreciation of property, plant and equipment	415,241	466,283
Loss on derecognition of property, plant and equipment	13,386	234,145
Operating lease rental in respect of land use rights (included in cost of sales and other direct operating costs)	64,703	64,703
Cost of inventories recognised as an expense	246,984	302,405
Amortisation of goodwill of associates (included in share of results of associates)	—	12,735
Share of tax of associates (included in share of results of associates)	61,478	57,516
and after crediting:		
Interest income from bank deposits	5,945	10,956
Government grants received	800	—
Interest income from designated deposits	—	1,749
Negative goodwill released to income of associates (included in share of results of associates)	—	519

(vii) DIVIDEND

	2005	2004
	RMB'000	*RMB'000*
Ordinary shares:		
Final, proposed — RMB0.145 cents (2004: RMB0.145 cents) per share	730,473	730,473

The final dividend of RMB0.145 cents (2004: RMB0.145 cents) per share has been proposed by the directors and is subject to approval by the shareholders in general meeting.

(viii) **EARNINGS PER SHARE**

The calculation of the basic earnings per share is based on the Group's profit for the year attributable to the equity holders of the Company of RMB668,028,000 (2004: RMB979,391,000) and 5,037,747,500 (2004: 5,037,747,500) ordinary shares in issue during the year.

The following table summarises the impact on basic earnings per share as a result of:

	Impact on basic earnings per share	
	2005	**2004**
	RMB	*RMB*
Reported figures before adjustments	0.13	0.20
Adjustments arising from changes in accounting policies	—	(0.01)
Restated	0.13	0.19

No diluted earnings per share is presented as the Company has no potential ordinary shares outstanding for the two years ended 31st December 2005.

3.3 Differences between PRC Accounting Standards and HKGAAP:

☑ Applicable ☐ Not applicable

Unit: RMB'000

	PRC Accounting Standards	**HKGAAP**
Net profit	696,456	668,028
	Differences between the net profit prepared in accordance with PRC Accounting Standards and HKGAAP are as follows:	
	HKGAAP adjustments	
Differences	- Valuation, depreciation and amortization of fixed assets	33,684
	- Deferred taxation	(74,601)
	- Non-amortization of goodwill of associates	12,516
	- Release of negative goodwill of associates	(519)
	- Others	492

4. CHANGES IN SHARE CAPITAL AND PROFILES OF SHAREHOLDERS

4.1 Changes in share capital

Unit: share

	Before change	Change (+/ -) Placing	Bonus shares	Conversion from reserve	Additional shares	Others	Sub-total	After change
I. Shares not in circulation								
1. Promoter shares of which:	3,381,214,600	—	—	—	—	—	—	3,381,214,600
State-owned shares	2,781,743,600	—	—	—	—	—	—	2,781,743,600
Domestic legal person shares	599,471,000	—	—	—	—	—	—	599,471,000
Overseas legal person shares	—	—	—	—	—	—	—	—
Others	—	—	—	—	—	—	—	—
2. Subscriber legal person shares	284,532,900	—	—	—	—	—	—	284,532,900
3. Internal staff shares	—	—	—	—	—	—	—	—
4. Priority shares or others	—	—	—	—	—	—	—	—
Sub-total of shares not in circulation	3,665,747,500	—	—	—	—	—	—	3,665,747,500
II. Shares in circulation								
1. RMB ordinary shares	150,000,000	—	—	—	—	—	—	150,000,000
2. Domestic listed foreign shares	—	—	—	—	—	—	—	—
3. Overseas listed foreign shares	1,222,000,000	—	—	—	—	—	—	1,222,000,000
4. Others	—	—	—	—	—	—	—	—
Sub-total of shares in circulation	1,372,000,000	—	—	—	—	—	—	1,372,000,000
III. Shares in total	5,037,747,500	—	—	—	—	—	—	5,037,747,500

4.2 Shareholding of top ten shareholders, top ten holders of shares in circulation

Total number of shareholders at the end of the reporting period	As at 31st December 2005, there were a total of 26,128 shareholders whose names appeared on the share registers of the Company, of whom 25,319 were domestic shareholders and 809 were foreign shareholders.

Shareholding of the top ten shareholders

Name of shareholder (in full)	Change during the year	Number of shares held at the end of the year	Shareholding proportion in the entire capital (%)	Category of shares (circulating or non-circulating)	Number of shares pledged or subject to moratorium	Category of shareholders (domestic shareholders or foreign shareholders)
Jiangsu Communications Holdings Company Ltd.	0	2,781,743,600	55.22	Non-circulating	Unknown	State-owned shareholder
Huajian Transportion Economic Development Centre	0	597,471,000	11.86	Non-circulating	Unknown	Legal person shareholder
HSBC Halbis Partners (Hong Kong) Limited	159,892,000	159,892,000	3.17	Circulating	Unknown	Foreign shareholder
Sumitomo Mitsui Asset Management Limited	(2,246,000)	97,302,000	1.93	Circulating	Unknown	Foreign shareholder
JPMorgan Chase & Co.	0	71,115,500	1.41	Circulating	Unknown	Foreign shareholder
Genesis Fund Managers, LLP	58,576,000	58,576,000	1.16	Circulating	Unknown	Foreign shareholder
Huaxia Securities Co., Ltd.	0	21,160,000	0.42	Non-circulating	Unknown	Legal person shareholder
Galaxy Securities Co., Ltd.	(10,085,906)	17,201,566	0.34	Circulating	Unknown	Social public shareholder
Shenyin Wanguo Securities Co., Ltd.	0	14,450,000	0.29	Non-circulating	Unknown	Legal person shareholder
Shanghai Haiji Property Development Company Limited	0	14,150,000	0.28	Non-circulating	Unknown	Legal person shareholder

The top ten holders of shares in circulation

Name of shareholder (in full)	Number of shares in circulation at end of the year	Type (A, B, H shares or others)
HSBC Halbis Partners (Hong Kong) Limited	159,892,000	H shares
Sumitomo Mitsui Asset Management Company, Limited	97,302,000	H shares
JPMorgan Chase & Co.	71,115,500	H shares
Genesis Fund Managers, LLP*	58,576,000	H shares
Galaxy securities Co., Ltd.	17,201,566	A shares
Industrial and Commercial Bank of China — Nuoan Balanced Securities Investment Fund (中國工商銀行 — 諾安平衡證券投資基金)	13,430,891	A shares
Winner Glory Development Ltd	12,000,000	H shares
Bank of China — Jiashi Value-added Servicing Industry Securities Investment Fund (中國銀行 — 嘉實服務增值行業證券投資基金)	9,243,263	A shares
Bank of China — Haifutong Income Growth Securities Investment Fund (中國銀行 — 海富通收益增長證券投資基金)	8,880,000	A shares
Industrial and Commercial Bank of China — Dongwu Jiahe Performance Selected Portfolio Open-ended Securities Investment Fund (中國工商銀行 — 東吳嘉禾優勢精選混合型開放式証券投資基金)	5,532,730	A shares

Description of any connected relationship or concerted party relationship among the above shareholders	The Company is not aware of whether or not there are connected relationships between the top ten holders of shares in circulation and the top ten shareholders.

* The Form 2, which was submitted by Genesis Fund Managers, LLP to Hong Kong Stock Exchange on 1st April 2006, stated that the company has held the relevant equity interest since 4th July 1997.

4.3 Information on the controlling shareholder and other de facto controllers of the Company

4.3.1 Changes of controlling shareholder and other de facto controllers of the Company

☐ Applicable ☑ Not applicable

4.3.2 Information on the controlling shareholder and other de facto controllers of the Company:

Jiangsu Communications Holdings Co., Ltd. ("Communications Holdings"), the Company's controlling shareholder, was established on 15th September 2000. Communications Holdings held 2,781,743,600 shares of the Company, representing approximately 55.22% of the total share capital of the Company.

Communications Holdings was incorporated with the capital from the provincial government of Jiangsu Province, which has authorized the former as an operating unit of State-owned assets with investment nature and as an investing organ. Its legal representative is Mr. Shen Chang Quan. Its registered capital amounted to RMB4.6 billion. On 15th September 2004, Communications Holdings merged with Jiangsu Communications Industrial Group Co., Ltd. (), another investing organ of transportation in Jiangsu Province. After the merger, it applied for the registration of industrial and commercial changes and at present, its registered capital amounted to RMB16.8 billion. To such extent as authorized by the provincial government, the company is engaged in the operation and management of State-owned assets; investment, construction, operation and management of transport infrastructure, transports and other related sectors; and industrial investment and domestic trading within the scope of authorization of the provincial government.

4.3.3 Diagram of the ownership and controlling relationship between the Company and the de facto controller



Jiangsu Communications Holding Co., Ltd.
55.22%
The Company

5. DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

5.1 Changes in shareholding of directors, supervisors and senior management

Name	Position	Gender	Age	Term of office	Shareholding at beginning of the year	Shareholding at end of the year	Total remuneration received from the Company during the reporting period (RMB'000)	Received remuneration from shareholders' companies or other associates (yes or no)
Shen Chang Quan	Chairman	M	58	From May 2003 to 2006	0	0	0	yes
Xie Jia Quan	Executive Director, General Manager	M	55	From June 2004 to 2007	0	0	310	no
Sun Hong Ning	Non-executive Director	M	45	From May 2003 to 2006	0	0	0	yes

Name	Position	Gender	Age	Term of office	Shareholding at beginning of the year	Shareholding at end of the year	Total remuneration received from the Company during the reporting period (RMB'000)	Received remuneration from shareholders' companies or other associates (yes or no)
Chen Xiang Hui	Non-executive Director	M	43	From May 2003 to 2006	0	0	0	yes
Zhang Wen Sheng	Non-executive Director	M	59	From May 2003 to 2006	0	0	0	yes
Fan Yu Shu	Non-executive Director	F	54	From May 2003 to 2006	0	0	0	yes
Cui Xiao Long	Non-executive Director	M	45	From May 2003 to 2006	0	0	0	yes
Chang Yung Tsung	Independent Non-executive Director	F	74	From May 2003 to 2006	0	0	105	no
Fang Keng	Independent Non-executive Director	M	68	From May 2003 to 2006	0	0	105	no
Yang Xiong Sheng	Independent Non-executive Director	M	46	From May 2003 to 2006	0	0	40	no
Fan Chong Lai	Independent Non-executive Director	M	44	From May 2005 to 2008	0	0	20	no
Zhou Jian Qiang	Chairman of the Supervisory Committee	M	53	From May 2003 to 2006	0	0	0	yes
Zhang Cheng Yu	Supervisor	M	55	From May 2003 to 2006	0	0	0	yes
Ma Ning	Supervisor	F	49	From May 2003 to 2006	0	0	0	yes
Wu Yu Jun	Supervisor representing staff	M	43	From May 2003 to 2006	0	0	172	no
Shang Hong	Supervisor representing staff	F	43	From July 2004 to 2007	0	0	172	no
Wu Zan Ping	Deputy General Manager	M	42	From December 2003 to December 2006	0	0	248	no
Qian Yong Xiang	Deputy General Manager	M	42	From January 2004 to January 2007	0	0	217	no
Liu Wei	Financial Controller	F	50	From December 2003 to December 2006	0	0	198	no
Yao Yong Jia	Secretary to the Board	M	42	From December 2003 to December 2006	0	0	171	no
Lee Wai Fun, Betty	Company Secretary (Hong Kong)	F	45	From June 2005 to May 2006	0	0	0	no
Total	—	—	—	—	0	0	1,902	—

6. REPORTS OF THE DIRECTORS

6.1 Management discussion and analysis

In 2005, a positive macro-economic scene and the industry's development trends have continued to bring a favorable external environment for the Company's business operations. However, the Group was still affected by the construction of the expansion project of Shanghai-Nanjing Expressway and the full implementation of traffic diversions for trucks, as well as vehicle re-classification and revision of toll charging standards implemented for toll highways across the Province effecitve January 2005. Despite improved road capacity following the operation of the southbound 4-lane road on Shanghai-Nanjing Expressway from 1st July and the operation of the 8-lane road section between Nanjing and Henglin Interchange (in Changzhou) from 1st October, the expressway still suffered from a slow rebound in traffic volume, partly due to traffic control measures such as on speed limit. As a result, the Group's operating results for the year were still a decline.

In 2005, the Group realized an operating revenue (operating revenue including revenue and other income) of RMB2,232,679,000, a decrease of 28.09% over the corresponding period of the previous year under PRC Accounting Standards. The Group's net profit under the PRC Accounting Standards was approximately RMB696,456,000 and earnings per share was approximately RMB0.138, a decrease of approximately 15.76% over the corresponding period of the previous year. Net profit under HKGAAP was approximately RMB668,028,000 and earnings per share was approximately RMB0.133, a decrease of approximately 31.79% over the corresponding period of the previous year. Although the adverse impact of the expansion project was reflected on the Group's business and operating results during the year, the Group was able to meet its annual operating targets through the management's efforts in strengthening the collection of tolls and controlling costs in a scientific manner.

1. Operating activities of road and bridge assets

During the reporting period, the Group's core business — the road and bridge operations - achieved a toll revenue of approximately RMB1,965,416,000, representing approximately 88.03% of the total operating revenue, down approximately 27.48% over the corresponding period of the previous year. Given the relatively concentrated distribution of the Group's road and bridge assets, most of these assets were not in normal operation due to the expansion project of Shanghai-Nanjing Expressway and the traffic diversion measures for trucks.

Comparisons of average daily traffic volumes and toll revenues:

Road/Bridge	Average daily traffic volume (vehicle/day) 2005	2004	Change %	Average daily toll revenue (RMB '000/day) 2005	2004	Change %
Shanghai-Nanjing Expressway	21,688	28,414	(23.67)	2,960.6	4,968.3	(40.41)
Shanghai-Nanjing Section of G312	42,871	42,341	1.25	843.9	795.6	6.08
Nanjing Section of Nanjing-Lianyungang Highway	12,043	11,009	9.39	221.1	188.3	17.44
Guangjing Expressway	32,806	29,707	10.43	639.2	614.4	4.04
Xicheng Expressway	25,041	25,209	(0.67)	719.9	858.2	(16.11)
Jiangyin Yangtze Bridge	34,155	31,273	9.22	2,103.9	1,989.4	5.76
Sujiahang Expressway	17,005	17,871	(4.84)	1,552.5	1,582.1	(1.87)

(1) **Shanghai-Nanjing Expressway**

The expansion project of Shanghai-Nanjing Expressway was at its last phase in 2005, with road surface works and the opening to traffic proceeding by phase in an orderly manner. On 1st July, the whole southbound four-lane road commenced operation, offering the whole journey four-lane travel at the minimum. On 1st October, the 8-lane section covering approximately 132 km from Nanjing to Henglin Interchange in Changzhou was opened to traffic and to trucks. The whole eight-lane main road of Shanghai-Nanjing Expressway was completed at the end of 2005 and opened to trucks from 1st January 2006. Except for the Yangchenghu service area, all other service areas along the expressway have already resumed operation, while other traffic projects and ancillary facilities proceeded speedily to meet the needs following the resumption of normal road operation. The whole project was completed more than one year ahead of schedule.

During the reporting period, approximately RMB3,077 million was invested in the expansion project of Shanghai-Nanjing Expressway. As at 31st December 2005, an aggregate of approximately RMB7,451 million was invested in the project.

Due to the expansion project, traffic diversion measures for trucks were implemented for the entire Shanghai-Nanjing Expressway for the whole year of 2005. As a result, average daily traffic volume and average daily toll revenue dropped further by approximately 23.67% and 40.41%, respectively, over the corresponding period of the previous year. Total toll revenue from this expressway decreased by 10 percentage points from approximately 58.4% of the Group's total revenue in 2004 to approximately 48.4%, directly leading to a fall in the Company's results. After the section from Nanjing to Henglin in Changzhou was opened to trucks on 1st October, traffic volume began to pick up gradually, as evidenced by an average daily traffic volume of 25,362 vehicles and an average daily toll revenue of RMB3,773,000 recorded from October to December 2005, up 24.02% and 37.49% respectively over the months from January to September 2005.

(2) **Shanghai-Nanjing Section of G312 (former Jiangsu Section of Shanghai-Nanjing Class 2 Highway)**

The whole widening project of the Shanghai-Nanjing Section of G312 was completed and opened to traffic in December 2005. The reconstructed section covers 282 km and is a two-way, four-lane Class 1 highway. The Company acquired the toll operating right for another twelve years for RMB2,700 million.

During the reporting period, RMB850 million transfer fee was paid to the Highway Bureau pursuant to a contract on the transfer of the operating right. As at the end of the reporting period, an aggregate of RMB2,600 million transfer fee had been paid.

In 2005, the Shanghai-Nanjing Section of G312 continued to play a major role in receiving the diverted traffic from Shanghai-Nanjing Expressway, with its traffic volume continuing to increase over the same period of the previous year. The average daily traffic volume was 42,871 vehicles, up approximately 1.25% over the corresponding period of the previous year, while the average daily toll revenue amounted to RMB843,900, up approximately 6.08% over the corresponding period of the previous year. There was a remarkable decline in the rates of growth in traffic volume and revenue over the corresponding period of the previous year due to both its own widening project and traffic diversions following the operation of Yanjiang Expressway.

(3) **Nanjing Section of Nanjing-Lianyungang Highway**

During the reporting period, the Nanjing Section of Nanjing-Lianyungang Highway operated smoothly with satisfactory performance, recording an average daily traffic volume of 12,043 vehicles, up approximately 9.39% over the corresponding period of the previous year, and an average daily toll revenue of RMB221,100, up approximately 17.44% over the corresponding period of the previous year.

(4) **Other Road and Bridge Assets**

The Company owns, or has an equity investment in, other road and bridge assets which are Guangjing Expressway, Xicheng Expressway, Sujianghang Expressway and Jiangyin Yangtze Bridge, which are either located along Shanghai-Nanjing Expressway or longitudinally connected to the expressway forming a network therewith. Traffic volume on each of these expressways was affected to varying degrees due to the radiation effect of the expansion project of Shanghai-Nanjing Expressway and associated substantial truck diversions during the year.

Among these expressways, Xicheng Expressway and Sujianghang Expressway, directly connected to Shanghai-Nanjing Expressway, were significantly hit as their average daily traffic volumes dropped by approximately 0.67% and 4.84%, respectively, during the reporting period over the corresponding period of the previous year. Guangjing Expressway and Jiangyin Yangtze Bridge were hit slightly, with traffic volumes continuing to grow approximately 10.43% and 9.22% respectively, though the growth rates were obviously lower than those for the corresponding period of the previous year.

The adverse impact of the expansion project has vanished completely since the operation of the eight lanes on Shanghai-Nanjing Expressway on 1st January 2006, as the highways within the network have begun to resume normal operation gradually. It is believed that satisfactory performance will be expected in 2006.

2. **Ancillary Services**

The Group's ancillary services comprise mainly refueling, catering, accommodation, automobile repairs and commodity retailing in various service areas along Shanghai-Nanjing Expressway.

These service areas have been basically closed or semi-closed since August 2004 due to demolition, reconstruction or expansion works, thus substantially cutting down their business scope. Except the sale of petroleum products, all other operating activities remained basically suspended, resulting in a notable decline in operating revenues. During the reporting period, revenues from ancillary services amounted to approximately RMB229,320,000, down 34.49% over the corresponding period of the previous year. Losses amounted to RMB41,392,000.

In the second half of 2005, the service areas along the expressway began to resume operation upon completion of reconstruction and expansion works. All service areas have commenced normal operation to date, except for the Yangchenghu service area.

3. **Subsidiaries and Associates**

As at 31st December 2005, the subsidiaries and associates of the Company were as follows:

Names of subsidiaries and associates	**Attributable equity interests**	**Registered capital** *(RMB'000)*	**Asset size** *(RMB'000)*	**Net profit** *(RMB'000)*	**Principal operations**
Jiangsu Sundian Engineering Co., Ltd	95.5%	35,000	70,991	1,531	Special repairs and maintenance of roads and bridges (including expressways), works on road surfaces and traffic safety facilities, and so forth
Jiangsu Ninghu Investment Development Co., Ltd.	95%	100,000	113,796	2,227	Investments in various infrastructures, industrial concerns and industries
Jiangsu Guangjing Xicheng Expressway Guangjing Co., Ltd	85%	850,000	2,780,108	218,286	Construction, management, maintenance and toll collection of Guangjing Xicheng Expressway and related supplies storage, passenger and cargo transport and automobile repairs

Names of subsidiaries and associates	Attributable equity interests	Registered capital *(RMB'000)*	Asset size *(RMB'000)*	Net profit *(RMB'000)*	Principal operations
China Transportation HEAD New Technology (Shanghai) Co., Ltd.	35.71%	21,000	21,482	609	Development of software on engineering design and construction management, management of highway resources and intelligent traffic consultancy on GIS /GPS applications
Suzhou Sujiahang Expressway Co., Ltd	33.33%	1,578,600	4,992,797	84,025	Construction, maintenance management and toll collection of the Jiangsu Section of Sujiahang Expressway and related businesses along the highway
Jiangsu Kuailu Bus Transportation Stock Co., Ltd.	33.2%	150,300	260,012	14,969	Road transportation, automobile repairs and sales of automobiles (excluding sedan cars) and spare parts
Jiangsu Yangtze Bridge Co., Ltd	26.66%	2,137,248	3,452,861	356,151	Mainly engaged in the construction, maintenance management and operation of Jiangyin Yangtze Bridge and other transportation infrastructures

4. Analysis of operating results and financial status (under HKGAAP)

(1) Analysis of operating results

Item	2005 *(RMB'000)*	2004 *(RMB'000)* *(Restated)*	Change %
Revenue	2,110,981	2,951,996	(28.49)
Other income	31,891	22,328	42.83
Share of results of associates	135,995	130,601	(4.13)
Financial costs	(168,334)	(132,534)	27.01
Taxation	(289,726)	(441,729)	(34.41)
Profit attributable to minority interests	(32,854)	(40,118)	(18.11)
Profit attributable to equity holders of the Company	668,028	979,391	(31.79)
Reserves	8,170,069	8,229,659	(0.72)
Earnings per share (RMB)	0.133	0.194	(31.79)
Dividend per share (RMB)	0.145	0.145	—

— During the reporting period, the decrease in income from principal operations was mainly attributable to a decrease in toll revenue from Shanghai-Nanjing Expressway, revenue from the ancillary services along the expressway and toll revenue from Xicheng Expressway. Of these revenues, toll revenue from Shanghai-Nanjing Expressway decreased by RMB732,798,000, representing 84.68% of the

total decrease in revenue from principal operations; revenue from the ancillary services along the expressway decreased by RMB 92,337,000, representing 10.67% of the total decrease in revenue from principal operations; and toll revenue from Xicheng Expressway decreased by RMB50,490,000, representing 5.83% of the total decrease in income from principal operations.

— During the reporting period, profit from principal operations decreased as a result of decrease in income from principal operations. However, the rate of decrease in profit from principal operations was higher than that in revenue due to the expenses on relatively fixed items such as staff costs, public service costs of service areas and start-up costs for some service areas.

— During the reporting period, the increase in financial costs was mainly attributable to the costs of financing from external resources in order to meet capital commitments. Of these costs, interests on borrowings amounted to approximately RMB126,567,000, interests on short-term commercial papers amounted to RMB25,626,000 and underwriting and handling charges for short-term commercial papers amounted to approximately RMB16,140,000.

— During the reporting period, the decrease in income tax was mainly attributable to a reduced tax base due to the decline in operating results. Moreover, the Company received a reply from the tax authorities in 2005 approving that the losses from assets write-off for 2004 could be accounted for before tax, and as a result a relevant income tax amount of approximately RMB76,978,000 offset the amount of income tax for the reporting period.

(2) **The Group's capital structure**

Item	**As at 31st December 2005**		**As at 31st December 2004**	
	(RMB'000)	%	*(RMB'000) (Restated)*	%
Current liabilities	7,233,688	28.04	2,481,286	12.90
Long-term liabilities	4,939,990	19.15	3,077,864	16.00
Liabilities at fixed interest rates	9,308,659	36.08	5,034,677	26.17
Liabilities at floating interest rates	—	—	—	—
Interest-free liabilities	2,865,019	11.11	524,473	2.73
Shareholders' equity	13,207,817	51.19	13,267,407	68.95
Minority Interests	416,908	1.62	413,464	2.15
Total Assets	25,798,403	100.00	19,240,021	100.00
Gearing ratio	—	36.08	—	26.17

Gearing ratio: Liabilities with fixed interest rate/total assets

— During the reporting period, there were substantial changes in the Company's capital structure and total liabilities ratio over the corresponding period of the

previous year, reflected by a decrease in the percentage of equity-based capital and an increase in liability-based capital. This is due to the fact that in order to meet capital commitments, a substantial amount of debt capital was secured from external resources.

(3) Asset liquidity and financial resources

The Group is principally engaged in the operation of toll roads and bridges. The operating activities relating to day-to-day toll business provide a substantial amount of steady cash inflows, with which the Group has a strong payment capacity. Despite the Company's great demand for capital expenditures in recent years, this did not have a remarkable impact on the Company's asset liquidity as most of the project investments and distribution of dividends to shareholders were funded by bank loans or other financing activities. In 2005, cash inflows from the Group's operating activities amounted to approximately RMB2,294,594,000; net cash inflows from operating activities amounted to approximately RMB1,285,000,000; and monetary capital at book value amounted to approximately RMB1,074,058,000. Accordingly, the management believes that the Group does not have any cash liquidity problem.

Cash and cash equivalents and loans are indicated in the table below:

Item	**As at 31st December 2005 The Group** *(RMB'000)*	**As at 31st December 2004 The Group** *(RMB'000)*
Cash and cash equivalents		
Cash on hands	192	318
Bank deposits	1,073,866	524,456
Short-term investments	—	—
Total:	1,074,058	524,774
Loans		
Short-term bank loans	450,000	1,950,000
Short-term bonds	3,912,026	—
Long-term loans due within one year	6,643	6,813
Long-term bank loans	4,939,990	3,077,863
Total	9,308,659	5,034,676

(4) Financing activities and financial costs

The Group's capital expenditures were financed mainly by Renminbi loans from commercial banks in China. Despite the macro-economic measures enforced by the Chinese Government, investments are encouraged in the highway sector and supported substantially by banks on the capital market. With its steady cash flows, sound credit track records and reputation in the sector, the Company is also entitled to the prime rates under the interest rate policy of the People's Bank of China. Taking into account its repayment capacity and financial costs, the Company has undertaken a loan portfolio that comprises short-term, medium-term and long-term loans. In 2005, the Group's

loans increased by RMB361,956,000, of which short-term loans decreased by RMB1,500,000,000 and long-term loans (including amount due within one year) increased by RMB1,861,956,000. Short-term commercial papers increased by RMB3,912,026,000. Financial costs incurred for the current year amounted to approximately RMB162,389.000 while capitalized interest expenses amounted to approximately RMB253,959,000.

Pursuant to a resolution made at the 12th meeting of the fourth session of the Board of the Company, an application was submitted to the People's Bank of China during the reporting period for the issue of short-term commercial papers with an aggregate amount of not exceeding RMB4,000 million, and an approval was granted by the People's Bank of China on 7th September. An extraordinary general meeting was held on 9th September, at which the matter was considered and approved. Upon completion of relevant offering procedures, short-term commercial papers with an aggregate amount of RMB4,000 million were issued to inter-bank institutional investors in two batches on 23rd September and 7th November respectively. The offering interest rate was 2.923% and the handling charge rate was 0.4%. Proceeds from the issue will be mainly applied to the expansion project of Shanghai-Nanjing Expressway and repayment of short-term bank loans.

(5) **Major sources and applications of cash**

Unit: RMB'000

	2005	**2004**
Net cash flows from operating activities	1,285,000	1,675,403
Net cash flows from investing activities	(3,850,340)	(5,373,358)
Net cash flows from financing activities	3,114,623	2,685,701
Net increase in cash and cash equivalents	549,283	(1,012,254)

— The decrease in net cash flows from operating activities was mainly attributable to the decrease in toll revenue from the Jiangsu Section of Shanghai-Nanjing Expressway, a core asset of the Company.

— Net cash flows from investing activities and net cash flows from financing activities were affected by the two capital commitments in relation to the expansion project of the Jiangsu Section of Shanghai-Nanjing Expressway and the acquisition of the operating right of the Shanghai-Nanjing Section of G312.

(6) **Capital expenditures**

In 2005, the Group's planned capital expenditures amounted to approximately RMB4,002,529,000. The main composition of capital expenditures is as follows:

Capital Expenditure	**Unit: RMB'000**
Expansion of Shanghai-Nanjing Expressway	3,077,213
Acquisition of operating right of Nanjing-Shanghai Class 2 Highway	850,000
Purchase of fixed assets	74,316
Others	1,000
Total	4,002,529

(7) **Tax policy**

Enterprise income tax was paid in full at a statutory tax rate of 33%. In 2005, income tax expenses aggregated approximately RMB215,126,000. Business tax for toll revenue from expressways was charged at 5% from 1st January 2005 to 31st May 2005 and at 3% from 1st June 2005 to 31st December 2005.

(8) **Reserves**

Unit: RMB'000

	Share capital	**Share premium**	**Statutory surplus reserve fund**	**Statutory public welfare fund**	**Undistributed profit**	**Total**
At 1st January 2004 as restated	5,037,748	5,730,454	510,920	255,461	1,483,906	13,018,489
Profit for the year and total income recognised	—	—	—	—	979,391	979,391
Appropriations	—	—	106,108	53,054	(159,162)	—
Dividends	—	—	—	—	(730,473)	(730,473)
At 31st December 2004	5,037,748	5,730,454	617,028	308,515	1,573,662	13,267,407
Effects of changes in accounting policies	—	—	—	—	2,855	2,855

Unit: RMB'000

	Share capital	Share premium	Statutory surplus reserve fund	Statutory public welfare fund	Undistributed profit	Total
At 1st January 2005 as restated	5,037,748	5,730,454	617,028	308,515	1,576,517	13,270,262
Profit for the year	—	—	—	—	668,028	668,028
Appropriations	—	—	88,591	44,296	(132,887)	—
Dividends	—	—	—	—	(730,473)	(730,473)
31st December 2005	5,037,748	5,730,454	705,619	352,811	1,381,185	13,207,817

The above capital accounts are owned by individual companies which form the Group.

None of the above statutory reserves may be used for purposes other than their intended purposes nor for distribution as cash dividends.

(9) **Contingent liabilities**

As at 31st December 2005, the Company did not have any contingent liabilities.

(10) **Foreign exchange risks**

The Group operates its businesses principally in China. No major foreign exchange risks are involved as revenues from operations and capital expenditures are settled in Renminbi, except dividend payments for H shares. A loan of US$9,800,000 was secured from the Spanish Government in 1998. As at 31st December 2005, the balance of the loan was RMB46,633,000 after conversion from US dollars, against which no foreign exchange hedge was made. Fluctuations in the exchange rates do not have a material impact on the Company's results.

(11) **Trust deposits**

As at 31st December 2005, the Company did not have any trust deposits with any financial institutions in China or any term deposits which were irrecoverable upon their maturity.

(12) **Trust loans**

In December 2004, the Company secured a loan of RMB200,000,000 from its subsidiary Jiangsu Guangjing Xicheng Expressway Co., Ltd. by way of a trust loan for a term from 27th December 2004 to 26th December 2005 at an annual interest rate of 5.022%. The loan was settled during the reporting period. The Company does not have any trust loans at present.

6.2 **Segmental/product analysis of principal operations**

Unit: RMB'000

By segment or by product	Income from principal operations	Cost of sales	Gross profit margin (%)	Year-on-year change in income from principal operations (%)	Year-on-year change in cost of sales (%)	Year-on-year change in gross profit margin (percentage point)
Toll roads	1,965,416	653,966	66.73	(27.48)	(7.67)	(9.65)
of which: Shanghai-Nanjing Expressway	1,080,621	342,962	68.26	(40.41)	(15.73)	(11.99)
Shanghai-Nanjing Section of G312	308,036	128,648	58.24	6.08	(15.34)	22.17
Guangjing Xicheng Expressway	496,064	148,474	70.07	(7.71)	25.29	(10.10)
Nanjing Section of Nanjing-Lianyuangang Highway	80,695	33,822	58.01	17.44	9.89	5.22
Ancillary services	229,320	270,712	(18.05)	(34.49)	(23.52)	—

6.3 **Analysis of principal operations by geographical location**

Unit: RMB'000

Region	Income from principal operations	Year-on-year change in income from principal operations (%)
Toll roads in Jiangsu Province	2,194,736	(28.28)

6.4 **Application of the use of proceeds from subscription**

☐ Applicable ☑ Not applicable

Change in projects

☐ Applicable ☑ Not applicable

6.5 **Major investments made out of funds other than proceeds from subscription**

☑ Applicable ☐ Not applicable

Unit: RMB'000 million

Project	Amount	Progress	Profit
8-lane expansion project of Shanghai-Nanjing Expressway	105.4	During the reporting period, the Shanghai-Nanjing Expressway expansion project had completed an investment in the project works of RMB3,077 million. As at 31st December 2005, the aggregate investment in the project works amounted to RMB7,451 million.	During the reporting period, no profit generated as the project was under construction.
Acquisition of the new operating right of Nanjing-Shanghai section of G312	27	During the reporting period, the Company paid the transfer fee amounting to RMB850 million to the Highway Bureau pursuant to the operating right transfer agreement. At the end of the reporting period, the Company paid an aggregate of RMB2,600 million to the Highway Bureau	No profit generated as the project is under construction
Total	132.4	—	—

6.6 **Management's explanation on the "disclaimer of opinion" in the auditors' report for the year**

☐ Applicable ☑ Not applicable

6.7 **The Board's proposal on the profit distribution or transfer of capital reserve fund**

Pursuant to relevant provisions of the Ministry of Finance and the articles of association of the Company, in the event that the profit of the Company calculated in accordance with the PRC Accounting Standards is different from that as calculated in accordance with HKGAAP, the lower will be adopted. Based on the total share capital of the Company of 5,037,747,500 shares, the Board proposes to pay a final dividend of RMB1.45 (tax inclusive) for every ten shares to all shareholders.

The aforesaid profit distribution scheme proposed by the Board will be submitted for consideration and approval at the 2005 annual general meeting. The date and procedures for the payment of final dividends will be announced separately.

The Company's profit for the reporting period, with no profit distribution scheme proposed

☐ Applicable ☑ Not applicable

7. SIGNIFICANT MATTERS

7.1 Assets acquisition

☐ Applicable ☑ Not applicable

7.2 Disposal of assets

☑ Applicable ☐ Not applicable

On 19th August 2005, the 13th meeting of the fourth session of the Board approved the transfer of the Company's 35.71% equity interest in China HEAD.

In June 2002, the Company invested RMB7.50 million in China HEAD holding 35.71% equity interest. During the early set-up stage, the company underwent business transformation and market development, and so a considerable amount of resources have been ploughed in but return has been minimal. As a result, the operating results recorded losses for three consecutive years. In view of severe market competition and considerable future uncertainties in the IT industry as well as the Company's development strategy to focus on its core business and to minimize diversified operations, the Board has decided to transfer all its equity interest in China HEAD.

In accordance with the valuation made by Jiangsu Zhongtian Assets Appraisal Office Co., Ltd., the market value of China HEAD amounted to approximately RMB14.030 million as at the valuation date. The Company's equity interest in China HEAD amounted to approximately RMB5.0104 million. On 17th November 2005, the Company posted the transfer on Jiangsu Asset Trading Centre in accordance with the valuation amount. While no transferee accepted the offer since then, the Company adjusted the listing price on 16th January 2006 and 25th March 2006 respectively. At present, the transfer price has been set at approximately RMB4.0584 million.

7.3 Material guarantees

☐ Applicable ☑ Not applicable

7.4 Major Connected Transaction

7.4.1 Connected transactions in respect of daily operations

☑ Applicable ☐ Not applicable

On 22nd April 2005, the Company and Guangjing Xicheng entered into maintenance contracts with Jiangsu Sundian in respect of the repair and maintenance service of the Jiangsu Section of Shanghai-Nanjing Expressway, Guangjing Expressway and Xicheng Expressway, for a term commencing on 1st May 2005 and terminating on 31st December 2005 and the maximum contractual maintenance service fees were estimated at no more than RMB25 million and RMB25 million, respectively.

The actual amounts of the two repair and maintenance service contracts entered into between the Company and Guangjing Xicheng as well as Jiangsu Sundian were RMB17,329,000 and RMB24,981,000, respectively during the reporting period.

7.4.2 **Connected debts and liabilities**

Unit: RMB'000

☑ Applicable ☐ Not applicable

Connected party	**Capital provided to connected party**		**Capital provided by connected party to listed company**	
	Amount	Remaining amount	Amount	Remaining amount
Jiangsu Guangjing Xicheng Expressway Co., Ltd.	0	0	200,000	200,000

7.5 Entrusted fund management

☐ Applicable ☑ Not applicable

7.6 Implementation of undertakings

☑ Applicable ☐ Not applicable

The Board of the Company has made an undertaking in respect of the profit distribution scheme for 2005 that one cash dividend distribution will be made for the year at a ratio of no less than 50% of the net profit of the year. The profit distribution scheme for 2005 was in full compliance. Details of the distribution plan was set out in the section headed "Profit Distribution Scheme" in the Report of the Directors.

7.7 Material litigation or arbitration

☐ Applicable ☑ Not applicable

7.8 Other significant matters

(i) Revision of toll charging standards

Pursuant to the "Publication of the Notice of Opinion on Lowering Toll Charging Standards" (《印發關於降低車輛通行費收費標準的意見的通知》) by the Ministry of Communications and the State Development and Reform Committee, "Issue of the Notice Regarding the Tolls of the Transportation Industry's Standard Toll Roads for

Various Categories of Vehicles" (《關於發佈交通行業標準收費公路車輛通行費車型分類的通知》) by the Ministry of Communications and "Notice Regarding the Policy for Charging Tolls on Highways Across the Province" (《關於調整全省公路車輛通行費徵收政策的通知》) by the Jiangsu Provincial Government, the highway toll standards for various highways and bridges operated by the Company or in which the Company has a controlling stake or an equity investment were revised from 10th January 2005, and the highway toll standards for open toll highways were revised from 20th January 2005.

Vehicle categories were changed from six to five after the revisions had become effective. Vehicle classification standards were also revised. Toll charging standards were revised on the basis of the toll-by-weight standards for trucks effective from 28th December 2003 and the charging standards for passenger vehicles effective from 1st January 2004. The decrease in the revised toll rates for heavy vehicles had a slight adverse impact on the Company's toll revenue.

(ii) **Revision of business tax rate**

Pursuant to the "Notice of Business Tax Policy for Toll Revenues of Highway Operators" (《關於公路經營企業車輛通行費收入營業稅政策的通知》) by the Ministry of Finance and the State Administration of Taxation, the business tax rate for toll revenues from the highways owned by the Group was reduced from 5% to 3% as of 1st June 2005.

(iii) **Remuneration of auditors**

At the 2004 annual general meeting, it was approved that Deloitte Touche Tohmatsu Certified Public Accountants Co., Ltd. And Deloitte Touche Tohmatsu would continue to be appointed as the domestic and international auditors of the Company for 2005. In view of more projects for auditing and increased work load during 2005, the auditing fee for the year has been increased to RMB1.3 million. The Company has not paid any fees other than the above-mentioned or any charges that might have affected the auditors' independence.

The two auditors have been providing auditing service to the Company for three consecutive years since 2003.

(iv) **Purchase, sale and redemption of shares**

As at 31st December 2005, the Company and its subsidiaries did not purchase, sell or redeem any of the shares of the Company.

(v) **Pre-emption rights**

Pursuant to the laws of the PRC and the Company's articles of association, the Company does not make any offer for allotment of new shares to the existing shareholders of the Company according to their shareholding percentages under any pre-emptive rights.

(vi) **Public float**

As at 31st December 2005 and 7th April 2005 (the latest practicable date of this disclosure), the Company complied with the 25% public float requirement under the Hong Kong Listing Rules.

(vii) **Audit Committee**

The Company has established an audit committee comprising three members, of whom two are independent directors, and the remaining one is an independent director holding relevant professional qualifications and professional financial management experience. Mr. Yang Xiong Sheng is chairman of the committee. The audit committee has reviewed the Company's annual financial statements for the year 2005.

(viii) **Independent non-executive director**

The four independent non-executive directors of the Company are Chang Yung Tsung, Fang Keng, Hong Yin Xing and Yang Xiong Sheng, representing more than one-third of the members of the Board and including one independent director holding relevant professional qualification and professional financial management experience. Mr. Hong Yin Xing tendered his resignation in March 2005 because of his appointment as a State civil servant. The Company has elected Mr. Fan Chong Lai at the general meeting as a successor.

(ix) **Model Code for Securities Transactions by Directors**

Upon specific enquiries to all of the directors and supervisors of the Company, the directors and supervisors of the Company have complied with the provisions on securities transactions under the Model Code for Securities Transactions by Directors of Listed Issuers in Appendix 10 of the Hong Kong Listing Rules. During the reporting period, the Company has formulated the "Model Code for Securities Transactions by Directors, Supervisors, Senior Management and the relevant employees" to govern the relevant people to comply with the code when conducting securities transactions.

(x) **The Code on Corporate Governance Practices**

The Code on Corporate governance Practices (the "Code") as set out in Appendix 14 of the Hong Kong Listing Rules came into effect since 1st January 2005. The Board reviewed the daily governance of the Company in accordance with the relevant provisions in the Code during the reporting period and considers that, from 1st January 2005 to the date before the publication of this announcement, the Company regulated its operation and stringently governed in accordance with the relevant provisions of the Code, and strived to achieve the various recommended best practices, except deviations of certain provisions which are mainly related to the rotation of directors and the determination of remuneration policies for

executive directors. The Board is adopting active measures to improve and comply with the relevant provisions. For details, refer to the full text of the "Corporate Governance Report" set out in the annual report.

8. SUPERVISORY REPORT

The Supervisory Committee considers that the Company has operated in compliance with the law, and that the Company's financial conditions, acquisitions, disposal of assets and connected transactions have not presented any problem.

9. FINANCIAL STATEMENTS (PREPARED IN ACCORDANCE WITH PRC ACCOUNTING STANDARDS)

9.1 Auditing opinion

The financial statements for the reporting period have been audited. Certified auditors have signed the financial statements with an unqualified audit opinion issued.

9.2 Financial statements

Balance Sheet

Unit: RMB

Item	Consolidated		The Company	
	31st December 2005	31st December 2004	31st December 2005	31st December 2004
Current Assets:				
Bank balances and cash	1,074,057,577	524,774,481	627,127,116	382,704,360
Interest receivable	—	405,440	—	211,040
Bills receivable	21,957,998	15,843,717	2,572,754	3,019,974
Accounts receivables	26,393,164	39,031,352	27,166,610	37,451,190
Prepayments	5,513,324	20,422,888	1,226,510	9,172,797
Inventories	9,100,259	6,408,573	4,955,745	3,465,281
Long-term debt investment due within one year	—	15,000,000	—	—
Total current assets	1,137,022,322	621,886,451	663,048,735	436,024,642
Long-term investment:				
Long-term equity investment	1,564,935,055	1,568,230,714	3,922,700,387	3,900,206,541
Total long-term investment	1,564,935,055	1,568,230,714	3,922,700,387	3,900,206,541

Unit: RMB

Item	Consolidated		The Company	
	31st December 2005	31st December 2004	31st December 2005	31st December 2004
Fixed assets:				
Fixed assets at cost	24,806,073,164	12,864,447,028	22,139,888,942	10,210,093,783
Less: Accumulated depreciation	2,754,561,373	2,325,063,294	2,386,351,869	2,045,636,098
Net fixed assets	22,051,511,791	10,539,383,734	19,753,537,073	8,164,457,685
Less: Impairment	—	—	—	—
Fixed assets — net book value	22,051,511,791	10,539,383,734	19,753,537,073	8,164,457,685
Construction materials	—	114,037,781	—	114,037,781
Construction in progress	1,121,070,277	4,630,430,383	1,080,095,013	4,615,718,503
Total fixed assets	23,172,582,068	15,283,851,898	20,833,632,086	12,894,213,969
Intangible assets and other assets:				
Intangible assets	1,347,896,268	1,412,599,448	1,337,343,378	1,401,826,706
Long-term deferred expenses	710,834	2,132,501	—	—
Other long-term assets	—	1,750,000,000	—	1,750,000,000
Total intangible assets and other assets	1,348,607,102	3,164,731,949	1,337,343,378	3,151,826,706
Total assets	27,223,146,547	20,638,701,012	26,756,724,586	20,382,271,858
Liabilities and shareholders' equity				
Current liabilities:				
Short-term borrowings	450,000,000	1,950,000,000	450,000,000	2,150,000,000
Short-term bond	3,912,026,301	—	3,912,026,301	—
Accounts payable	2,564,323,786	303,413,526	2,553,855,408	296,441,924
Advances from customers	309,324	3,769,626	54,751	1,341,111
Salaries and wages payable	14,432,342	13,549,342	10,359,342	10,359,342
Welfare payable	23,602,330	19,905,504	18,242,858	14,700,093
Dividend payable	24,206,102	9,709,367	24,206,102	9,709,367
Taxes payable	32,029,557	66,614,310	18,184,088	54,289,060
Other payables	206,116,215	107,513,784	187,372,654	91,705,407
Long-term loans due within one year	6,643,274	6,813,262	6,643,274	6,813,262
Total current liabilities	7,233,689,231	2,481,288,721	7,180,944,778	2,635,359,566
Long-term liabilities:				
Long-term loans	4,939,989,620	3,077,863,348	4,939,989,620	3,077,863,348
Total long-term liabilities	4,939,989,620	3,077,863,348	4,939,989,620	3,077,863,348

Unit: RMB

Item	Consolidated		The Company	
	31st December 2005	31st December 2004	31st December 2005	31st December 2004
Total liabilities	12,173,678,851	5,559,152,069	12,120,934,398	5,713,222,914
Minority interests	416,907,787	413,463,934	—	—
Shareholders' equity				
Share capitals	5,037,747,500	5,037,747,500	5,037,747,500	5,037,747,500
Capital reserves	7,488,686,684	7,488,194,416	7,488,686,684	7,488,194,416
Surplus reserves	1,058,431,299	925,544,505	934,738,556	830,230,202
Including: statutory public welfare fund	352,810,432	308,514,834	311,579,519	276,743,401
Unappropriated profits	317,221,038	484,125,200	444,144,060	582,403,438
Post balance sheet date distributable cash dividend	730,473,388	730,473,388	730,473,388	730,473,388
Total shareholders' equity	14,632,559,909	14,666,085,009	14,635,790,188	14,669,048,944
Total liabilities and shareholders' equity	27,223,146,547	20,638,701,012	26,756,724,586	20,382,271,858

Income and Appropriation Statement

Unit: RMB

Item	Consolidated		The Company	
	Year ended 31st December 2005	Year ended 31st December 2004	Year ended 31st December 2005	Year ended 31st December 2004
Revenue	2,194,735,786	3,060,081,264	1,659,659,343	2,455,154,969
Less: Cost of sales	924,677,713	1,062,214,459	729,736,201	895,745,631
Sales tax	89,831,567	150,516,583	68,898,475	120,685,879
Gross profit	1,180,226,506	1,847,350,222	861,024,667	1,438,723,459
Add: Other operating profit (loss)	6,966,518	(4,218,541)	—	—
Less: Operating expenses	—	589,539	—	—
General and administrative expenses	195,565,999	192,421,110	175,413,761	167,610,924
Financial costs	162,388,580	122,203,877	173,964,234	126,605,099
Profit from operations	829,238,445	1,527,917,155	511,646,672	1,144,507,436
Add: Investment income	128,945,325	131,253,520	305,075,958	357,175,485
Subsidy income	800,000	—	—	—
Non-operating income	13,741,127	9,885,754	11,797,315	8,455,633
Less: Non-operating expenses	28,288,593	278,852,435	24,165,031	274,485,541
Profit before tax	944,436,304	1,390,203,994	804,354,914	1,235,653,013
Less: Income tax	215,126,084	523,953,745	107,632,550	399,914,792
Minority interests	32,854,200	40,118,300	—	—
Add: Unrealized loss on investment	—	593,026	—	—
Net profit	696,456,020	826,724,975	696,722,364	835,738,221
Add: Retained earnings at beginning of the year	484,125,200	547,036,108	582,403,438	602,499,338
Profit available for distribution	1,180,581,220	1,373,761,083	1,279,125,802	1,438,237,559
Less: Appropriation of statutory surplus reserve fund	88,591,196	106,108,330	69,672,236	83,573,822
Appropriation of statutory public welfare fund	44,295,598	53,054,165	34,836,118	41,786,911
Profit available for distribution to shareholders	1,047,694,426	1,214,598,588	1,174,617,448	1,312,876,826

Unit: RMB

Item	Consolidated		The Company	
	Year ended 31st December 2005	Year ended 31st December 2004	Year ended 31st December 2005	Year ended 31st December 2004
Less: Post balance sheet date appropriated cash dividend	730,473,388	730,473,388	730,473,388	730,473,388
Unappropriated profits	317,221,038	484,125,200	444,144,060	582,403,438

Cash Flow Statement

Unit: RMB

Item	Consolidated Year ended 31st December 2005	The Company Year ended 31st December 2005
1. Cash flow from operating activities		
Cash received from sale of goods and rendering of services	2,269,200,987	1,657,263,575
Other cash received relating to operating activities	25,392,975	14,129,982
Sub-total of cash inflow	2,294,593,962	1,671,393,557
Cash paid for goods and services	424,796,386	258,807,333
Cash paid to and on behalf of employees	156,086,942	131,797,580
Income tax paid	344,610,222	214,631,896
Other cash paid relating to operating activities	84,100,220	73,476,700
Sub-total of cash outflow	1,009,593,770	678,713,509
Net cash flows from operating activities	1,285,000,192	992,680,048
2. Cash flow from investing activities		
Cash received from disposal of investments	97,910,000	1,000,000
Including: Cash received from disposal of subsidiaries	1,000,000	1,000,000
Cash received from investment income	121,823,252	283,574,380
Cash received from disposal of fixed assets, intangible assets and other long-term assets	2,261,322	2,241,823
Other cash received relating to investing activities	194,400	—
Sub-total of cash inflow	222,188,974	286,816,203
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	4,001,529,082	3,969,172,998
Cash paid for purchase of investments	71,000,000	500,000
Sub-total of cash outflow	4,072,529,082	3,969,172,998
Net cash flow from investing activities	(3,850,340,108)	(3,682,856,795)
3. Cash flow from financing activities		
Proceeds from borrowings	10,336,400,000	10,336,400,000
Sub-total of cash inflow	10,336,400,000	10,336,400,000
Repayment of borrowings	6,087,367,764	6,287,367,764
Cash paid for dividends, profit distribution and interest	1,134,409,224	1,114,432,733
Including: dividend paid by subsidiaries to minority shareholders	29,410,347	—
Sub-total of cash outflow	7,221,776,998	7,401,800,497
Net cash flow from financing activities	3,114,623,012	2,934,599,503
4. Effects of foreign exchange rate changes	—	—
5. Net increase (decrease) in cash and cash equivalent	549,283,096	244,422,756

Unit: RMB

Supplementary information	Consolidated Year ended 31st December 2005	The Company Year ended 31st December 2005
1. Reconciliation of net profit to cash flow from operating activities:		
Net profit	696,456,020	696,722,364
Add: Profit/loss of minority shareholders	32,854,200	—
Add: Provision for impairment	11,551,496	11,172,991
Depreciation of fixed assets	448,925,582	359,784,731
Amortization of intangible assets	64,703,180	64,483,328
Amortization of long-term deferred assets	1,421,667	—
Decrease of prepaid expense (less: increase)	—	—
Increase of accrued expenses (less: decrease)	—	—
Loss on disposal of fixed assets, intangible assets and other long-term assets (less: profit)	13,385,997	13,306,210
Loss on retirement of fixed assets (less: profit)	—	—
Financial costs	167,657,604	177,091,458
Losses arising from investments (less: profits)	(128,945,325)	(305,075,958)
Deferred taxation credit (less: debit)	—	—
Decrease in inventories (less: increase)	(2,691,686)	(1,490,464)
Decrease in receivables under operating activities (less: increase)	16,710,002	7,942,645
Increase in payables under operating activities (less: decrease)	(37,028,545)	(31,257,257)
Others (expected increase in liabilities)	—	—
Net cash flow from operating activities	1,285,000,192	992,680,048
2. Investing and financing activities that do not involve cash receipts and payments:		
Conversion of debt into capital	—	—
Reclassification of convertible bonds expiring within one year as current liability	—	—
Fixed assets acquired under finance leases	—	—
3. Net increase in cash and cash equivalents		
Cash at the end of the year	1,074,057,577	627,127,116
Less: Cash at the beginning of the year	524,774,481	382,704,360
Add: Cash equivalents at the end of the period	—	—
Add: Cash equivalents at the beginning of the period	—	—
Net increase in cash and cash equivalents	549,283,096	244,422,756

9.3 In accordance with the PRC Accounting Standards, the accounting policy, accounting estimates and auditing method adopted by the Company have not been changed during the reporting period.

9.4 There is no change in the accounting difference during the reporting period.

9.5 There is no change in the scopes of consolidation during the reporting period.

By Order of the Board
Shen Chang Quan
Chairman

Nanjing, the PRC, 7th April 2006

As at the date of this announcement, Directors of the Company are: Shen Chang Quan, Sun Hong Ning, Chen Xiang Hui, Xie Jia Quan, Zhang Wen Sheng, Fan Yu Shu, Cui Xiao Long, Chang Yung Tsung, Fang Keng*, Fan Cong Lai* and Yang Xiong Sheng**

** Independent Non-executive Directors*



江蘇寧滬高速公路股份有限公司
JIANGSU EXPRESSWAY COMPANY LIMITED

(established in the PRC with limited liability)

(Code: 177)

Announcement of the 15th Session of the Fourth Board of Directors Meeting

This announcement is made pursuant to rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Notice is hereby given that the Jiangsu Expressway Company Limited (the "Company") held the 15th session of the fourth board of directors meeting (the "Meeting") in the morning on Friday, 7th April 2006 at the conference room, 11th Floor, 291 Zhong Shan Dong Lu, Nanjing, the PRC. There should be 11 directors present and 10 directors were present. Ms. Chang Yung Tsung, independent non-executive director of the Company, was absent due to work engagement and had appointed Mr. Fan Chong Lai, independent non-executive director of the Company, to vote on her behalf. Members of the supervisory committee and senior management attended the Meeting. The Meeting was chaired by Mr. Shen Chang Quan, chairman of the Company. The procedures for convening the meeting were in compliance with the relevant provisions of Company Law and the articles of association. The Meeting considered and approved the following resolutions:

1. The report of the board of directors for the year ended 31st December 2005 was approved and the same be present for approval at the 2005 annual general meeting;
2. The audited accounts and the auditors' report for the year ended 31st December 2005 were approved and the same be present for approval at the 2005 annual general meeting;
3. The distribution scheme in respect of the final dividends of the Company for 2005 was approved: the Company proposed to declare a cash dividend of RMB0.145 (tax inclusive), and the same be present for approval at the 2005 annual general meeting;
4. The appointments of Deloitte Touche Tohmatsu Certified Public Accountants Limited and Deloitte Touche Tohmatsu as the Company's domestic and international auditors were approved; and the same will be submitted to the 2005 annual meeting for consideration;
5. Election of directors:
   1) The proposed appointment of Mr. Shen Chang Quan as director of the Company, and the same be present for approval at the 2005 annual general meeting;
   2) The proposed appointment of Mr. Sun Hong Ning as director of the Company, and the same be present for approval at the 2005 annual general meeting;
   3) The proposed appointment of Mr. Chen Xiang Hui as director of the Company, and the same be present for approval at the 2005 annual general meeting;
   4) The proposed appointment of Mr. Zhang Wen Sheng as director of the Company, and the same be present for approval at the coming annual general meeting;
   5) The proposed appointment of Mr. Xie Jia Quan as executive director of the Company, and the same be present for approval at the 2005 annual general meeting;
   6) The proposed appointment of Ms. Fan Yu Shu as director of the Company, and the same be present for approval at the 2005 annual general meeting;
   7) The proposed appointment of Mr. Cui Xiao Long as the director of the Company, and the same be present for approval at the 2005 annual general meeting;
   8) The proposed appointment of Mr. Chang Yung Tsung as independent non-executive director of the Company; and the annual remuneration was fixed at RMB0.2 million (after taxation). The same resolution be present for approval at the 2005 annual general meeting;
   9) The proposed appointment of Mr. Feng Keng as independent non-executive director of the Company; and the annual remuneration was fixed at RMB0.2 million (after taxation). The same resolution be present for approval at the 2005 annual general meeting;
   10) The proposed appointment of Mr. Yang Xiong Sheng as independent non-executive director of the Company; and the annual remuneration was fixed at RMB0.05 million (after taxation). The same resolution be present for approval at the 2005 annual general meeting;
   11) The proposed appointment of Mr. Fan Chong Lai as independent non-executive director of the Company; and the annual remuneration was fixed at RMB0.05 million (after taxation). The same resolution be present for approval at the 2005 annual general meeting;
6. The maintenance contract for Shanghai-Nanjing Expressway (江蘇寧滬高速公路股份有限公司養護工程施工合同) and the authorization to Mr. Xie Jia Quan to enter into the contract with Jiangsu Sundian Engineering Co., Ltd. ("Sundian") were approved. The estimated repair and maintenance fees for 2006 amounted to approximately RMB10 million. The maintenance contract for Guangjing Xicheng Expressway Co., Limited ("Guangjing Xicheng") (廣靖錫澄高速公路有限責任公司養護工程施工合同) and the entering into the contract between Guangjing Xicheng and Sundian were approved. The estimated repair and maintenance fees for Guangjing Xicheng Expressway amounted to approximately RMB30 million. The directors (including independent non-executive directors) considered the transaction was on normal commercial terms and in the ordinary and usual course of business of the Company;
7. The deletion of article 18.4 of the article of associations was approved:

   whereby the Company should appropriate 5% to 10% of profit after tax to statutory public welfare fund;

   the numbering of articles 18.5 through 18.14 will be changed to articles 18.4 through 18.13. The same be present for approval at the 2005 annual general meeting.

Appendix:

1. **Declaration made by the person who nominates the independent directors of the Company**
2. **Declarations made by candidates for the posts of independent directors**

By Order of Board
Yao Yong Jia
Secretary to the Board

Nanjing, the PRC, 7th April 2006

As at the date of this announcement, Directors of the Company are: Shen Chang Quan, Sun Hong Ning, Chen Xiang Hui, Xie Jia Quan, Zhang Wen Sheng, Fan Yu Shu, Cui Xiao Long, Chang Yung Tsung, Fang Keng*, Fan Cong Lai* and Yang Xiong Sheng**

* *Independent non-executive directors*

Appendix

Jiangsu Expressway Company Limited

Declaration made by the person who nominates the independent directors of the Company

The nominating party of the Company, hereby makes a declaration to the public concerning the nominations of Ms. Chang Yung Tsung, Mr. Fang Keng, Mr. Yang Xiong Sheng and Mr. Fan Cong Lai as independent directors of the fifth board of directors of the Company (the "Candidates"). The Candidates do not have any relationship with the Company that will affect their independence. Details of the declaration are as follows:

The nominations are made upon thorough understanding of the professions, academic qualifications, titles, work experience and all part-time positions of the Candidates. The Candidates have agreed in writing to be independent directors of the fifth board of directors of the Company. (The Declaration made by the proposed independent directors are attached hereto as an enclosure). The nominating party considers the Candidates:

1. Eligible to be directors of any listed company pursuant to the laws, administrative regulations and other relevant requirements;
2. Have fulfilled the requirements for appointments to the positions in accordance with the articles of association of the Company;
3. Satisfy the standard of independence as required by the "Guiding Opinions on the Establishment of the System of Independent Directors in the Listed Companies" issued by the China Securities Regulatory Commission:
   1) Neither the Candidates, their immediate family members nor major social associates work in the Company or any of its subsidiaries;
   2) Neither the Candidates nor any of their immediate family members are shareholders of the Company who directly and indirectly hold 1% or more of the issued share capital of the Company, or among the top ten shareholders of the Company;
   3) Neither the Candidates nor any of their immediate family members are working for any corporate shareholder which directly and indirectly holds 5% or more of the issued share capital of the Company, or for any of the top five corporate shareholders of the Company;
   4) The Candidates do not fall into any of the above 3 categories in the most recent year;
   5) The Candidates are not involved in the provision of financial, legal, management consultancy and technical consultancy services to the Company and its subsidiaries.
4. Do not act as independent directors for more than five listed companies, including the Company.

The nominating party hereby warrants that the above declaration is true, complete and accurate and does not contain any false or misleading statement. The nominating party completely understands the possible consequence of providing a false statement.

The nominating party: Jiangsu Expressway Company Limited

Nanjing, the PRC, 7th April 2006

Jiangsu Expressway Company Limited

Declarations made by the candidates for the posts of independent directors

Chang Yung Tsung, Alice, Fang Keng, Yang Xiong Sheng and Fan Cong Lai, the declarants, being nominated as independent directors of the fifth board of director of the Company, hereby declare to the public that there are no connections between the Company and the declarants that will affect their independence as independent directors of the Company. The specific declaration is as follows:

1. Neither the declarants, any of our immediate family members or major social associates work in the Company or any of its subsidiaries;
2. Neither the declarants nor any of our immediate family members directly and indirectly hold 1% or more of the issued share capital of the Company;
3. Neither the declarants nor any of our immediate family members are among the top ten shareholders of the Company;
4. Neither the declarant nor any of my immediate family members work for any corporate shareholder which directly and indirectly holds 5% or more of the issued share capital of the Company;
5. Neither the declarants nor any of our immediate family members work in the top five corporate shareholders of the Company;
6. The declarants do not fall under any of the circumstances as described in the five items above in the recent year;
7. The declarants are not involved in the provision of financial, legal, management consultancy or technical consultancy services to the Company or any of its subsidiaries;
8. The declarants did not receive any undisclosed additional benefits from the Company, its substantial shareholders or other interested organizations and officers;
9. The declarants fulfill the requirements for appointments to the positions in accordance with the articles of association.

In addition, the declarants have not been appointed as independent directors for more than five listed companies, including the Company.

The declarants fully understand the duties as independent directors and warrant that the above declaration is true, complete and accurate and does not contain any false or misleading statement. The declarants completely understand the possible consequence of providing a false statement. The Shanghai Stock Exchange may consider our eligibility and our independence in accordance with this declaration. During the term of office as the Company's independent directors, the declarants shall comply with the regulations, requirements and notices issued by the China Securities Regulatory Commission and the requirements of the listing rules of the Shanghai Stock Exchange and subject to the surveillance of the Shanghai Stock Exchange. We shall ensure that we have adequate time and effort to perform our duties. We shall make independent judgment without any influence from the substantial shareholders, actual effective controlling parties or other interested organizations or individuals.

The Declarants: Chang Yungtsung, Alice, Fang Keng, Yang Xiongsheng and Fan Cong Lai

7th April 2006



江蘇寧滬高速公路股份有限公司
JIANGSU EXPRESSWAY COMPANY LIMITED

(Incorporated in the People's Republic of China with limited liability as a joint-stock limited company)

(Code: 177)

Continuing Connected Transaction
Road Maintenance Service Contract with
Jiangsu Sundian Engineering Co., Ltd.

- Guangjing Xicheng entered into Maintenance Contract with Jiangsu Sundian in respect of Guangjing Expressway and Xicheng Expressway.
- Jiangsu Sundian is a 70% subsidiary of the Company and is owned as to 30% by Guangjing Xicheng. Guangjing Xicheng (a 85% subsidiary of the Company and owned as to 15% by 華建交通經濟開發中心 Huajian Transportation Economic Development Centre (a substantial shareholder of the Company)) is a connected person of the Company under the Hong Kong Listing Rules. The Maintenance Contract with the maximum maintenance fee of RMB30,000,000 (approximately HK$28,846,153.85), constitutes a continuing connected transaction under rule 14A.34 of the Hong Kong Listing Rules.
- The transaction, being a transaction between subsidiaries of a listed company, is not subject to disclosure requirement pursuant to rule 7.3.6 of the Shanghai Listing Rules.
- At the 15th Session Meeting of the Fourth Board of Directors held on 7 April 2006, the directors of the Company approved the entering into of the Maintenance Contract.

The board of directors of Jiangsu Expressway Company Limited (the "Company") announced that on 7 April 2006, Jiangsu Sundian Engineering Co., Ltd. ("Jiangsu Sundian") (江蘇現代路橋有限責任公司) entered into a maintenance contract with Guangjing Xicheng Expressway Co., Ltd. (江蘇廣靖錫澄高速公路有限責任公司) ("Guangjing Xicheng", a 85% owned subsidiary of the Company) (the "Maintenance Contract").

Major terms of the Maintenance Contact are set out in the table below.

Parties	• Guangjing Xicheng (as employer); and • Jiangsu Sundian (as contractor)
Duration of contract	1 May 2006 to 31 December 2006
Subject of the 2006 road repair and maintenance services	Sections of and car parking spaces of service areas (including roads therein) of • Guangjing Expressway • Xicheng Expressway as designated by Guangjing Xicheng and agreed by Jiangsu Sundian in writing to be revamped
Maximum maintenance service fees for 2006	RMB30,000,000 (approximately HK$28,846,153.85), being the estimated total contract sum, the actual amount of maintenance service fees will be determined based on actual work done* and according to the approved fee principles**.
(i) Advance part payment for the raw materials of the maintenance work	40% of the estimated maintenance fee, payable in the week immediately before commencement of relevant maintenance work.
(ii) Maintenance fee payment	60% estimated maintenance fee — payable within the period commencing the 11th and ending on 20th calendar day of the month immediately after the respective work has been done provided that the cumulative payment shall not exceed 95% of the estimated maximum maintenance fee (inclusive of the advance payment); — upon completion of the maintenance work and passing the quality check, payment of 95% of the actual maintenance fee (inclusive of the advance payment). — remaining balance of 5% to be paid after expiry of the 1 year quality warranty period.

* The amount of work to be designated to Jiangsu Sundian will depend on the condition of the road surface and the relevant work progress.

** For works which have to be awarded by way of tender pursuant to the relevant PRC laws and regulations (for contracts with value of over RMB2,000,000 (approximately HK$1,923,077)), Jiangsu Sundian will only be awarded work after completion of the relevant tender process. In respect of works awarded by tender, services fees will be based on the tender submitted. In respect of other works, the fee will be fixed with reference to confirmation by independent third party and not being connected persons (as defined under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Hong Kong Listing Rules")) of the Company qualified price quoting entities as to the then prevailing market price of the relevant work.

Reasons and Benefits of the Maintenance Contract

The principal business of Guangjing Xicheng is the management, operation maintenance and toll collection of Guangjing Expressway and Xicheng Expressway. The principal business of Jiangsu Sudian is the repair and maintenance of expressway.

Jiangsu Sudian has accumulated sufficient related experience in the general repairs and maintenance work of expressways. Since its establishment, Jiangsu Sudian has, in addition to contracting for the maintenance operations and major and medium repairs of the expressways, roads and bridges under the management of the promoters, expanded its market by contracting for the road projects of other parties, including the paving of road surfaces of highways, the installation of securities facilities and other maintenance projects, and therefore optimising its allocation of resources, increasing its asset utilitisation rate, enhancing its maintenance technology as well as the quality of its maintenance work. It has achieved economies of scale of maintenance, reducing the maintenance costs of highways in an effective manner and thereby increasing its economic benefits further.

The maintenance fees are determined after arm's length negotiation and with reference to the price confirmed by independent qualified price quoting entities or at the tendered price, as the case may be. For so long as the price is not higher than the prevailing market price of the relevant work, Jiangsu Sudian will be awarded the specified works provided that the aggregate contract sum does not exceed the maximum management services fee for 2006 as set out in the respective agreement. The maximum maintenance service fees are agreed upon after taking into account the expected amount of works to be done in 2006. The Company will monitor the situation and will not order service if the limit is exceeded. The maintenance service fee will be funded by the internal resources of Guangjing Xicheng respectively.

At the 15th Session Meeting of the Fourth Board of Directors held on 7 April 2006, the directors of the Company (including independent non-executive directors) have approved the entering into of the Maintenance Contract. The directors (including independent non-executive directors) are of the view that the entering into of the Maintenance Contract is in the interests of the shareholders of the Company and the Company as a whole and in the ordinary and usual course of business of the relevant company and the terms of the Maintenance Contract are on normal commercial terms.

Connected Transaction

Jiangsu Sundian is a 70% subsidiary of the Company and is owned as to 30% by Guangjing Xicheng. Guangjing Xicheng (a 85% subsidiary of the Company and owned as to 15% by 華建交通經濟開發中心 Huajian Transportation Economic Development Centre (a substantial shareholder of the Company)) is a connected person of the Company under the Hong Kong Listing Rules. The entering into of the Maintenance Contract is a continuing connected transaction under rule 14A.34 of the Hong Kong Listing Rules. As the maximum estimated maintenance fees under the Maintenance Contract amount to an aggregate sum of RMB 30,000,000 (approximately HK$28,846,153.85), which is less than 2.5% of the percentage ratio as defined in the Hong Kong Listing Rules, the transaction contemplated under the Maintenance Contract constitutes continuing connected transactions under rule 14A.34 of the Hong Kong Listing Rules which are subject to the reporting and announcement requirements but are exempt from the requirement of independent shareholders' approval.

The transaction, being a transaction between subsidiaries of a listed company, is not subject to disclosure requirement pursuant to rule 7.3.6 of the Shanghai Listing Rules.

By the order of the Board of Directors
Yao Yongjia
Secretary to the Board of Directors

Nanjing, the PRC, 7 April 2006

For the purpose of this announcement, conversions of Renminbi into Hong Kong dollars are based on the approximate exchange rate of RMB106 = HK$100

The directors of the Company as at the date of this Announcement are Shen Chang Quan, Sun Hong Ning, Zhang Wen Sheng, Xie Jia Quang, Chen Xiang Hui, Fan Yu Shu, Cui Xiao Long, Chang Yung Tsung, Fang Keng*, Fan Cong Lai* and Yang Xiong Sheng*.*

** independent non-executive directors*



江蘇寧滬高速公路股份有限公司
JIANGSU EXPRESSWAY COMPANY LIMITED

(Incorporated in the People's Republic of China with limited liability as a joint-stock limited company)

(Code: 177)

Announcement of the 9th Session of the Fourth Supervisory Committee Meeting

The Company and all members of the supervisory committee warrant the authenticity, accuracy and completeness of the content in this announcement, and confirm that there are no false representations or misleading statements contained in or material omissions from this announcement and jointly accept responsibility thereon.

This announcement is made pursuant to the requirement under rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Notice is hereby given that Jiangsu Expressway Company Limited (the "Company") held the 9th session of the fourth supervisory committee meeting (the "Meeting") in the morning on Friday, 7th April 2006 at the Conference Room, 11th Floor, 291 Zhong Shan Dong Lu, Nanjing, the PRC. There should be 5 supervisors present and 5 supervisors were present. The Meeting was chaired by Mr. Zhou Jian Qiang. The procedures for convening the Meeting were in compliance with the relevant provisions of Company Law and the articles of association.

The following resolutions were considered and approved at the Meeting by all members of the supervisory committee:

1. The annual report for 2005 and its summary were considered and approved;
2. The report of the supervisory committee for the year ended 31st December 2005 was considered and approved and the same be present for approval at the 2005 annual general meeting;
3. The supervisory committee of the Company considered that the preparation and review procedures for the Company's 2005 annual report were in compliance with the requirements of the relevant law, regulations, the articles of association and the internal management system of the Company. The content and format of the 2005 annual report were in compliance with the relevant requirements of the China Securities Regulatory Commission and the stock exchanges. The information contained therein gave a true view of the Company's 2005 operation management and financial position. No violation of the confidentiality requirements has been found in respect of the people who participated in the preparation and review of the 2005 annual report.
4. The appointment of Mr. Zhou Jian Qiang as supervisor of the Company was proposed, and the same be present for approval at the 2005 annual general meeting;
5. The appointment of Mr. Zhang Chengyu as supervisor of the Company was proposed, and the same be present for approval at the 2005 annual general meeting;
6. The appointment of Ms. Ma Ning as supervisor of the Company was proposed, and the same be present for approval at the 2005 annual general meeting;
7. The appointments of Mr. Zhou Hao Xiang and Ms. Shang Hong as supervisors of the Company representing staff were approved, and the same be present for approval at the 2005 annual general meeting.

Supervisory Committee
Jiangsu Expressway Company Limited

Nanjing, the PRC, 7th April 2006

As at the date of this announcement, Directors of the Company are: Shen Chang Quan, Sun Hong Ning, Chen Xiang Hui, Xie Jia Quan, Zhang Wen Sheng, Fan Yu Shu, Cui Xiao Long, Chang Yung Tsung, Fang Keng*, Fan Cong Lai* and Yang Xiong Sheng**

** Independent non-executive directors*



江蘇寧滬高速公路股份有限公司

JIANGSU EXPRESSWAY COMPANY LIMITED

(Incorporated in the People's Republic of China with limited liability as a joint-stock limited company)

(Code: 177)

Announcement

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

We refer to the announcements of Jiangsu Expressway Company Limited (the "Company") dated 3 March 2006 and 6 April 2006 in respect of its share segregation reform proposal (the "Share Segregation Reform Proposal").

On 18 April 2006, the Company received the "Approval Reply of the Relevant Issues Concerning the Administration of the State-owned Shares of Jiangsu Expressway Company Limited under the Share Segregation Reform" (Su Guo Zi Fu [2006] No. 72) from the State Asset Supervision and Administration Commission of the People's Government of the Jiangsu Province. Pursuant to the approval reply, the Company's Share Segregation Reform Proposal is approved.

By the order of the Board of Directors
Yao Yongjia
Secretary to the Board of Directors

Nanjing, the PRC, 18 April 2006

The directors of the Company as at the date of this Announcement are Shen Chang Quan, Sun Hong Ning, Chen Xiang Hui, Xie Jia Quang, Zhang Wen Sheng, Fan Yu Shu, Cui Xiao Long, Chang Yung Tsung, Fang Keng*, Fan Cong Lai* and Yang Xiong Sheng*.*

** independent non-executive directors*



江蘇寧滬高速公路股份有限公司
JIANGSU EXPRESSWAY COMPANY LIMITED

(Incorporated in the People's Republic of China with limited liability as a joint-stock limited company)

(Code: 177)

Notice of 2005 Annual General Meeting

Notice is hereby given that the 2005 annual general meeting (the "AGM") of Jiangsu Expressway Company Limited (the "Company") will be held on 5 June 2006 at 9:00a.m. at Jiangsu Communications Building, 69 Shigu Road, Nanjing, Jiangsu, the People's Republic of China for the following purposes:

1. to consider and approve the directors report of the Company for the year ended 31 December 2005;

2. to consider and approve the supervisors report of the Company for the year ended 31 December 2005;

3. to consider and approve the audited accounts and the auditors report for the year ended 31 December 2005;

4. to consider and approve the profit distribution scheme in respect of the final dividends for the year ended 31 December 2005: the Company proposed to declare a cash dividend of RMB0.145 (tax inclusive);

5. to consider and approve the appointment of Deloitte Touche Tohmatsu Certified Public Accountants Limited and Deloitte Touche Tohmatsu as the Company's domestic and international auditors.

6. Election of directors:

   1) to consider and appoint Mr. Shen Chang Quan as director of the Company and to approve the service contract to be entered into between Mr. Shen and the Company for a term commencing on the date of the 2005 AGM until the date of the 2008 AGM;

   2) to consider and appoint Mr. Sun Hong Ning as director of the Company and to approve the service contract to be entered into between Mr. Sun and the Company for a term commencing on the date of the 2005 AGM until the date of the 2008 AGM;

3) to consider and appoint Mr. Chen Xiang Hui as director of the Company and to approve the service contract to be entered into between Mr. Xiang and the Company for a term commencing on the date of the 2005 AGM until the date of the 2008 AGM;

4) to consider and appoint Mr. Zhang Wen Sheng as director of the Company and to approve the service contract to be entered into between Mr. Zhang and the Company for a term commencing on the date of the 2005 AGM until the date of the 2008 AGM;

5) to consider and appoint Mr. Xie Jia Quan as executive director of the Company and to approve the service contract to be entered into between Mr. Xie and the Company for a term commencing on the date of the 2005 AGM until the date of the 2008 AGM;

6) to consider and appoint Ms. Fan Yu Shu as director of the Company and to approve the service contract to be entered into between Ms. Fan and the Company for a term commencing on the date of the 2005 AGM until the date of the 2008 AGM;

7) to consider and appoint Mr. Cui Xiao Long as the director of the Company and to approve the service contract to be entered into between Mr. Cui and the Company for a term commencing on the date of the 2005 AGM until the date of the 2008 AGM;

8) to consider and appoint Ms. Chang Yung Tsung as independent non-executive director of the Company and to approve the service contract to be entered into between Ms. Chang and the Company for a term commencing on the date of the 2005 AGM until the date of the 2008 AGM, with an annual remuneration of RMB200,000 (after tax);

9) to consider and appoint Mr. Fang Hung, Kenneth as independent non-executive director of the Company and to approve the service contract to be entered into between Mr. Fang and the Company for a term commencing on the date of the 2005 AGM until the date of the 2008 AGM, with an annual remuneration of RMB200,000 (after tax);

10) to consider and appoint Mr. Yang Xiong Sheng as independent non-executive director of the Company and to approve the service contract to be entered into between Mr. Yang and the Company for a term commencing on the date of the 2005 AGM until the date of the 2008 AGM, with an annual remuneration of RMB50,000 (after tax);

11) to consider and appoint Mr. Fan Chong Lai as independent non-executive director of the Company and to approve the service contract to be entered into between Mr. Fan and the Company for a term commencing on the date of the 2005 AGM until the date of the 2008 AGM, with an annual remuneration of RMB50,000 (after tax);

7. Election of supervisors:

   1) to consider and appoint Mr. Zhou Jian Qiang as supervisor of the Company and to approve the service contract to be entered into between Mr. Zhou and the Company for a term commencing on the date of the 2005 AGM until the date of the 2008 AGM;

   2) to consider and appoint Mr. Zhang Cheng Yu as supervisor of the Company and to approve the service contract to be entered into between Mr. Zhang and the Company for a term commencing on the date of the 2005 AGM until the date of the 2008 AGM;

   3) to consider and appoint Ms. Ma Ning as supervisor of the Company and to approve the service contract to be entered into between Ms. Ma and the Company for a term commencing on the date of the 2005 AGM until the date of the 2008 AGM;

8. Special Resolution: to approve the deletion of article 18.4 of chapter 18 of the article of association: whereby the Company shall appropriate 5% to 10% of profit after tax to statutory public welfare fund; to renumber articles 18.5 through 18.14 as articles 18.4 through 18.13.

Appendix: Biographies of candidates for directors and supervisors

By Order of Board
Yao Yong Jia
Secretary to the Board

Nanjing, the PRC, 20 April 2006

As at the date of this notice, Directors of the Company are: Shen Chang Quan, Sun Hong Ning, Chen Xiang Hui, Xie Jia Quan, Zhang Wen Sheng, Fan Yu Shu, Cui Xiao Long, Chang Yung Tsung, Fang Hung, Kenneth*, Fan Cong Lai* and Yang Xiong Sheng**

** Independent non-executive directors*

Notes:

(1) Persons who hold shares of the Company and whose names appear on the register of members as at 4 May 2006 shall be entitled to attend the AGM after completing and returning to the Company the confirmation slip attached to the Notice of Annual General Meeting prior to 15 May 2006. Further details are set out in the confirmation slip and explanation thereto.

(2) **Registration of transfers of H shares will be suspended by the Company from 4 May 2006 to 5 June 2006 (both days inclusive).** Holders of H shares who wish to be eligible for final dividends, must deliver their instruments of transfer together with the relevant share certificates to Hong Kong Registrars Limited, the Registrar of H shares of the Company, at Room 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, no later than 4:00p.m. on Wednesday, 3 May 2006. Registration date of equity interests, method and time of the declaration of dividends for holders of A shares will be otherwise notified.

(3) A shareholders who has the right to attend and vote at the AGM is entitled to appointed a proxy (whether or not a member) to attend and vote on his behalf. A shareholder (or his proxy) is entitled to cast one vote for each share he holds or represents. Notwithstanding completion and delivery of the form of proxy, a shareholder may still attend and vote at the AGM.

(4) The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing. In the event that such instrument is signed by an attorney of the appointor, an authorisation that authorised such signatory shall be notarized. To be valid, such notarized authorization together with the form of proxy must be delivered to the Secretary's Office not less tham 24 hours before the time appointed for holding of the AGM. The form of proxy for use at the AGM will be dispatched to shareholders.

(5) The AGM will last for half day. Shareholders attending the AGM will be responsible for their own accommodation and travelling expenses.

(6) Address: Secretariat Office to the Board
27th Floor, Jiangsu Communications Building
69 Shigu Road Nanjing, the PRC
Postal Code: 210004
Tel: 8625-84200999 (ext.4705, 4706, 4716)
Fax: 8625-84466643, 84207788

(7) All resolutions will be passed by way of poll.

Appendix:

Biographies of candidates for directors and supervisors

Mr. Shen Chang Quan, born in 1948, economist. Mr. Shen had been the head and the party secretary of Wu County in 1981, and a deputy mayor of Suzhou City since 1992. He was in charge of urban and communications developments of Suzhou City for a long time and was responsible for the development of the Suzhou City New Technology Development Zone from 1992 to 1997. He has extensive experience in engineering and management. He has been the chairman of the board of Jiangsu Communications Holdings Company Limited ("Communications Holdings") since January 2001.

Mr. Zhang Wen Sheng, born in 1947, senior economist. Mr. Zhang started working at the Tianjin Port in 1968. In 1974, he joined the Ministry of Communications where he has been secretary of general

office, deputy director of Production Regulatory Bureau, deputy director of Enterprise Administrative Bureau, director of the System Reformation Office, director of the System Regulatory Office and assistant supervisor and so forth, underscoring his longstanding involvement in communication administration. In 1998, he became the deputy general manager of Huajian Transportation Economic and Development Centre. He has been, during the past 3 years, and is currently the vice chairman of Northeastern Expressway Co., Ltd., Sichuan Expressway Co., Ltd. and Guangxi Wuzhou Communications Co. Ltd. and a director of Anhui Expressway Co., Ltd., all being public listed companies. Mr. Zhang has extensive experience in the research of corporate laws and business management.

Mr. Sun Hong Ning, born in 1961, EMBA. Mr. Sun had been deputy division head at Jiangsu State Secrecy Bureau since 1994. He was secretary of general office at the Jiangsu Provincial Party Committee in 1995, secretary of general office of the Jiangsu Provincial Government in 2001; and director and deputy general manager of Communications Holdings in 2003. Mr. Sun is also vice chairman of Jiangsu Sujiahang Expressway Co., Ltd., a director of Huatai Securities Co. Ltd. and a director of Jinling Hotel Co. Ltd. He has substantial experience in business and management.

Mr. Chen Xiang Hui, born in 1963, with a Bachelor degree in industrial engineering and an MBA, post-graduate grade senior engineer. Mr. Chen has been involved in communication construction management and expressway operation management for a long time. Mr. Chen was deputy director of the Project Quality Supervisory Section of Jiangsu Communications Department, a director of Jiangsu Ninglian Ningtong Management Office and general manager of the Company. Mr. Chen is currently director and deputy general manger of Communications Holdings. He is vice chairman of the Jiangsu Young Businessmen Association, deputy secretary general of the Expressway Operations Management Association of China's Academy of Highways and a standing committee member of the Expressway Operations Committee of Jiangsu Academy of Highways.

Mr. Xie Jia Quan, born in 1951, is the director and the general manager of the Company. He is a university graduate and a senior engineer with post-graduate grade, Mr. Xie was a technical staff and an assistant at Jiangsu Communications Planning and Design Institute in 1978, and deputy head of the Planning Department of Jiangsu Communications Bureau in 1985. He was deputy head of the Engineering Department of Jiangsu Expressway Construction Command Office in 1992, head of its Planning Department, deputy chief engineer and then the site commander and deputy chief commander. He has been the deputy commander of the expansion project command office of the Company since August 2003. He has assumed the position of general manager of the Company since December 2003. Mr. Xie has long been engaged in the management of communication construction and management of expressway operation. Mr. Xie is a senior expert with substantial experience in expressway construction and management. The current annual salary of Mr. Xie is RMB300,000 (before tax).

Ms. Fan Yu Shu, born in 1952. She is tertiary educated and an accountant. Ms. Fan was a manager of Transportation Business Department of Jiangsu Leasing Company and a vice manager of Jiangsu Communications Investment Corp. She is a director of the Finance Department of Communications Holdings, a director of Jiangsu Yangtze Bridge Co., Ltd and Jiangsu Guangjing Xicheng Expressway Co., Ltd., and vice chairman of the Jiangsu Communications Accountant Association. She has more than 20 years of experience in finance and accounting management.

Mr. Cui Xiao Long, born in 1961, university graduate, senior economist. Mr. Cui had been working in the Jiangsu Communications Bureau since 1984. He was the section chief of Finance Division, the deputy general manager of Jiangsu Communications Investment Corp. and director of Investment and Development Department at Communications Holdings. Mr. Cui is director of the Operational Safety Department at Communications Holdings and holds the position of director of Toll Management Centre of Expressway Network of Jiangsu Province concurrently. He is also deputy secretary general of Communications Enterprise Association of Jiangsu Province. He has approximately 20 years of experience in corporate management and finance management.

Ms. Chang Yung Tsung, Alice, born in 1932. She was a member of the Preparatory Committee for the Hong Kong Special Administrative Region, a standing committee member of the National Committee of the Chinese People's Political Consultative Conference, an advisor for the Hong Kong & Macau Affairs Office and the Xinhua News Agency (Hong Kong Branch) and chairperson of the Business Enterprise Management Centre of the Hong Kong Management Association. She is also managing director of Taching Petroleum Co. Ltd., president of Yung Shing Enterprise Co., the China senior advisor for Tlefonaktiebolaget LM Ericsson, the director of Nanjing Ericsson Panda Communications Co., Ltd., the director of Beijing SE Putian Mobile Communications Co., Ltd., chairman of Shanghai Overseas Chinese Commercial Centre Co., Ltd., and chairman of Jiangsu Hong Kong Aero Enterprise Ltd. Ms. Chang has decades of experience in business development and investment. Ms. Chang has been awarded the Insignia of the Commander of the Royal Order of the Polar Star bestowed by His Swdish Majesty King Carl Gustav XVI of the Kingdom of Sweden and the Gold Bauhinia Star of the Hong Kong Special Administrative Region.

Mr. Fang Hung, Kenneth, born in 1938, is an independent non-executive director of the Company, originated from Shanghai, graduated from Massachusetts Institute of Technology in the USA with a chemical engineering master degree in 1960s. He is the chairman of Jiangsu Times Supermarket Co., Ltd., the chairman of Fang Brothers Knitting Ltd., and a member of the National Committee of the Chinese People's Political Consultative Conference. He also undertakes many other key positions in major industrial or commercial associations, including as an Honorary Chairman of Hong Kong Textile Council and Hong Kong Wollen & Synthetic Knitting Manufacturers Association and a member of the Textile Advisory Board. Mr. Fang was a director of The Hongkong and Shanghai Banking Corporation Limited during August 1993 to May 2004. He has been an independent non-executive director of USI Holdings Limited since August 1997 and the Chairman of Yeebo (International Holdings) Limited since September 1996. All these companies are listed on The Stock Exchange of Hong Kong Limited.

Mr. Yang Xiong Sheng, born in 1960, is an independent director of the Company and a tutor for doctoral candidates. Mr. Yang became research office director of Jiangsu Lianyungang Finance School in 1981 before joining the Lianyungang Audit Bureau in 1987. In 1994 he was posted to the accounting department of Nanjing University, where he has been department head since 1999, underpinning his profound expertise in the accounting profession. Mr. Yang has been an independent director of Jiangsu Xiansheng Pharmaceutical Company Limited, a company listed in the Shanghai Stock Exchange, from 2000 to 2005.

Mr. Fan Chong Lai, born in 1962, is a tutor for doctoral candidates and a renowned economist nationwide. Mr. Fan was a teaching assistant of the Economics Faculty of the Business School at Nanjing University in 1983 and a lecturer in 1988. He has been professor and department head of the Economics Faculty of the Business School at Nanjing University since 1996. Mr. Fan is currently deputy dean of the Business School at Nanjing University, vice chairman of Jiangsu Finance Association and vice chairman of the Jiangsu Investment Association. Mr. Fan has long been engaged in teaching and research of monetary finance, corporate finance and capital markets. He is knowledgeable in economic theories. He has received numerous national awards honouring his contribution as an expert. In 2003, he was awarded the "National Higher Education Professional" by the State's Education Department. Mr. Fan was director of Jiangsu Shuntain Company Limited during 2000 to 2005. Mr. Fan has been an independent director of Jiangnan Moulding Technology Company Limited since 2001, Nanjing Xingang High Technology Company Limited since 2002 and Wuxi Taiji Company Limited since 2003. All these four companies are company listed in the PRC.

Save as disclosed in this notice, each director does not have any information to be disclosed pursuant to any of the requirements under rule 13.51(2) of Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited or any other matters regarding his/her appointment that need to be brought to the attention of holder of securities of the Company.

Supervisors:

Mr. Zhou Jian Qiang, born in 1953, senior economist and senior engineer, graduated in 1985 with a master degree. Mr. Zhou has joined the Jiangsu Provincial Planning Economy Committee since 1985 and then director; he was deputy general manager of Jiangsu ITIC in 1997; deputy director of Jiangsu Provincial Planning Economy Committee in 1999; and vice chairman and general manager of Communications Holdings since January 2001. Mr. Zhou has been involved in investment management, finance and securities for a long time, and has extensive experience in operation and management.

Mr. Zhang Cheng Yu, born 1951, tertiary educated, senior economist. Mr. Zhang has been deputy general manager, deputy secretary of the Communist Party Commission, general manager and secretary of the Communist Party Commission of Yangzhou Motoring Corporation since 1985. He became deputy head of the Communications Bureau of Yangzhou City in 1996 and then joined Jiangsu

Yangtze Bridge Co., Ltd. as deputy general manager in January 2001. In July 2001, he became general manager of Jiangsu Ningjingyen Expressway and in January 2002, he became personnel director of Communications Holdings. Mr. Zhang has extensive experience in financial and transport management.

Ms. Ma Ning, born in 1956, tertiary educated, accountant. She is currently deputy manager of the Finance Department of Huajian Centre. Ms. Ma had been an accountant in the finance department of the Ministry of Communications since 1975 and an accountant of China Association of Navigation since January 1990. She has been working for Huajian Centre since June 1994 and is now deputy manager of the Planning and Finance Department.



Jiangsu Expressway Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

Proxy form for holders of H Shares for use at the Annual General Meeting and any adjournment thereof

I/We (note 1) ______________________________

of ______________________________ (note 1)

being the registered holders of ______________________________ (note 2) H shares in JIANGSU EXPRESSWAY COMPANY LIMITED (the "Company"), HEREBY APPOINT (note 3) the Chairman of the meeting

or failing him ______________________________

of ______________________________

as my/our proxy to attend and act for me/us at the Annual General Meeting of the Company to be held at Jiangsu Communications Building at 69 Shigu Road, Nanjing, the PRC at 9:00 a.m. on Monday, 5 June 2006 (and at any adjourment thereof) (the "AGM") and to exercise all rights conferred on proxies under law, regulation and the Articles of Association of the Company in respect of any other business to be considered in the AGM. I/We wish my/our proxy to vote as indicated below in respect of the resolutions to be proposed at the AGM as hereunder indicated, or if no such indication is given, as my/our proxy thinks fit.

	For(note 4)	Against(note 4)
1. to consider and approve the directors report of the Company for the year ended 31 December 2005;		
2. to consider and approve the supervisors report of the Company for the year ended 31 December 2005;		
3. to consider and approve the audited accounts and the auditors report for the year ended 31 December 2005;		
4. to consider and approve the profit distribution scheme in respect of the final dividends for the year ended 31 December 2005: the Company proposed to declare a cash dividend of RMB0.145 (tax inclusive);		
5. to consider and approve the appointment of Deloitte Touche Tohmatsu Certified Public Accountants Limited and Deloitte Touche Tohmatsu as the Company's domestic and international auditors.		
6. Election of directors:		
1) to consider and appoint Mr. Shen Chang Quan as director of the Company and to approve the service contract to be entered into between Mr. Shen and the Company for a term commencing on the date of the 2005 AGM until the date of the 2008 AGM;		
2) to consider and appoint Mr. Sun Hong Ning as director of the Company and to approve the service contract to be entered into between Mr. Sun and the Company for a term commencing on the date of the 2005 AGM until the date of the 2008 AGM;		
3) to consider and appoint Mr. Chen Xiang Hui as director of the Company and to approve the service contract to be entered into between Mr. Xiang and the Company for a term commencing on the date of the 2005 AGM until the date of the 2008 AGM;		
4) to consider and appoint Mr. Zhang Wen Sheng as director of the Company and to approve the service contract to be entered into between Mr. Zhang and the Company for a term commencing on the date of the 2005 AGM until the date of the 2008 AGM;		
5) to consider and appoint Mr. Xie Jia Quan as executive director of the Company and to approve the service contract to be entered into between Mr. Xie and the Company for a term commencing on the date of the 2005 AGM until the date of the 2008 AGM;		
6) to consider and appoint Ms. Fan Yu Shu as director of the Company and to approve the service contract to be entered into between Ms. Fan and the Company for a term commencing on the date of the 2005 AGM until the date of the 2008 AGM;		

	For[note 4]	Against[note 4]
7) to consider and appoint Mr. Cui Xiao Long as the director of the Company and to approve the service contract to be entered into between Mr. Cui and the Company for a term commencing on the date of the 2005 AGM until the date of the 2008 AGM;		
8) to consider and appoint Ms. Chang Yung Tsung as independent non-executive director of the Company and to approve the service contract to be entered into between Ms. Chang and the Company for a term commencing on the date of the 2005 AGM until the date of the 2008 AGM, with an annual remuneration of RMB200,000 (after tax);		
9) to consider and appoint Mr. Fang Hung, Kenneth as independent non-executive director of the Company and to approve the service contract to be entered into between Mr. Fang and the Company for a term commencing on the date of the 2005 AGM until the date of the 2008 AGM, with an annual remuneration of RMB200,000 (after tax);		
10) to consider and appoint Mr. Yang Xiong Sheng as independent non-executive director of the Company and to approve the service contract to be entered into between Mr. Yang and the Company for a term commencing on the date of the 2005 AGM until the date of the 2008 AGM, with an annual remuneration of RMB50,000 (after tax); and		
11) to consider and appoint Mr. Fan Chong Lai as independent non-executive director of the Company and to approve the service contract to be entered into between Mr. Fan and the Company for a term commencing on the date of the 2005 AGM until the date of the 2008 AGM, with an annual remuneration of RMB50,000 (after tax);		
7. Election of supervisors:		
1) to consider and appoint Mr. Zhou Jian Qiang as supervisor of the Company and to approve the service contract to be entered into between Mr. Zhou and the Company for a term commencing on the date of the 2005 AGM until the date of the 2008 AGM;		
2) to consider and appoint Mr. Zhang Cheng Yu as supervisor of the Company and to approve the service contract to be entered into between Mr. Zhang and the Company for a term commencing on the date of the 2005 AGM until the date of the 2008 AGM; and		
3) to consider and appoint Ms. Ma Ning as supervisor of the Company and to approve the service contract to be entered into between Ms. Ma and the Company for a term commencing on the date of the 2005 AGM until the date of the 2008 AGM; and		
8. Special Resolution: to approve the deletion of article 18.4 of chapter 18 of the article of association: whereby the Company shall appropriate 5% to 10% of profit after tax to statutory public welfare fund; to renumber articles 18.5 through 18.14 as articles 18.4 through 18.13.		

Date: ____________________, 2006 Signature(s) [note 5]: ____________________

Notes:

1. Please insert full name(s) and address(es) in block capitals.

2. Please indicate clearly the number of H shares in the Company registered in your name(s) in respect of which the proxy is so appointed. If no such number is inserted, the proxy will be deemed to be appointed in respect of all the H shares in the Company registered in your name(s).

3. A shareholder is entitled to appoint a proxy of his own choice. Where the proxy appointed is not the Chairman of the AGM, please cross out "the Chairman of the meeting", and fill in the name(s) and address(es) of the proxy in the space provided. Each shareholder is entitled to appoint one or more than one proxy to attend and vote at the AGM on his behalf. The proxy needs not be a member of the Company. The person who signs this proxy form shall initial against any alteration in it.

4. Important: if you wish to vote for any resolution, tick in the box marked "For". If you wish to vote against any resolution, tick in the box marked "Against". Failure to tick any box will entitle your proxy to cast your vote at his discretion.

5. This form of proxy must be signed by you or your attorney duly authorised in writing (in this case, the power of attorney must be notarially certified) or, in the case of a corporation or institution, either under the common seal or under the hand of any director or attorney duly authorised in writing.

6. To be valid, this proxy form and, if such proxy form is signed by a person under a power of attorney or other authority on behalf of the appointor, a notarially certified copy of that power of attorney or other authority (if applicable), must be deposited at the Company not less than 24 hours before the time appointed for the holding of the AGM.



Jiangsu Expressway Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

Confirmation Slip for H Shares Shareholders in respect of the Annual General Meeting to be held on 5 June 2006

Pursuant to its Articles of Association, the Company Law of the People's Republic of China (the "PRC") and the relevant regulations, all shareholders of Jiangsu Expressway Company Limited (the "Company") who wish to attend the annual general meeting to be held on 5 June 2006 must complete the following confirmation slip:

Name ____________ **Shareholding** ____________ **Number of H Shares** ____________

I.D. No. ____________ Telephone No. ____________

Address ____________

____

____

Date: ____________ Signature of Shareholder: ____________

Notes:

1. The date of registration of its shareholders is to fall on 5 May 2006, and those shareholders registered on this day are entitled to fill in this slip and attend the annual general meeting.
2. Please fill in this slip in BLOCK CAPITALS. This slip may be photocopied for use.
3. Please produce copies of identity cards (or passports).
4. Please produce documentary copies that can prove your shareholding.
5. This slip may be returned to the Company by bearer, mail or facsimile before 15 May 2006.
6. (1) If it is returned by hand or by post, please use the following address:

   Secretariat Office of Board of Directors
   Jiangsu Expressway Company Limited
   27th Floor, Jiangsu Communications Building
   69 Shigu Road, Nanjing,
   People's Republic of China

   (2) If it is returned by fax, please use the following facsimile numbers:

   Fax: (86 25) 8446 6643

   Attn: Secretariat Office of Board of Directors
   Jiangsu Expressway Company Limited



江蘇寧滬高速公路股份有限公司

JIANGSU EXPRESSWAY COMPANY LIMITED

(established in the PRC with limited liability)

(Stock Code: 177)

Announcement of the Voting Results of the Relevant Shareholders' Meeting on the A Share Segregation Reform Proposal

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Jiangsu Expressway Company Limited (the "Company") hereby announces the following in accordance with the listing rules of the Shanghai Stock Exchange:

I. SPECIAL NOTICE

1. No resolution to amend or over-rule the proposal and no new resolution were proposed at the relevant shareholders' meeting on the A share segregation reform proposal.

2. The announcement in respect of the implementation of Jiangsu Expressway Company Limited's share segregation reform proposal (the "SSRP Implementation Announcement") will be published in China Securities Journal, Shanghai Securities News and the website of the Shanghai Stock Exchange (www.sse.com.cn) in due course.

3. Please refer to the SSRP Implementation Announcement for details of the suspension and resumption of trading in the circulating shares of the Company. Trading in the circulating shares will remain suspended prior to the resumption timetable as set pit in the SSRP Implementation Announcement.

II. CONVOCATION OF THE MEETING

Notice of the relevant shareholders' meeting on the A share segregation reform proposal (the "Meeting") of was issued by way of an announcement which was published on 6 March 2006. The announcement in respect of the relevant matters regarding the share registration date and meeting date of the relevant shareholders' meeting on the revised share segregation reform proposal of the Company was published on 7 April 2006. The first indicative announcement in respect of the relevant shareholders' meeting was published on 12 April 2006. The second indicative announcement in respect of the relevant shareholders' meeting was published on 18 April 2006.

1. Meeting Time

   The on-site meeting was convened on 24 April 2006 at 14:00.

   Voting through the on-line voting system was available from 9:30 to 11:30 and 13:00 to 15:00 on 20 April 2006, 21 April and 24 April 2006.

2. Share Registration Date: 14 April 2006

3. Venue of the Meeting: Jiangsu Zhongshan Hotel

4. Convocation of the Meeting: On-site voting, voted through the on-line voting system and appointed the board of directors of the Company as proxies to collect the voting rights

5. Convener: the board of directors of the Company

6. Chairman: Mr. Sun Hong Ning director of the Company

7. The convocation of the Meeting complied with the provisions of the relevant law, regulations and requirements of the "Company Law of the PRC" (《中華人民共和國公司法》), the "Securities Law of the PRC" (《中華人民共和國證券法》), "Administrative Measures on Share Segregation Reform of Listed Companies" (《上市公司股權分置改革管理辦法》) and "Guidelines on the Practice and Operation of Shares Segregation Reform Proposals of Listed Companies" (《上市公司股權分置改革業務操作指引》).

III. ATTENDANCE OF THE MEETING

A total of 1,904 shareholders or proxies attended the Meeting, representing 3,460,835,268 shares or approximately 68,698% of the total shares the Company.

1. Attendance by Holders of Non-circulating Share

A total of 5 Non-circulating Shareholders or proxies attended the Meeting, representing 3,397,264,600 shares or approximately 92,676% of the total number of Non-circulating Shares or approximately 67,436% of the total shares the Company.

2. Attendance by Holders of Circulating Shares

A total of 1,899 Circulating Shareholders or proxies attended the Meeting, representing 63,570,668 shares or approximately 42.380% of the total number of circulating shares. Among these, a total of 16 Circulating Shareholders or proxies attended the Meeting on-site, representing 317,801 shares or approximately 0.212% of the Circulating Shares of the Company; and 1,883 shareholders voted through the on-line voting system, representing 63,252,867 shares or approximately 42,169% of the Circulating Shares of the Company.

Representatives of the Company's directors, supervisors and senior management and of the sponsor and the lawyer appointed by the Company attended the Meeting.

IV. PROPOSED RESOLUTION CONSIDERED AT THE MEETING

The "A Share Segregation Reform Proposal of Jiangsu Expressway Company Limited" was considered at the Meeting. Detailed information on the proposal is available in the "Prospectus of the Share Segregation Reform of Jiangsu Expressway Company Limited (Revision)" (《江蘇寧滬高速公路股份有限公司股權分置改革說明書(修訂稿)》) disclosed at the website of the Shanghai Stock Exchange (www.sse.com.cn) on 7 April 2006.

In order to be granted the listing status for shares, Non-circulating Shareholders shall transfer 48,000,000 shares to Circulating Shareholders at no consideration, representing a consideration of 3.2 shares paid by Non-circulating Shareholder for every 10 Circulating Shares held by Circulating Shareholders.

On the first trading day after the implementation of the Share Segregation Reform Proposal, non-circulating shares held by all Non-circulating Shareholders of the Company will be granted the listing status for A shares.

Jiangsu Communications Holdings Co., Ltd ("Communications Holdings") and Huajian Transportation Economic Development Center ("Huajian Transportation") indicated that they would make an advance for the consideration on behalf of those Non-circulating Shareholders who have objected or did not have explicit consent and Non-circulating Shareholders who could not implement the consideration arrangement due to freezing of assets by courts. The consideration advanced would be repaid by the relevant Non-circulating Shareholders. For repayment, shareholders can opt to transferof the amount of shares being advanced or payment of the amount of cash equivalent of the average closing price of the five trading days after the implementation of the Company's Share Segregation Reform Proposal of the consideration shares. When the Non-circulating Shareholders, whose consideration was advanced by Communications Holdings and Huajian Transportation on their behalf, apply for the listing status of the Non-circulating shares held by them, consent should be obtained from Communications Holdings and Huajian Transportation, and the application for such listing status shall be lodged by the Company to the stock exchange.

Pursuant to the relevant requirements of "Administrative Measures on A Share Segregation Reform of Listed Companies" (《上市公司股權分置改革管理辦法》), all Non-circulating Shareholders, within 12 months from the date of the implementation of the Share Segregation Reform Proposal, will not conduct any trading or transfer of shares. The Non-circulating Shareholders of the Company will strictly comply with the above statutory requirements.

With an aim to further secure the interest of A shares shareholders and stabilize the share price, some of the Company's Non-circulating Shareholders have specially undertook the following:

(1) Communications Holdings and Huajian Transportation undertake:

    i. that within 60 months from the day of being grated listing status, the original non-circulating shares of the Company held by Communications Holdings and Huajian Transportation will not be traded on the Shanghai Stock Exchange;

    ii. that they will put forward and vote for a proposal at each of the 2005-2008 annual general meetings of the Company regarding a cash dividend payment of not less than 85% of the distributable profit of the Company realized in the relevant year.

(2) Communications Holdings, Huajian Transportation, Jiangsu Communications Construction Group Co., Ltd. and Jiangsu Communications Engineering Co., Ltd undertake that they shall bear all relevant expenses arising from the share segregation as per their agreement.

V. VOTING RESULTS OF THE MEETING

Shareholders attending the Meeting represented a total of 3,460,835,268 shares with valid voting rights, of whom the Circulating Shareholders represented a total of 63,570,668 shares.

1. Voting results by all shareholders

Votes for: 3,446,107,232 shares, representing approximately 99.574% of the total number of the shares with valid voting rights present at the Meeting;

Votes against: 14,329,136 shares, representing approximately 0.414% of the total number of the shares with valid voting rights present at the Meeting;

Votes abstained: 398,900 shares, representing approximately 0.012% of the total number of the shares with valid voting rights present at the Meeting;

2. Voting results by Circulating Shareholders

Votes for: 48,842,632 shares, representing approximately 76.832% of the total number of the shares with valid voting rights held by the Circulating Shareholders present at the Meeting;

Votes against: 14,329,136 shares, representing approximately 22.540% of the total number of the shares with valid voting rights held by the Circulating Shareholders present at the Meeting;

Votes abstained: 398,900 shares, representing approximately 0.628% of the total number of the shares with valid voting rights held by the Circulating Shareholders present at the Meeting;

3. **Shares held and voted by the top ten Circulating Shareholders**

No.	Name of shareholders	Number of shares held (shares)	Way of voting	Voting
1	China Galaxy Securities Co.Ltd.	17,201,566	Through Internet	For
2	Bank of China — Haifutong Securities Investment Fund	6,482,100	Through Internet	For
3	The National Social Security Fund 602 Composition	3,801,835	Through Internet	For
4	Yu Yang Securities Investment Fund	2,981,204	Through Internet	For
5	The National Social Security Fund 103 Composition	2,099,950	Through Internet	For
6	Bank of Communications — 融通行業景氣證券投資基金	1,667,107	Through Internet	For
7	Xinghe Securities Investment Fund	1,386,707	Through Internet	For
8	Shen Xiao Wen	1,200,000	Through Internet	Against
9	Bank of China — 嘉實服務增值行業證券投資基金	842,303	Through Internet	For
10	Nanjing Securities Co.,Ltd.	622,000	Through Internet	For

4. **Voting Results**

The "A Share Segregation Reform Proposal of Jiangsu Expressway Company Limited" was considered and approved at the Meeting.

VI. LEGAL OPINION

Mr. Ju Jianping of Jiangsu Shiji Tongren Law Office witnessed the overall process of the Meeting, issued the legal opinion and considered that the convening and the proceedings of the Meeting, the qualifications of the people attending the Meeting and the resolution, the way of voting and the voting procedures in respect thereof were in compliance with the relevant laws, regulations and regulatory documents and the provisions of the articles of association of the Company. The resolution passed at the Meeting was legal and valid.

VII DOCUMENTS AVAILABLE FOR INSPECTION

The legal opinion issued by Jiangsu Shiji Tongren Law Office entitled "Legal Opinion in respect of the Shareholders Meeting of Jiangsu Expressway Company Limited on the Share Segregation Reform Proposal" (《關於江蘇寧滬高速公路股份有限公司股權分置改革相關股東會議的法律意見書》).

By Order of Board
Yao Yong Jia
Secretary to the Board

Nanjing, the PRC, 24 April 2006

As at the date of this announcement, Directors of the Company are: Shen Chang Quan, Sun Hong Ning, Chen Xiang Hui, Xie Jia Quan, Zhang Wen Sheng, Fan Yu Shu, Cui Xiao Long, Chang Yung Tsung, Fang Hung, Kenneth*, Fan Cong Lai* and Yang Xiong Sheng**

* *Independent non-executive directors*

Please also refer to the published version of this announcement in South China Morning Post.